
13000783

PARK NATIONAL CORPORATION

2012 ANNUAL REPORT

PARK NATIONAL CORPORATION

CENTURY NATIONAL BANK

FAIRFIELD NATIONAL BANK

Farmers Bank
Farmers and Savings Bank

FIRST-KNOX NATIONAL BANK
...Someone you can trust

GUARDIAN FINANCE COMPANY

PARK NATIONAL BANK

PARK NATIONAL BANK
Southwest Ohio & Northern Kentucky

Richland Bank

SNB SECOND NATIONAL BANK

Scope Aircraft Finance

SECURITY NATIONAL BANK

United Bank

Unity National Bank



Williams
Fulton
Lucas
Ottawa
Defiance
Henry
Wood
Sandusky
Erie
Lorain
Cuyahoga
Lake
Ashtabula
Geauga
Trumbull
Paulding
Putnam
Hancock
Seneca
Huron
Medina
Summit
Portage
Mahoning
Van Wert
Allen
Wyandot
Crawford
Richland
Ashland
Wayne
Stark
Columbiana
Mercer
Auglaize
Hardin
Marion
Morrow
Holmes
Carroll
Logan
Knox
Tuscarawas
Jefferson
Shelby
Delaware
Coshocton
Harrison
Darke
Miami
Champaign
Union
Licking
Guernsey
Belmont
Franklin
Muskingum
Clark
Madison
Noble
Monroe
Preble
Mont gomery
Greene
Fayette
Pickaway
Fairfield
Perry
Morgan
Washington
Butler
Warren
Clinton
Hocking
Ross
Vinton
Athens
Hamilton
Clermont
Highland
Pike
Jackson
Meigs
Adams
Brown
Scioto
Gallia
Boone
Kenton
Campbell
Lawrence
Kentucky

Century National Bank

Fairfield National Bank

Farmers Bank

First-Knox National Bank

The Park National Bank

Park National Bank
Southwest Ohio & Northern Kentucky

Richland Bank

Second National Bank

Security National Bank

United Bank

Unity National Bank

Ⓢ Scope Aircraft Finance

Ⓖ Guardian Finance Company

TABLE OF CONTENTS


RECEIVED
MAR - 8 2013
193

We began 2012 with high hopes (cautious optimism would be a safer description of our outlook one year ago) and an internal, page-long summary of what we intended to accomplish during the year. In retrospect, there were only a couple of "lay ups" or "slam dunks." It would be easier to write a glowing letter to shareholders if we set easier objectives to accomplish. But neither you nor we wish to take the easy path... it's typically crowded anyway.

Among our objectives, we did NOT earn our targeted net income for the year.

Net Income and Park's relative performance...

We targeted $83 million in net income for 2012, excluding the gain on the sale of the Vision Bank business. We did not achieve the target. Net income was $78.6 million, or $4.88 per diluted common share. For the 2011 year, Park National Corporation (Park) reported net income of $82.1 million, or $4.95 per diluted common share, so 2012 net income per diluted common share decreased 1.4% from 2011.

We did, however, earn net income sufficient to sustain our common stock dividend to our shareholders. We completed the sale of the Vision Bank business on substantially the terms announced on November 16, 2011. We also repurchased the preferred shares and common share warrant issued to the U.S. Treasury under the Troubled Asset Relief Program (TARP) and exited the Capital Purchase Program without raising additional common equity during 2012. All of these are notable accomplishments.

We periodically reflect on Park's total return for our shareholders. Ownership of bank common stock has been out of favor over the past five years, perhaps the most challenging as any five year period since the Great Depression of the 1930s.


150
125
100
75
50
25
0
Index Value
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

	PERIOD ENDING					
Index	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
Park National Corporation	100.00	117.71	102.87	134.82	128.58	135.08
NYSE MKT Composite	100.00	59.55	80.74	101.40	107.78	114.90
NASDAQ Bank	100.00	78.46	65.67	74.97	67.10	79.64
SNL Bank and Thrift Index	100.00	57.51	56.74	63.34	49.25	66.14

In spite of the challenges we have reported to you during this timeframe, the previous performance graph and corresponding table reveal that Park National Corporation, in terms of total return, has outperformed three other comparable bank indices over the period. You will find the identical graph and table in "Management's Discussion and Analysis" in this Annual Report, accompanied with far more detail on our performance in 2012.

Other topics addressed during 2012 are described below.

The sale of the Vision Bank business...

Plenty has been said and written about the challenges we experienced as a result of the purchase of Vision Bank in early 2007. You may tire of reading about our Vision Bank challenges and we think we can safely say, the end seems to be in sight. Please stay with us as we offer additional information we think you may find helpful.

The initial thrill of buying Vision Bank was matched by the relief from the sale of the business on February 16, 2012. We remember the day as a giant step forward to accelerate the resolution of the problems resulting from the 2007 purchase.

The sale helped position us to repay the TARP funds in April, 2012. As a result, beginning in 2013 we save $5.0 million per year in preferred share dividend payments and eliminated another layer of regulatory oversight. Both are worthy reasons justifying the repayment.

The TARP funds provided meaningful capital that supported our ability to continue lending money in our communities and to rest more easily as we struggled to satisfactorily conclude the challenges associated with Vision Bank. We were delighted to repurchase the preferred shares and the related warrant as repaying the TARP funds signaled an answer to the seemingly open-ended question about our need for capital to support our ongoing operations. We were very pleased to exit the program, but grateful for the flexibility and security the TARP funds provided.

We met some fine people associated with Vision Bank. We thank them for their efforts to help us minimize the losses we experienced. And we extend our gratitude to a number of key professionals outside the Park family for their assistance over the past few years.

We especially want to thank a long list of Park associates for their leadership, focus and determination that allowed us to limit the challenges at Vision Bank from overshadowing the successes within the Park organization otherwise. We engaged associates from our accounting area, internal audit, technology and information services, human resources, trust, internal loan review, loan administration and operations for assistance as we worked through the sale and continue to reduce our exposure to troubled assets. It's been a team effort.

At the top of our list of Park associates to thank is Tom Button, our chief credit officer. Tom led the asset quality improvement charge and continues to navigate choppy waters as we resolve troubled assets, while simultaneously providing the strong and insightful leadership we need in lending.

Our agenda for 2013 includes a continued focus on liquidating the pile of troubled assets we retained following the sale of the Vision Bank business. We are happy to report the pile has been reduced dramatically. Nonperforming assets associated with the former Vision Bank, at October 31, 2011 (the month end immediately prior to the announcement of the agreement to sell the Vision Bank business) were $156.9 million and have been reduced to just under $90.4 million at year end 2012. We've made great progress. More work clearly remains to be done. We assure you it will be done.

The Vision Bank story is in its final chapter and we are moving forward.

The Park National Bank (PNB) story...

Our favorite story continues with several more chapters of success. Below is a comparison of Park and PNB over the previous three years. It is instructive to pay particular attention to "Security Gains" in previous years compared to 2012, and the "Gain on sale of the Vision Bank business" in 2012:

(In thousands)	**2012**	2011	2010
The Park National Bank (PNB)	**$ 87,106**	$106,851	$102,948
Guardian Financial Services Company	**3,550**	2,721	2,006
Vision Bank/SEPH	**(12,221)**	(25,837)	(45,414)
Parent Company/Other	**195**	(1,595)	(1,439)
Park National Corporation (Park)	**$ 78,630**	$ 82,140	$ 58,101
Security gains – PNB	**—**	23,634	11,864
PNB, excluding security gains	**87,106**	91,489	95,236
Security gains – Vision Bank	**—**	5,195	—
Gain on sale of the Vision Bank business	**22,167**	—	—
Park net income, excluding gains	**64,221**	63,401	50,389

Excluding the gain on sale of the Vision Bank business in 2012 and the security gains in the two previous years, 2012 net income for Park compares favorably with 2011 and 2010.

PNB's net income has declined in each of the three years ended December 31, 2012. While no excuse, persistently low interest rates have compressed all banks' net interest margins... and we are no exception. By the important measure of Return on Average Assets, PNB continues to outperform its peers as the following table discloses:

	2012			2011			2010		
	PNB	**Peers**	**%**	PNB	Peers	%	PNB	Peers	%
Return on average assets	**1.33**	**1.02**	**78%**	1.66	0.87	87%	1.66	0.49	92%

"Peers" is defined as all FDIC-insured banks in the United States with assets greater than $3 billion. "%" refers to the percentile ranking of PNB compared to these peers.

Our returns in 2011 and 2010 were favorably influenced by gains from the sale of securities; our performance for 2012 relative to peers excludes gains from the sale of securities. PNB Return on Average Assets for 2012 was in the upper quartile compared to our peers, slightly less than the upper quintile, our personal annual objective.

Gathering deposits...

Our Ohio-based community bank divisions continued a fine record of increasing deposits last year. Deposits at year end 2012 increased by just over $200 million, or 4.4% compared to year end 2011. Our strategy continues to be "the bank of choice" in the primary markets served by our community bank divisions. It seems to be working. Total deposits and repurchase agreements increased by $206 million last year over December 31, 2011. We remain convinced that Service Excellence, the program we announced last year, continues to play a meaningful role in our success in gaining and keeping customers and clients.

Lending in our markets...

From year end 2011 to year end 2012 our Ohio-based bank divisions increased outstanding loan balances by 4.7%. Our target for 2012 was to increase loans by 1.0% to 3.0%. Loans increased by $197 million at year end 2012 compared to year end 2011, nearly keeping pace with the increase in deposits and repurchase agreements identified above. As we have stated time and again, we have plenty of funds to lend.

By far the strongest growth category was in loans to individuals to finance 1–4 family residences. We completed our second full year of originating and *retaining* on our bank divisions' balance sheets a majority of loans with terms with final maturities of 15 years or less. We originated more refinance home loans and home purchase mortgages in 2012 than any year but one in our history.

We are delighted to make home loans... they are the cornerstone of our consumer banking relationships and the credit quality of home loans is generally superior to other types of loans. Our bank divisions do marvelous work helping customers and prospects with the right combination of loan alternatives and a myriad of other banking services.

Making a home loan may seem easy on the surface, but we assure you the reams of paper required to comply with federal regulations (increasing every year, by the way), the application process, the deliberation and dialogue between our lenders and customers, the underwriting process, the loan approval, processing and closing, followed by the post-closing loan administration, takes a small army of professionals doing their work correctly. Every day. Every loan. It is difficult to exaggerate the individual and collective efforts required to successfully manage the tedious and laborious process of making a home loan.

We are exceptionally proud of all of our associates and never more proud than after witnessing the results of 2012. We take nothing for granted and equally value the work of our loan processing/servicing centers within our community bank divisions. We were pleased to be able to recruit Julie Leonard from our First-Knox National Bank Division in Mt. Vernon to oversee the critical real estate lending operations functions in the latter part of 2012.

As the modest economic recovery continued in 2012, we enjoyed a 5.8% increase in consumer loan balances. This category of lending mirrored the increased level of auto sales in the markets we serve. Some banks tend to be cyclical in their automobile finance programs but consistency has been a hallmark of PNB for decades. While some competitors exit this type of lending periodically, we continue offering loans on automobiles, pick-up trucks, boats and recreational vehicles (and even motorcycles on occasion!). Consistency and predictability are rewarded as evidenced by the continued growth in loan balances within our bank divisions.

Finally, our commercial real estate, other commercial, financial and agricultural loan balances increased year to year by 3.4%. As a community bank, we believe it is critical, and we very much desire, to lend money to *all* segments of our communities. We were pleased to take advantage of opportunities to increase our commercial lending last year. We are further encouraged that in the early part of 2013, it appears business and commercial loan demand has increased.

Commercial lending leads to other services we offer, including corporate treasury, cash management, electronic deposit gathering and employee benefit plan administration. Said another way, we have a competitive and comprehensive suite of business and commercial services for the markets served by our banks, whether the focus is on deposits, lending or otherwise. This robust selection of services is delivered by bankers who we believe are unparalleled in their fields.

Investing excess deposits...

We identified challenges with low interest rates earlier. With interest rates throughout 2012 at or near record lows, it continues to be a great time to borrow money! As attractive as borrowing has been because of low costs, low interest rates put significant pressure on Park's investment portfolio revenue. Designed to first and fully meet liquidity needs of our customers and our bank divisions, we also expect to earn a reasonable rate of return on our investments.

It is ironic that when loan demand is slack, we tend to have surplus funds to invest. Such periods also typically coincide with periods when interest rates are low, as we've experienced in the past few years. During these times it is tempting to chase yield, assume unacceptable credit risk and irrationally extend maturities of our investments. Doing any of the above entails risk we try to minimize.

We are fortunate to have Paul Turner managing our bank investment portfolio. Paul is a senior vice president of PNB and is ably assisted by PNB vice president April Dusthimer. Paul and April are constantly evaluating investment alternatives that will serve our two-fold purpose: managing liquidity and generating income. We are fortunate to have their talent.

Our Trust and Investment Departments...

We are proud of the trust departments of our bank divisions. Total assets under management or in safekeeping were, in the aggregate, more than $3.5 billion at year end 2012, an all time high. Helping clients manage wealth, settling and administering estates, managing employee benefit and retirement plans for companies and individuals and offering professional consultation and investment advice has distinguished our bank divisions in each of the markets we serve. Our trust officers provide a level of distinction for our bank divisions that is uncommon. Continued asset growth is the best example we can provide that the strategy is effective.

Park Technology...

We currently have just under $7 million in various technology related projects underway. These projects follow several others initiated since 2010 that, in aggregate, represent a total investment of over $20 million. Projects to date have been completed under budget and generally within the time frames expected.

We have updated all of our ATMs, installed our own Disaster Recovery site, and upgraded our main frame hardware, our operating systems and our work stations, among many other projects. As 2013 progresses, we anxiously await the successful conclusion of the replacement (read that as modernization) of our voice and data communications systems as well as significantly enhancing our Mobile Banking Solution by mid-year. We are excited about having contemporary and highly competitive technology we can offer through each of our affiliates.

This work is being led by Tim Lehman. Late last year we asked Tim to assume additional responsibilities and were pleased that he embraced the challenge. Specifically, Tim has been named chief operating officer in addition to being a senior vice president of PNB. He is a superb community banker and is providing additional leadership we need.

Internal Audit and PNB Administration...

Jeff Wilson has headed up our internal audit team for nearly nine years. Last year we identified the need to add leadership talent to the administrative area of our organization, and we tapped Jeff for the job. We told him he could not advance until he and the audit committee of the board identified a successor for his current position!

We are pleased that Adrienne Brokaw has joined Park as our next chief internal auditor. Adrienne brings a wealth of talent and experience to the position, most recently serving as a partner for one of the big four public accounting firms in Columbus, Ohio. She will join a fine department of audit professionals within Park; we are eager for her to apply her skills here. Her arrival will unleash Jeff to help our leadership team with important administrative responsibilities. Jeff's formal title in the new position is chief administrative officer in addition to being a senior vice president of PNB.

Our Accounting Function...

In December we announced that our former chief financial officer, John Kozak, decided to accelerate his retirement by a few months. We wished John well and thanked him for more than three decades of service.

Brady Burt has been our chief accounting officer since he joined PNB in April, 2007. Brady was previously identified as John's successor. We activated the plan and Brady quickly and professionally assumed his new responsibilities as chief financial officer.

We also announced the elevation of Matt Miller to chief accounting officer, Brady's former position. This too had been planned in connection with John's retirement, and we appreciate even more today, in hindsight, the need for succession planning.

Brady and Matt brought considerable experience and talent to the Park organization, and we enjoy working with them. They work hard, have fun, and are effective leaders.

They are fully engaged and along with their entire team, we have no reservations about their ability to see that Park continues with its fine record of timely, accurate accounting and critically, providing the very best advice and counsel to management and our board. Both Brady and Matt fit within the Park culture as if they have been with us their entire careers.

Three new directors being proposed...

Corporate governance is an important responsibility for all boards of directors. During 2012 our Nominating and Corporate Governance committee of our board of directors met on multiple occasions to review, discuss and deliberate on the structure of our board that would serve the interests of Park and our shareholders. They concluded, and management quickly concurred, to ask three current directors of The Park National Bank, Ms. Donna M. Alvarado, Rev. Dr. Charles W. Noble, Sr. and Mr. Robert E. O'Neill to join the Park board, subject to shareholder approval at the annual meeting in April 2013. You will find biographical information on each individual in the proxy statement for our annual meeting. We urge you to support these recommendations.

In closing...

To bring this long letter to conclusion, we've previously identified how pleased we are with Guardian Financial Services Company (GFSC), our consumer finance subsidiary. GFSC finished 2012 in record style, reaching new highs in loan balances and net income. We want to especially salute Earl Osborne, who founded our GFSC subsidiary from scratch in 1999. Earl completed his 14th full year of service with Park last year, and recommended that his president, Matt Marsh, assume the role as the chief executive officer of GFSC, allowing Earl to reduce his workload and responsibilities. We thank Earl for his dedication and superior leadership, and we congratulate Matt on his new responsibility!

We remain grateful as ever for the support of our shareholders. As we began this letter, the banking industry has been out of favor these past several years, and we look forward to when our collection of community bank divisions and GFSC are better recognized for our consistent, superior performance over long periods of time. Cycles come and go, and we're ready for the recent one to end.

We remain highly optimistic. As Bill McConnell taught us years ago, with talented associates, strong capital and generating superior net income, future possibilities are endless! You can help us realize our potential by referring prospects to us. We won't let you down.



C. Daniel DeLawder
Chairman



David L. Trautman
President

(In thousands, except per share data)	2012	2011	Percent Change
Earnings:			
Total interest income	**$ 285,735**	$ 331,880	−13.90%
Total interest expense	**50,420**	58,646	−14.03%
Net interest income	**235,315**	273,234	−13.88%
Net income available to common shareholders (x)	**75,205**	76,284	−1.41%
Per Share:			
Net income per common share – basic (x)	**4.88**	4.95	−1.41%
Net income per common share – diluted (x)	**4.88**	4.95	−1.41%
Cash dividends declared	**3.76**	3.76	—
Common book value (end of period)	**42.20**	41.82	0.91%
At Year-End:			
Total assets	**$6,642,803**	$6,972,245	−4.73%
Deposits	**4,716,032**	4,465,114	5.62%
Loans	**4,450,322**	4,317,099	3.09%
Investment securities	**1,581,751**	1,708,473	−7.42%
Total borrowings	**1,206,076**	1,162,026	3.79%
Total shareholders' equity	**650,366**	742,364	−12.39%
Ratios:			
Return on average common equity (x)	**11.41%**	11.81%	—
Return on average assets (x)	**1.11%**	1.06%	—
Efficiency ratio	**57.07%**	55.18%	—

(x) Reported measure uses net income available to common shareholders. Net income available to common shareholders is calculated as net income less preferred share dividends and accretion, associated with the preferred shares issued to the U.S. Treasury under the Capital Purchase Program.

STOCK LISTING:

NYSE MKT Symbol – PRK
CUSIP #700658107

GENERAL SHAREHOLDER INQUIRIES:

Park National Corporation
David L. Trautman, Secretary
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-3927

DIVIDEND REINVESTMENT PLAN:

The Corporation offers a plan whereby participating shareholders can purchase additional Park National Corporation common shares through automatic reinvestment of their regular quarterly cash dividends. All commissions and fees connected with the purchase and safekeeping of the shares are paid by the Corporation. Details of the plan and an enrollment card can be obtained by contacting the Corporation's Stock Transfer Agent and Registrar as indicated below.

DIRECT DEPOSIT OF DIVIDENDS:

The Corporation's shareholders may have their dividend payments directly deposited into their checking, savings or money market account. This direct deposit of dividends is free for all shareholders. If you have any questions or need an enrollment form, please contact the Corporation's Stock Transfer Agent and Registrar as indicated below.

STOCK TRANSFER AGENT AND REGISTRAR:

The Park National Bank Shareholder Services
located at First-Knox National Bank,
Division of The Park National Bank
Post Office Box 1270
One South Main Street
Mount Vernon, Ohio 43050-1270
740/399-5208, 800/837-5266 Ext. 5208
shareholderservices@firstknox.com

FORM 10-K:

All forms filed by the Corporation with the SEC (including our Form 10-K for 2012) are available on our website by clicking on the "Documents/SEC Filings" section of the "Investor Relations" page. These forms may also be obtained, without charge, by contacting the Secretary as indicated above.

INTERNET ADDRESS:

www.parknationalcorp.com

E-MAIL:

David L. Trautman
dtrautman@parknationalbank.com

PARK NATIONAL CORPORATION

Total Financial Service Centers: 130
Total ATMs: 144
Asset Size: $6.6 Billion
Headquarters: Newark, Ohio
NYSE MKT: PRK
Website: ParkNationalCorp.com



Maureen H. Buchwald
Owner, Glen Hill Orchards, LLC



Brady T. Burt
Chief Financial Officer



C. Daniel DeLawder
Chairman



Harry O. Egger
Vice Chairman



F.W. Englefield, IV
President, Englefield, Inc.



Stephen J. Kambeitz
President and CFO, RC Olmstead



William T. McConnell
Chairman of the Executive Committee



Timothy S. McLain
Vice President, McLain, Hill, Rugg & Associates, Inc.



John J. O'Neill
Chairman, Southgate Corporation



Rick R. Taylor
President, Jay Industries, Inc.



David L. Trautman
President



Sarah R. Wallace
Chairman of the Board, First Federal Savings and Loan Association of Newark



Lee Zazworsky
President, Mid State Systems, Inc.

CENTURY NATIONAL BANK

Division of The Park National Bank

Offices: 16 **ATMs:** 14
Website: CenturyNationalBank.com
Phone: 740.454.2521 or 800.321.7061
Facebook: /CenturyNationalBank
Chairman: Thomas M. Lyall
President: Patrick L. Nash
Counties Served: Athens, Coshocton, Hocking, Muskingum, Perry, Tuscarawas

Main Office - Zanesville
14 South Fifth Street
Post Office Box 1515
Zanesville, Ohio 43702-1515

Athens*
898 East State Street
Athens, Ohio 45701-2115

Coshocton*
100 Downtowner Plaza
Coshocton, Ohio 43812-1921

Dresden*
91 West Dave Longaberger Avenue
Dresden, Ohio 43821-9726

Logan*
61 North Market Street
Logan, Ohio 43138-1272

New Concord*
1 West Main Street
New Concord, Ohio 43762-1218

New Lexington*
206 North Main Street
New Lexington, Ohio 43764-1263

Newcomerstown*
220 East State Street
Newcomerstown, Ohio 43832-1451

Zanesville - Consumer Lending and Collections Center
33 South Fifth Street
Zanesville, Ohio 43701-3510

Zanesville - East*
1705 East Pike
Zanesville, Ohio 43701-6601

Zanesville - Kroger*
3387 Maple Avenue
Zanesville, Ohio 43701-1338

Zanesville - Lending Center*
505 Market Street
Zanesville, Ohio 43701-3610

Zanesville - North*
1201 Brandywine Boulevard
Zanesville, Ohio 43701-1086

Zanesville - North Military*
990 Military Road
Zanesville, Ohio 43701-1387

Zanesville - South*
2127 Maysville Avenue
Zanesville, Ohio 43701-5748

Zanesville - South Maysville*
2810 Maysville Pike
Zanesville, Ohio 43701-8577

*Includes Automated Teller Machine



















Top Row: **Michael L. Bennett** - The Longaberger Company; **Ronald A. Bucci** - Stoneware Properties and General Graphics Promotional Products, LLC; **Clint W. Cameron** - Cameron Drilling; **Ward D. Coffman, III** - Coffman Law Offices; **Robert D. Goodrich, II** - Retired, Wendy's Management Group, Inc.; **Patrick L. Hennessey** - P&D Transportation, Inc.; **Robert D. Kessler** - Kessler Sign Company; **Henry C. Littick, II** - Southeastern Ohio Broadcasting Systems, Inc.

Middle Row: **Thomas M. Lyall** - Chairman and CEO ; **Timothy S. McLain**, CPA - McLain, Hill, Rugg and Associates, Inc.; **Patrick L. Nash** - President; **Don R. Parkhill** - Jacobs, Vanaman Agency, Inc.; **William A. Phillips** - Chairman of the Executive Committee; **James L. Shipley** - Miller-Lynn Insurance Service and Smith-Brogan Insurance Agency; **Thomas L. Sieber** - Retired, Hospital Administrator; **Dr. Anne C. Steele** - Muskingum University;

Bottom Row: **Dr. Robert J. Thompson** - Neurological Associates of Southeastern Ohio, Inc.

FAIRFIELD NATIONAL BANK
DIVISION OF THE PARK NATIONAL BANK

Offices: 11 **ATMs:** 15
Website: FairfieldNationalBank.com
Phone: 740.653.7242
Facebook: /FairfieldNationalBank
President: Stephen G. Wells
Counties Served: Fairfield, Franklin

Main Office - Lancaster
143 West Main Street
Post Office Box 607
Lancaster, Ohio 43130-0607

Main Office Drive-Thru*
150 West Wheeling Street
Lancaster, Ohio 43130-3707

Baltimore*
1301 West Market Street
Baltimore, Ohio 43105-1044

Canal Winchester - Kroger*
6095 Gender Road
Canal Winchester, Ohio 43110

Lancaster - East Main*
1001 East Main Street
Lancaster, Ohio 43130

Lancaster - East Main Street - Kroger*
1141 East Main Street
Post Office Box 607
Lancaster, Ohio 43130-0607

Lancaster - Meijer*
2900 Columbus-Lancaster Road
Post Office Box 607
Lancaster, Ohio 43130-0607

Lancaster - Memorial Drive*
1280 North Memorial Drive
Lancaster, Ohio 43130

Lancaster - West Fair*
1001 West Fair Avenue
Lancaster, Ohio 43130

Pickerington - Central - Kroger*
1045 Hill Road North
Pickerington, Ohio 43147

Pickerington - North - Kroger**
7833 Refugee Road NW
Pickerington, Ohio 43147

Reynoldsburg - Slate Ridge*
1988 Baltimore-Reynoldsburg Road
(Route 256)
Reynoldsburg, Ohio 43068

Off-Site ATM Locations

Lancaster - Fairfield Medical Center (2)
401 North Ewing Street

Lancaster - Ohio University - Lancaster
1570 Granville Pike

*Includes Automated Teller Machine
**Includes Automated Teller Machine Drive-up and Inside













Top Row: **Charles P. Bird, Ph.D.** - Retired, Ohio University; **Dean DeRolph** - Kumler Collision and Automotive; **Jennifer Johns Friel** - Midwest Fabricating Company; **Leonard F. Gorsuch** - Fairfield Homes, Inc.; **Eleanor V. Hood** - The Lancaster Festival

Bottom Row: **James McLain, II** - McLain, Hill, Rugg and Associates, Inc.; **Jonathan W. Nusbaum, M.D.** - Retired, Surgeon; **S. Alan Risch** - Risch Drug Stores, Inc.; **Mina H. Ubbing** - Fairfield Medical Center; **Paul Van Camp** - P.V.C. Limited; **Stephen G. Wells** - President

FarmersBank

Farmers and Savings Bank
Division of The Park National Bank

Offices: 3 **ATMs:** 4
Website: FarmersandSavings.com
Phone: 419.994.4115
Facebook: /FarmersBank
President: Kenneth G. Gosche
County Served: Ashland

Main Office - Loudonville*
120 North Water Street
Post Office Box 179
Loudonville, Ohio 44842-0179

Ashland*
1161 East Main Street
Ashland, Ohio 44805-2831

Perrysville*
112 North Bridge Street
Post Office Box 156
Perrysville, Ohio 44864-0156

Off-Site ATM Location
Loudonville - Stake's Short Stop
3052 State Route 3

*Includes Automated Teller Machine



Patricia A. Byerly - Retired, Byerly-Lindsey Funeral Home; **Timothy R. Cowen** - Cowen Truck Line, Inc.; **Kenneth G. Gosche** - President; **Roger E. Stitzlein** - Loudonville Farmers Equity; **Chris D. Tuttle** - Amish Oak Furniture Company, Inc.; **Gordon E. Yance** - Chairman of the Board, First-Knox National Bank


FIRST-KNOX NATIONAL BANK
DIVISION OF THE PARK NATIONAL BANK
...Someone you can trust®

Offices: 10 **ATMs:** 17
Website: FirstKnox.com
Phone: 740.399.5500
Facebook: /FirstKnoxNationalBank
President: Vickie A. Sant
Counties Served: Holmes, Knox, Morrow, Southern Richland

Main Office - Mount Vernon
One South Main Street
Post Office Box 1270
Mount Vernon, Ohio 43050-1270

Bellville*
154 Main Street
Bellville, Ohio 44813-1237

Centerburg*
35 West Main Street
Post Office Box F
Centerburg, Ohio 43011-0870

Danville*
4 South Market Street
Post Office Box 29
Danville, Ohio 43014-0029

Fredericktown*
137 North Main Street
Fredericktown, Ohio 43019-1109

Millersburg*
225 North Clay Street
Millersburg, Ohio 44654-1101

Mount Gilead
17 West High Street
Mount Gilead, Ohio 43338-1212

Mount Gilead - Edison*
504 West High Street
Mount Gilead, Ohio 43338-1296

Mount Vernon - Blackjack Road*
8641 Blackjack Road
Mount Vernon, Ohio 43050-9485

Mount Vernon - Coshocton Avenue*
810 Coshocton Avenue
Mount Vernon, Ohio 43050-1922

Mount Vernon - Operations Center
105 West Vine Street
Post Office Box 1270
Mount Vernon, Ohio 43050-1270

Off-Site ATM Locations

Fredericktown - Fast Freddies
89 South Main Street

Gambier - Kenyon College Bookstore
106 Gaskin Avenue

Howard - Apple Valley
21973 Coshocton Road

Millersburg - BAGS
88 East Jackson Street

Mount Gilead - Morrow County Hospital
651 West Marion Road

Mount Vernon - Colonial City Lanes
110 Mount Vernon Avenue

Mount Vernon - COTC - Ariel Hall
236 South Main Street

Mount Vernon - Knox Community Hospital
1330 Coshocton Road

Mount Vernon
11 West Vine Street

*Includes Automated Teller Machine





Top Row: **Maureen H. Buchwald** - Glen Hill Orchards, LLC; **James J. Cullers** - Mediation and Arbitration Services; **Ronald J. Hawk** - Danville Feed and Supply, Inc.; **William B. Levering** - Levering Management, Inc.; **Daniel L. Mathie** - Critchfield, Critchfield & Johnston, Ltd.

Bottom Row: **Noel C. Parrish** - NOE, Inc.; **Mark R. Ramser** - Ohio Cumberland Gas Co.; **Vickie A. Sant** - President; **R. Daniel Snyder** - Retired Director, Snyder Funeral Homes, Inc.; **Roger E. Stitzlein** - Loudonville Farmers Equity; **Gordon E. Yance** - Chairman, Retired President

PARK NATIONAL BANK

Offices: 18 **ATMs:** 23
Website: ParkNationalBank.com
Phone: 740.349.8451 or 888.545.4PNB
Facebook: /ParkNationalBank
Chairman: C. Daniel DeLawder
President: David L. Trautman
Counties Served: Franklin, Licking

Main Office - Newark*
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500

Columbus
140 East Town Street, Suite 1400
Columbus, Ohio 43215

Gahanna - Kroger*
1365 Stoneridge Drive
Gahanna, Ohio 43230

Granville*
119 East Broadway
Granville, Ohio 43023

Heath - Southgate*
567 Hebron Road
Heath, Ohio 43056

Heath - 30th Street*
800 South 30th Street
Heath, Ohio 43056

Hebron*
103 East Main Street
Post Office Box 268
Hebron, Ohio 43025-0268

Johnstown*
60 West Coshocton Street
Post Office Box 446
Johnstown, Ohio 43031-0446

Kirkersville
177 East Main Street
Post Office Box 38
Kirkersville, Ohio 43033-0038

Newark - Deo Drive - Kroger*
245 Deo Drive, Suite A
Post Office Box 3500
Newark, Ohio 43058-3500

Newark - Dugway*
1495 Granville Road
Newark, Ohio 43055

Newark - Eastland*
1008 East Main Street
Newark, Ohio 43055

Newark - McMillen*
1633 West Main Street
Newark, Ohio 43055

Newark - 21st Street*
990 North 21st Street
Newark, Ohio 43055

Pataskala - Kroger**
350 East Broad Street
Pataskala, Ohio 43062

Reynoldsburg - Kroger*
8460 Main Street
Reynoldsburg, Ohio 43068

Utica*
33 South Main Street
Post Office Box 486
Utica, Ohio 43080-0486

Worthington*
7140 North High Street
Worthington, Ohio 43085

Operations Centers
21 South First Street
and 22 South First Street
Newark, Ohio 43055

Off-Site ATM Locations

Granville - Denison University
Slayter Hall

Granville - Kendal at Granville
2158 Columbus Road

Hebron - Kroger
600 East Main Street

Newark - Licking Memorial Hospital
1320 West Main Street

Newark - OSU-N/COTC
1179 University Drive

Reynoldsburg - Kroger
6962 East Main Street

*Includes Automated Teller Machine

**Includes Automated Teller Machine Drive-up and Inside















Top Row: **Donna M. Alvarado** - AGUILA International; **C. Daniel DeLawder** - Chairman; **F.W. Englefield, IV** - Englefield, Inc.; **Stephen J. Kambietz** - RC Olmstead; **William T. McConnell** - Chairman of the Executive Committee

Bottom Row: **Dr. Charles Noble, Sr.** - Retired, Shiloh Missionary Baptist Church; **John J. O'Neill** - Southgate Corporation; **Robert E. O'Neill** - Southgate Corporation; **J. Gilbert Reese** - Director Emeritus; **David L. Trautman** - President; **Sarah R. Wallace** - First Federal Savings and Loan Association of Newark; **Lee Zazworsky** - Mid State Systems, Inc.

PARK NATIONAL BANK

Southwest Ohio & Northern Kentucky

Offices: 9 **ATMs:** 8
Website: BankWithPark.com
Phone: 513.576.0600 or 888.474.PARK
Facebook: /BankWithPark
President: David J. Gooch
Counties Served: Butler, Clermont, Hamilton, Boone (KY)

Main Office - Eastgate*
4550 Eastgate Boulevard
Cincinnati, Ohio 45245

Amelia - Main Street*
5 West Main Street
Amelia, Ohio 45102

Amelia - Ohio Pike*
1187 Ohio Pike
Amelia, Ohio 45102

Anderson*
1075 Nimitzview Drive
Cincinnati, Ohio 45230

Florence
600 Meijer Drive, Suite 303
Florence, Kentucky 41042

Milford*
25 Main Street
Milford, Ohio 45150

New Richmond*
100 Western Avenue
New Richmond, Ohio 45157

Owensville*
5100 State Route 132
Owensville, Ohio 45160

West Chester*
8366 Princeton-Glendale Road
West Chester, Ohio 45069

*Includes Automated Teller Machine



Top Row: **Nicholas L. Berning** - Retired, Berning Financial Consulting; **Thomas J. Button** - The Park National Bank; **Daniel L. Earley** - Retired President, Chairman; **David J. Gooch.** - President;

Bottom Row: **Martin J. Grunder, Jr.** - Grunder Landscaping Co.; **Richard W. Holmes** - Retired, PricewaterhouseCoopers LLP; **Larry H. Maxey** - Synchronic Business Solutions; **Chris S. Smith** - Clermont County Convention & Visitors Bureau

Richland Bank

Division of The Park National Bank

Offices: 12 **ATMs:** 13
Website: RichlandBank.com
Phone: 419.525.8700
Facebook: /RichlandBank
President: John A. Brown
County Served: Richland

Main Office - Mansfield*
3 North Main Street
Post Office Box 355
Mansfield, Ohio 44901-0355

Butler*
85 Main Street
Butler, Ohio 44822-9618

Lexington*
276 East Main Street
Lexington, Ohio 44904-1300

Mansfield - Ashland Road*
797 Ashland Road
Mansfield, Ohio 44905-2075

Mansfield - Cook Road*
460 West Cook Road
Mansfield, Ohio 44907-2395

Mansfield - Lexington Avenue - Kroger*
1500 Lexington Avenue
Mansfield, Ohio 44907-2632

Mansfield - Madison - Kroger*
1060 Ashland Road
Mansfield, Ohio 44905-8797

Mansfield - Marion Avenue*
50 Marion Avenue
Mansfield, Ohio 44903-2302

Mansfield - Springmill*
889 North Trimble Road
Mansfield, Ohio 44906-2009

Mansfield - West Park*
1255 Park Avenue West
Mansfield, Ohio 44906-2810

Ontario*
325 North Lexington-Springmill Road
Ontario, Ohio 44906-1218

Shelby - Mansfield Avenue*
155 Mansfield Avenue
Shelby, Ohio 44875-1832

Off-Site ATM Locations
Mansfield - Ashland University School of Nursing
1020 South Trimble Road

*Includes Automated Teller Machine



Top Row: **Ronald L. Adams** - Retired, DAI Emulsions, Inc.; **Mark Breitinger** - Milark Industries; **John A. Brown** - President; **Michael L. Chambers** - J&B Acoustical

Bottom Row: **Benjamin A. Goldman** - Retired, Superior Building Services; **Timothy J. Lehman** - Chairman of the Board; **Grant E. Milliron** - Milliron Industries; **Shirley Monica** - S.S.M. Inc.; **Linda H. Smith** - Ashwood LLC; **Rick R. Taylor** - Jay Industries, Inc.



SECOND NATIONAL BANK

Division of The Park National Bank

Offices: 9 **ATMs:** 7
Website: SecondNational.com
Phone: 937.548.2122
Facebook: /SecondNationalBank
President: John E. Swallow
Counties Served: Darke, Mercer

Main Office - Greenville
499 South Broadway
Post Office Box 130
Greenville, Ohio 45331-0130

Arcanum*
603 North Main Street
Arcanum, Ohio 45304

Celina*
800 North Main Street
Celina, Ohio 45822

Ft. Recovery*
117 North Wayne Street
Ft. Recovery, Ohio 45846

Greenville - North*
1302 Wagner Avenue
Greenville, Ohio 45331

Greenville - South
Located inside the Brethren Retirement Community
750 Chestnut Street
Greenville, Ohio 45331

Greenville - Third and Walnut*
175 East Third Street
Greenville, Ohio 45331

Greenville - Walmart*
1501 Wagner Avenue
Greenville, Ohio 45331

Versailles*
101 West Main Street
Versailles, Ohio 45

*Includes Automated Teller Machine









Tyeis Baker-Baumann - Rebsco, Inc.; **Wayne G. Deschambeau** - Wayne HealthCare; **Neil J. Diller** - Cooper Farms, Inc.; **Jeffrey E. Hittle** - Hittle Buick GMC, Inc.; **Wesley M. Jetter** - Ft. Recovery Industries; **Marvin J. Stammen** - Retired President, Second National Bank; **John E. Swallow** - President


SECURITY
NATIONAL BANK
DIVISION OF THE PARK NATIONAL BANK

Offices: 22 **ATMs:** 28
Website: SecurityNationalBank.com
Phone: 937.324.6800
Facebook: /SECNationalBank
President: William C. Fralick
Counties Served: Champaign, Clark, Fayette, Greene, Madison, Warren

Main Office - Springfield*
40 South Limestone Street
Springfield, Ohio 45502

Beavercreek - Lending Center
1427 Research Park Drive
Beavercreek, Ohio 45432

Enon*
3680 Marion Drive
Enon, Ohio 45323

Jamestown*
82 West Washington Street
Jamestown, Ohio 45335

Jeffersonville*
2 South Main Street
Jeffersonville, Ohio 43128

Mechanicsburg*
2 South Main Street
Mechanicsburg, Ohio 43044

Medway*
130 West Main Street
Medway, Ohio 45341

New Carlisle*
201 North Main Street
New Carlisle, Ohio 45344

New Carlisle - Park Layne*
2035 South Dayton-Lakeview Road
New Carlisle, Ohio 45344

North Lewisburg*
8 West Maple Street
North Lewisburg, Ohio 43060

Plain City
105 West Main Street
Plain City, Ohio 43064

South Charleston*
102 South Chillicothe Street
South Charleston, Ohio 45368

Springboro*
720 Gardner Road
Springboro, Ohio 45066

Springfield - Derr Road - Kroger*
2989 Derr Road
Springfield, Ohio 45503

Springfield - East Main*
2730 East Main Street
Springfield, Ohio 45503

Springfield - North Limestone*
1756 North Limestone Street
Springfield, Ohio 45503

Springfield - Northridge*
1600 Moorefield Road
Springfield, Ohio 45503

Springfield - Western*
920 West Main Street
Springfield, Ohio 45504

Urbana*
1 Monument Square
Urbana, Ohio 43078

Urbana - Scioto Street*
828 Scioto Street
Urbana, Ohio 43078

Xenia Downtown*
161 East Main Street
Xenia, Ohio 45385

Xenia Plaza*
82 North Allison Avenue
Xenia, Ohio 45385

Off-Site ATM Locations

Plain City - Shell
440 South Jefferson Avenue

Springfield
2051 North Bechtle Avenue

Springfield - Clark State Community College
570 East Leffel Lane

Springfield - Regional Medical Center
222 West North Street

Springfield - Wittenberg University - Student Center
738 Woodlawn Avenue

Springfield - Wittenberg University - HPER Center
250 Bill Edwards Drive

Urbana - Champaign County Community Center
1512 South US Highway 68

Yellow Springs - Young's Jersey Dairy
6880 Springfield-Xenia Road

*Includes Automated Teller Machine





Top Row: **R. Andrew Bell** - Brower Insurance Agency, LLC; **Rick D. Cole** - Colepak, Inc.; **Harry O. Egger** - Chairman, Retired President; **William C. Fralick** - President; **Alicia Hupp** - Sweet Manufacturing Company

Bottom Row: **Larry E. Kaffenbarger** - Kaffenbarger Truck Equipment Company; **Thomas P. Loftis** - Midland Properties, Inc.; **Scott D. Michael** - Michael Farms, Inc.; **Dr. Karen E. Rafinski** - Clark State Community College; **Chester L. Walthall** - Heat-Treating, Inc.; **Robert A. Warren** - Hauck Bros., Inc.

United Bank

DIVISION OF THE PARK NATIONAL BANK

Offices: 7 **ATMs:** 8
Website: UnitedBankOhio.com
Phone: 419.562.3040
Facebook: /UnitedBankOhio
President: Donald R. Stone
Counties Served: Crawford, Marion

Main Office - Bucyrus*
401 South Sandusky Avenue
Post Office Box 568
Bucyrus, Ohio 44820

Caledonia*
140 East Marion Street
Caledonia, Ohio 43314

Crestline*
245 North Seltzer Street
Post Office Box 186
Crestline, Ohio 44827-0186

Galion*
8 Public Square
Galion, Ohio 44833

Marion - Barks Road*
129 Barks Road East
Marion, Ohio 43302

Marion - Walmart Super Center*
1546 Marion-Mt. Gilead Road
Marion, Ohio 43302

Prospect*
105 North Main Street
Prospect, Ohio 43342

Off-Site ATM Location
Bucyrus - East Pointe Shopping Center
211 Stetzer Road South

*Includes Automated Teller Machine



Lois J. Fisher - Lois J. Fisher & Assoc.; **Michele McElligott** - CPA - Avita Health System; **Kenneth A. Parr, Jr.** - Parr Insurance Agency, Inc.; **Douglas M. Schilling** - Schilling Graphics, Inc.; **Donald R. Stone** - President; **Douglas Wilson** - Owner, Doug's Toggery and Realtor, Craig A. Miley Realty & Auction, Ltd.

Unity National Bank

Division of The Park National Bank

Offices: 6 **ATMs:** 7
Website: UnityNationalBk.com
Phone: 937.615.1042
Facebook: /UnityNationalBank
President: Brett A. Baumeister
County Served: Miami

Main Office - Piqua*
215 North Wayne Street
Piqua, Ohio 45356

Administrative Office - Piqua
212 North Main Street
Post Office Box 913
Piqua, Ohio 45356

Piqua - Sunset*
1603 Covington Avenue
Piqua, Ohio 45356

Piqua - Walmart*
1300 East Ash Street
Piqua, Ohio 45356

Tipp City*
1176 West Main Street
Tipp City, Ohio 45371

Troy*
1314 West Main Street
Troy, Ohio 45373

Troy - Walmart*
1801 West Main Street
Troy, Ohio 45373

Off-Site ATM Location
Troy - Upper Valley Medical Center
3130 North Dixie Highway

*Includes Automated Teller Machine










Dr. Richard N. Adams - Representative of Ohio General Assembly; **Tamara Baird-Ganley** - Baird Funeral Home; **Michael C. Bardo** - Hartzell Industries, Inc.; **Brett A. Baumeister** - President; **Thomas E. Dysinger** - Dysinger & Associates, LLC; **Dr. Douglas D. Hulme** - Oakview Veterinary Hospital; **Timothy Johnston** - Self-employed Consultant; **W. Samuel Robinson** - Murray, Wells, Wendeln & Robinson CPAs, Inc.

Park National Corporation

William T. McConnell
Chairman of the Executive Committee

C. Daniel DeLawder
Chairman

Harry O. Egger
Vice Chairman

David L. Trautman
President

Brady T. Burt
Chief Financial Officer

Century National Bank

William A. Phillips
Chairman of the Executive Committee

Thomas M. Lyall
Chairman and CEO

Patrick L. Nash
President

James C. Blythe
Senior Vice President

Barbara A. Gibbs
Senior Vice President

Michael F. Whiteman
Senior Vice President

Joseph P. Allen
Vice President

Derek A. Boothe
Vice President

Theresa M. Gilligan
Vice President

Brian E. Hall
Vice President

Janice A. Hutchison
Vice President

Jeffrey C. Jordan
Vice President

Brian G. Kaufman
Vice President

Bruce D. Kolopajlo
Vice President

Mark A. Longstreth
Vice President

James R. Merry
Vice President

Rebecca R. Porteus
Vice President

Jody D. Spencer
Vice President and Trust Officer

Thomas N. Sulens
Vice President

Katherine M. Barclay
Assistant Vice President and Trust Officer

Ann M. Gildow
Assistant Vice President

Susan A. Lasure
Assistant Vice President

Karen D. Lowe
Assistant Vice President

Jodi C. Pagath
Assistant Vice President

Rebecca A. Palmerton
Assistant Vice President

Terri L. Sidwell
Assistant Vice President

Cynthia J. Snider
Assistant Vice President

Stephen A. Haren
Banking Officer

Diana F. McCloy
Banking Officer

Amy M. Pinson
Banking Officer

Molly J. Allen
Administrative Officer

Alaina J. Ankrum
Administrative Officer

Amber M. Gibson
Administrative Officer

Noelle K. Jarrett
Administrative Officer

Sandra D. Jones
Administrative Officer

Paula L. Meadows
Administrative Officer

Saundra W. Pritchard
Administrative Officer

Emila S. Smith
Administrative Officer

Beth A. Stillwell
Administrative Officer

Susan L. Summers
Administrative Officer

Deloris A. Tom
Administrative Officer

Elaine L. White
Administrative Officer

Fairfield National Bank

Stephen G. Wells
President

Timothy D. Hall
Senior Vice President

Richard E. Baker, II
Vice President

Daniel R. Bates
Vice President

Linda M. Harris
Vice President

Laura F. Tussing
Vice President and Trust Officer

Molly S. Bates
Assistant Vice President

Trudy M. Reeb
Assistant Vice President

Scott A. Reed
Assistant Vice President

Jamey L. Binkley
Banking Officer

Grace R. Cline
Banking Officer

Janet K. Cochenour
Banking Officer

Andrew J. Connell
Banking Officer

Tara L. Craaybeek
Banking Officer

Daniel J. Fawcett
Banking Officer

Melissa J. McMullen
Banking Officer

Michael D. Mitchell
Banking Officer

Cynthia A. Moore
Banking Officer

Jason A. Saul
Banking Officer

Kim I. Sheldon
Banking Officer

Fairfield National Bank (continued)

Allison G. Spangler
Banking Officer

Tina L. Taley
Banking Officer

Heather N. Wiley
Banking Officer

Vincent E. Carpico
Administrative Officer

EJ Gurile, III
Administrative Officer

Sean P. Murnane
Administrative Officer

Tiffany J. Ruckman
Administrative Officer

Jessica L. Seipel
Administrative Officer

Farmers and Savings Bank

Kenneth G. Gosche
President

Sharon E. Blubaugh
Vice President

George T. Keffalas
Vice President

Gregory A. Henley
Assistant Vice President

Brian R. Hinkle
Assistant Vice President

Barbara J. Young
Assistant Vice President

Todd A. Geren
Banking Officer

Michael C. Bandy
Administrative Officer
and Trust Officer

First-Knox National Bank

Gordon E. Yance
Chairman

Vickie A. Sant
President

Cheri L. Butcher
Senior Vice President
and Trust Officer

Julie A. Leonard
Senior Vice President

Mark P. Leonard
Senior Vice President

W. Douglas Leonard
Senior Vice President

Jesse L. Marlow
Senior Vice President

Robert E. Boss
Vice President

Cynthia L. Higgs
Vice President

Jerry D. Simon
Vice President

Joan M. Stout
Vice President

Todd P. Vermilya
Vice President

Barbara A. Barry
Assistant Vice President

Mark D. Blanchard
Assistant Vice President

Phyllis D. Colopy
Assistant Vice President

Rachelle E. Dallas
Assistant Vice President

Deborah S. Dove
Assistant Vice President

James W. Hobson
Assistant Vice President

Debra E. Holiday
Assistant Vice President

R. Edward Kline
Assistant Vice President

James S. Meyer
Assistant Vice President

Dusty C. Au
Banking Officer

Nicholas R. Blanchard
Banking Officer

Heather A. Brayshaw
Banking Officer

Lance E. Dill
Banking Officer

Wendi M. Fowler
Banking Officer and
Trust Officer

David E. Humphrey
Banking Officer

Sherry L. Snyder
Banking Officer

Nicole S. Au
Administrative Officer

Robert T. Brooke
Administrative Officer

Deborah J. Daniels
Administrative Officer

Krystal E. Drye
Administrative Officer

Todd M. Hawkins
Administrative Officer

Monica L. Hiller
Administrative Officer

Kassandra L. Hoeflich
Administrative Officer

Cynthia K. Hogle
Administrative Officer

Erin C. Kelty
Administrative Officer

Jeffrey A. Kinney
Administrative Officer

Darrell E. Lee
Administrative Officer

Mary A. Loyd
Administrative Officer

Nicole L. Mack
Administrative Officer

Paulina S. McQuigg
Administrative Officer

Tiffany D. Stefano
Administrative Officer

Guardian Finance Company

Earl W. Osborne
Chairman

Matthew R. Marsh
President

Tracy L. Morgan
Banking Officer

Charles L. Harris
Administrative Officer

Valerie J. Morgan
Administrative Officer

Mary E. Parsell
Administrative Officer

April D. Storie
Administrative Officer

The Park National Bank

William T. McConnell
Chairman of the Executive Committee

C. Daniel DeLawder
Chairman

David L. Trautman
President

Brady T. Burt
Senior Vice President and Chief Financial Officer

Thomas J. Button
Senior Vice President

Thomas M. Cummiskey
Senior Vice President and Trust Officer

Lynn B. Fawcett
Senior Vice President

Timothy J. Lehman
Senior Vice President

Laura B. Lewis
Senior Vice President

Matthew R. Miller
Senior Vice President

Cheryl L. Snyder
Senior Vice President

Paul E. Turner
Senior Vice President

Jeffrey A. Wilson
Senior Vice President

William R. Wilson
Senior Vice President

Linda K. Ampadu
Vice President

Alice M. Browning
Vice President

James M. Buskirk
Vice President and Trust Officer

Bryan M. Campolo
Vice President

Peter G. Cassanos
Vice President

Cynthia H. Crane
Vice President

Kathleen O. Crowley
Vice President

April R. Dusthimer
Vice President

Kelly A. Edds
Vice President

Joan L. Franks
Vice President

John S. Gard
Vice President and Trust Officer

Jeffrey C. Gluntz
Vice President

Scott C. Green
Vice President

Damon P. Howarth
Vice President and Trust Officer

Daniel L. Hunt
Vice President

Steven J. Klein
Vice President

William P. Kleven
Vice President

Teresa M. Kroll
Vice President and Trust Officer

Kelly M. Maloney
Vice President

Carl H. Mayer
Vice President

Lydia E. Miller
Vice President

Terry C. Myers
Vice President and Trust Officer

Jason L. Painley
Vice President

Gregory M. Rhoads
Vice President

Karen K. Rice
Vice President

Scott R. Robertson
Vice President

David J. Rohde
Vice President

David F. Romes
Vice President

Ralph H. Root III
Vice President

Alan C. Rothweiler
Vice President

Christine S. Schneider
Vice President

Michael R. Shannon
Vice President

Robert G. Springer
Vice President

Robin L. Stein
Vice President

Julie L. Strohacker
Vice President and Trust Officer

Sandra S. Travis
Vice President

Erin E. Tschanen
Vice President

Berkley C. Tuggle, Jr.
Vice President

Daniel H. Turben
Vice President

Stanley A. Uchida
Vice President

John B. Uible
Vice President and Trust Officer

Brian S. Urquhart
Vice President

Monte J. VanDeusen
Vice President

Bradden E. Waltz
Vice President

Barbara A. Wilson
Vice President

Christa D. Wright
Vice President

Eric M. Baker
Assistant Vice President

Renee L. Baker
Assistant Vice President

Brent A. Barnes
Assistant Vice President

Gail A. Blizzard
Assistant Vice President

The Park National Bank (continued)

Sharon L. Bolen
Assistant Vice President

Rebecca A. Brownfield
Assistant Vice President

Beverly A. Clark
Assistant Vice President
and Trust Officer

Amber L. Cummins
Assistant Vice President
and Trust Officer

Lori L. Drake
Assistant Vice President

Amanda K. Evans
Assistant Vice President

Catherine J. Evans
Assistant Vice President

Jill S. Evans
Assistant Vice President

Brenda M. Frakes
Assistant Vice President

David W. Hardy
Assistant Vice President
and Trust Officer

Louise A. Harvey
Assistant Vice President

Chris R. Hiner
Assistant Vice President

Vernon W. Kennedy
Assistant Vice President

Craig M. Larson
Assistant Vice President

Candy J. Lehman
Assistant Vice President
and Trust Officer

Bethany B. Lewis
Assistant Vice President

Julia E. McCormack
Assistant Vice President

Ronald C. McLeish
Assistant Vice President

Jennifer L. Morehead
Assistant Vice President

Cynthia A. Neely
Assistant Vice President

Mareion A. Royster
Assistant Vice President

Brian E. Smith
Assistant Vice President

Melinda S. Smith
Assistant Vice President

Lisa E. Stranger
Assistant Vice President

Angie D. Treadway
Assistant Vice President

Scott A. VanHorn
Assistant Vice President

Jenny L. Ward
Assistant Vice President

Carol S. Whetstone
Assistant Vice President
and Trust Officer

D. Bradley Wilkins
Assistant Vice President

Rose M. Wilson
Assistant Vice President

J. Bradley Zellar
Assistant Vice President
and Trust Officer

Kathy L. Allen
Banking Officer

Michelle L. Arnold
Banking Officer

Thomas E. Ballard
Banking Officer

Danielle A.M. Burns
Banking Officer

Jacqueline L. Davis
Banking Officer

Brian J. Elder
Banking Officer

Andrew J. Fackler
Banking Officer

Kathryn S. Firestone
Banking Officer

Megan C. Gadke
Trust Officer

Jerrod F. Gambs
Banking Officer

Tammy L. Gast
Banking Officer

Kristie L. Green
Trust Officer

Teresa A. Hennessy
Banking Officer

Cynthia R. Hollis
Banking Officer

Dixie C. Hoskinson
Banking Officer

Alice M. Keefe
Banking Officer

Kimberly G. McDonough
Banking Officer

Diane M. Oberfield
Banking Officer

Sherri L. Pembrook
Banking Officer

Leda J. Rutledge
Banking Officer

Charles F. Schultz
Banking Officer

Jennifer L. Shanaberg
Banking Officer

Lori B. Tabler
Banking Officer

Corey S. Alton
Administrative Officer

Lindsay M. Alton
Administrative Officer

David B. Armstrong
Administrative Officer

Larry M. Bailey
Administrative Officer

Stephen E. Buchanan
Administrative Officer

Patricia S. Carr
Administrative Officer

Brad G. Chance
Administrative Officer

Erica L. Chance
Administrative Officer

Johanna M. Clay
Administrative Officer

Beth A. Cook
Administrative Officer

Nathan T. Cook
Administrative Officer

Jennifer G. Corbitt
Administrative Officer

Shawna L. Corder
Administrative Officer

Scott D. Dorn
Administrative Officer

Michael D. Dudgeon
Administrative Officer

Aaron T. Dunifon
Administrative Officer

Teresa K. Faris
Administrative Officer

Jennifer S. Favand
Administrative Officer

Bradley B. Feightner, Jr.
Administrative Officer

Bradley D. Gard
Administrative Officer

Tracy A. Grimm
Administrative Officer

Ellen P. Hempleman
Administrative Officer

Candy L. Holbrook
Administrative Officer

The Park National Bank (continued)

Asher D. Hunter
Administrative Officer

Amber L. Keirns
Administrative Officer

Lisa A. Keller
Administrative Officer

Cynthia L. Kissel
Administrative Officer

Andrew H. Knoesel
Administrative Officer

Natasha D. McKee
Administrative Officer

Aaron B. Mueller
Administrative Officer

Angela J. Muncie
Administrative Officer

Kathy K. Myers
Administrative Officer

Rodger D. Orr
Administrative Officer

Jeffrey A. Pillow
Administrative Officer

Lacie M. Priest
Administrative Officer

Mark D. Ridenbaugh
Administrative Officer

Rhonda L. Rodgers
Administrative Officer

Ruth Y. Sawyer
Administrative Officer

Alice M. Schlaegel
Administrative Officer

Jessica L. Schorger
Administrative Officer

Michelle M. Tipton
Administrative Officer

Ginger R. Varner
Administrative Officer

Ronda M. Welsh
Administrative Officer

Barry H. Winters
Administrative Officer

Park National Bank of Southwest Ohio & Northern Kentucky

David J. Gooch
President

Edward L. Brady
Senior Vice President

Jennifer K. Fischer
Senior Vice President

Adam T. Stypula
Senior Vice President

Jay F. Berliner
Vice President

Jason D. Hughes
Vice President

Timothy A. Kemper
Vice President

John R. Nienaber
Vice President

Ginger L. Vining
Vice President

Joseph A. Wagner
Vice President

John F. Winkler II
Vice President and
Trust Officer

David C. Brooks
Assistant Vice President

Kim J. Cunningham
Assistant Vice President

Sam J. DeBonis
Assistant Vice President

James E. Hyson
Assistant Vice President

Louis J. Prabell
Assistant Vice President

Christopher M. Young
Assistant Vice President

Matthew D. Colwell
Banking Officer

Cyndy H. Wright
Banking Officer

Jana M. Beal
Administrative Officer

James P. Beck
Administrative Officer

Steven M. Ernst
Administrative Officer

Michael W. Miller
Administrative Officer

April Prather
Administrative Officer

Michelle M. Sandlin
Administrative Officer

Jason O. Verhoff
Administrative Officer

Richland Bank

John A. Brown
President

Frank W. Wagner II
Executive Vice President

Donald R. Harris Jr.
Senior Vice President

Charla A. Irvin
Vice President and
Trust Officer

Michael A. Jefferson
Vice President

Rebecca J. Toomey
Vice President

Edward F. Adams
Assistant Vice President

Edward A. Brauchler
Assistant Vice President

Jimmy D. Burton
Assistant Vice President

Edward E. Duffey
Assistant Vice President

Susan A. Fanello
Assistant Vice President

Barbara A. Miller
Assistant Vice President

Jeffrey A. Parton
Assistant Vice President

Alexander M. Rocks
Assistant Vice President

Sheryl L. Smith
Assistant Vice President

Linda M. Whited
Assistant Vice President

John Q. Cleland
Banking Officer

Beth K. Malaska
Banking Officer

Elizabeth A. Myers
Trust Officer

Barbara L. Schopp-Miller
Banking Officer

Richland Bank (continued)

Carol L. Davis
Administrative Officer

Jessica L. Gribbon
Administrative Officer

Clayton J. Herold
Administrative Officer

Janis L. Hoover
Administrative Officer

Kristie L. Massa
Administrative Officer

Jennifer A. Schneeg
Administrative Officer

Kathleen A. Spidel
Administrative Officer

Deborah A. Sweet
Administrative Officer

Scope Aircraft Finance

Robert N. Kent Jr.
President

Charles W. Sauter
Vice President

Linda M. Staubach
Banking Officer

Second National Bank

John E. Swallow
President

Steven C. Badgett
Executive Vice President

C. Russell Badgett
Vice President

Marie A. Boas
Vice President

D. Todd Durham
Vice President and
Trust Officer

Thomas J. Lawson
Vice President

Eric J. McKee
Vice President

Daniel G. Schmitz
Vice President

Brian A. Wagner
Vice President

Kimberly A. Baker
Assistant Vice President

Gerald O. Beatty
Assistant Vice President

Alexa J. Clark
Assistant Vice President

Debby J. Folkerth
Assistant Vice President

Joy D. Greer
Assistant Vice President

Vicki L. Neff
Assistant Vice President

Cynthia J. Riffle
Assistant Vice President

Shane D. Stonebraker
Assistant Vice President

Michael R. Henry
Banking Officer

Harvey B. Hole, III
Banking Officer

Zachary L. Newbauer
Banking Officer

Stephen C. Schulte
Banking Officer

Gregory P. Schwartz
Banking Officer

Antonia T. Baker
Administrative Officer

Melanie A. Smith
Administrative Officer

Security National Bank

William C. Fralick
President

Jeffrey A. Darding
Executive Vice President

Thomas A. Goodfellow
Senior Vice President

Andrew J. Irick
Senior Vice President

Timothy L. Bunnell
Vice President

Connie P. Craig
Vice President

Margaret L. Foley
Vice President and
Trust Officer

Mary L. Goddard
Vice President and
Trust Officer

James A. Kreckman
Vice President and
Trust Officer

James E. Leathley
Vice President

Thomas C. Ruetenik
Vice President

David A. Snyder
Vice President

Michael B. Warnecke
Vice President

Sharon K. Boysel
Assistant Vice President

Jill A. Brewer
Assistant Vice President

Rachel M. Brewer
Assistant Vice President
and Trust Officer

Margaret A. Chapman
Assistant Vice President

Mary M. Demaree
Assistant Vice President

Steven B. Duelley
Assistant Vice President

Catherine L. Hill
Assistant Vice President
and Trust Officer

R. Kathy Johnson
Assistant Vice President

Thomas B. Keehner
Assistant Vice President

Andrew S. Peyton
Assistant Vice President

Patrick K. Rastatter
Assistant Vice President

Mark B. Robertson
Assistant Vice President

Gary J. Seitz
Assistant Vice President

Darlene S. Williams
Assistant Vice President

Terri L. Wyatt
Assistant Vice President and
Trust Officer

Security National Bank (continued)

Teresa L. Belliveau
Banking Officer

Margaret A. Horstman
Administrative Officer

Joanna S. Jaques
Administrative Officer

Benjamin L. Kitchen
Administrative Officer

Mark D. Klingler
Administrative Officer

Sarah E. Lemon
Administrative Officer

Rita A. Riley
Administrative Officer

Jeffrey S. Williams
Administrative Officer

United Bank

Donald R. Stone
President

Anne S. Cole
Senior Vice President

Scott E. Bennett
Vice President

Matthew E. Bickert
Assistant Vice President

James W. Chapman
Assistant Vice President

Floyd J. Farmer
Assistant Vice President

Jennifer J. Kuns
Banking Officer

David J. Lauthers
Banking Officer

J. Stephen McDonald
Banking Officer and
Trust Officer

Kriste A. Slagle
Banking Officer

James A. DeSimone
Administrative Officer

Unity National Bank

Brett A. Baumeister
President

G. Dwayne Cooper
Vice President

Nathan E. Counts
Vice President

John E. Frigge
Vice President

Dean F. Brewer
Assistant Vice President

Lisa L. Feeser
Assistant Vice President

Carol L. Van Culin
Assistant Vice President

Vicki L. Burke
Trust Officer

Mary E. Clevenger
Banking Officer

Douglas R. Eakin
Banking Officer

Kenneth S. Magoteaux
Banking Officer

Kyle M. Cooper
Administrative Officer

Melinda M. Curtis
Administrative Officer

Brock A. Heath
Administrative Officer

M. David Holbrook
Administrative Officer

Management's discussion and analysis presents the financial condition and results of operations for Park National Corporation and its subsidiaries ("Park" or the "Corporation"). This discussion should be read in conjunction with the consolidated financial statements and related notes and the five-year summary of selected financial data. Management's discussion and analysis contains forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include, without limitation: Park's ability to execute its business plan successfully and within the expected timeframe; general economic and financial market conditions, and weakening in the economy, specifically the real estate market and the credit market, either nationally or in the states in which Park and its subsidiaries do business, may be worse than expected which could decrease the demand for loan, deposit and other financial services and increase loan delinquencies and defaults; changes in interest rates and prices may adversely impact the value of securities, loans, deposits and other financial instruments and the interest rate sensitivity of our consolidated balance sheet; changes in consumer spending, borrowing and saving habits; changes in unemployment; asset/liability repricing risks and liquidity risks; our liquidity requirements could be adversely affected by changes to regulations governing bank capital and liquidity standards as well as by changes in our assets and liabilities; competitive factors among financial services organizations increase significantly, including product and pricing pressures and our ability to attract, develop and retain qualified bank professionals; the nature, timing and effect of changes in banking regulations or other regulatory or legislative requirements affecting the respective businesses of Park and its subsidiaries, including changes in laws and regulations concerning taxes, accounting, banking, securities and other aspects of the financial services industry, specifically the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), as well as future regulations which will be adopted by the relevant regulatory agencies, including the Consumer Financial Protection Bureau, to implement the Dodd-Frank Act's provisions, the Budget Control Act of 2012 and the American Taxpayer Relief Act of 2012; the effect of changes in accounting policies and practices, as may be adopted by the Financial Accounting Standards Board, the SEC, the Public Company Accounting Oversight Board and other regulatory agencies, and the accuracy of our assumptions and estimates used to prepare our financial statements; the effect of fiscal and governmental policies of the United States federal government; adequacy of our risk management program; a failure in or breach of our operational or security systems or infrastructure, or those of our third-party vendors and other service providers, including as a result of cyber attacks; demand for loans in the respective market areas served by Park and its subsidiaries; and other risk factors relating to the banking industry as detailed from time to time in Park's reports filed with the Securities and Exchange Commission including those described in "Item 1A. Risk Factors" of Part I of Park's Annual Report on Form 10-K for the fiscal year ended December 31, 2012. Park does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to update any forward-looking statement to reflect the events or circumstances after the date on which the forward-looking statement was made, or reflect the occurrence of unanticipated events, except to the extent required by law.

SALE OF VISION BANK BUSINESS

On February 16, 2012, Park completed the purchase and assumption transaction between Park, Home BancShares, Inc. ("Home") and their respective subsidiary banks. Home subsidiary, Centennial Bank ("Centennial"), purchased certain assets and liabilities of Vision Bank ("Vision") for a purchase price of $27.9 million. Centennial purchased performing loans with an unpaid principal balance of $355.8 million, assumed ownership or operation of all 17 Vision office locations, and assumed deposit liabilities of $522.9 million. Certain other miscellaneous assets and liabilities were also purchased by Centennial. The remaining assets and liabilities were retained by Vision. As a result of the transaction, Park recorded a pre-tax gain of $22.2 million (after actual expenses directly related to the transaction) and agreed to allow Centennial to "put back" up to $7.5 million aggregate principal amount of loans, which were originally included within the loans sold in the transaction. Refer to the "Other expense" section for additional discussion of the loan put.

OVERVIEW

Net income for 2012 was $78.6 million, compared to $82.1 million in 2011 and $58.1 million in 2010. Diluted earnings per common share were $4.88, $4.95 and $3.45 for 2012, 2011 and 2010, respectively.

Net income for 2012 included the gain from the sale of the Vision business of $22.2 million ($14.4 million after-tax). Results for 2011 and 2010 included gains of $28.8 million ($18.7 million after-tax) and $11.9 million ($7.7 million after-tax), respectively, from the sale of investment securities. Excluding the gain from the sale of the Vision business and gains from the sale of securities, net income for 2012, 2011 and 2010, respectively, would have been $64.2 million, $63.4 million, and $50.4 million.

The table below reflects the net income (loss) by segment for each of the fiscal years ended December 31, 2012, 2011 and 2010. Park's segments include The Park National Bank ("PNB"), Guardian Financial Services Company ("GFSC"), SE Property Holdings, LLC ("SEPH") and "All Other" which primarily consists of Park as the "Parent Company." For 2011 and 2010, the table includes the net loss at Vision, also considered an operating segment until the sale of the Vision business.

Table 1 – Net Income (Loss) by Segment

(In thousands)	**2012**	2011	2010
PNB	**$87,106**	$106,851	$102,948
GFSC	**3,550**	2,721	2,006
Park Parent Company	**195**	(1,595)	(1,439)
Ohio-based operations	**$90,851**	$107,977	$103,515
Vision Bank	**—**	(22,526)	(45,414)
SEPH	**(12,221)**	(3,311)	—
Total Park	**$78,630**	$ 82,140	$ 58,101

The "Park Parent Company" above excludes the results for SEPH, an entity which is winding down commensurate with its primary objective of problem asset disposition. Management considers the "Ohio-based operations" results to reflect the business of Park and its subsidiaries going forward. The discussion below provides additional information regarding Park's operating segments.

Tables 2 through 6 show the components of net income for 2012, 2011 and 2010 for Park National Corporation and its wholly owned subsidiaries. The subsidiaries that will be reviewed in the tables are PNB, SEPH (including Vision through February 16, 2012), GFSC and Parent Company for Park (excludes SEPH results). We have also included some summary information on the balance sheet.

Table 2 – PNB – Summary Income Statement

For the years ended December 31,

(In thousands)	2012	2011	2010
Net interest income	**$ 221,758**	$ 236,282	$ 237,281
Provision for loan losses	**16,678**	30,220	23,474
Fee income	**70,739**	67,348	68,648
Security gains	**—**	23,634	11,864
Operating expenses	**156,516**	146,235	144,051
Income before taxes	**$ 119,303**	$ 150,809	$ 150,268
Federal income taxes	**32,197**	43,958	47,320
Net income	**$ 87,106**	$ 106,851	$ 102,948
Net income excluding security gains	**$ 87,106**	$ 91,489	$ 95,236
Balances at December 31, (In thousands)	**2012**	2011	2010
Assets	**$6,502,579**	$6,281,747	$6,495,558
Loans	**4,369,173**	4,172,424	4,074,775
Deposits	**4,814,107**	4,611,646	4,622,693

Excluding the after-tax impact of security gains in 2011 and 2010, PNB's net income was $91.5 million and $95.2 million, respectively, compared to $87.1 million in 2012. The $4.4 million decrease in net income in 2012, compared to net income excluding the after-tax impact of security gains in 2011, was due to a $14.5 million decline in net interest income and an increase in operating expenses of $10.3 million, offset by a $13.5 million decline in the provision for loan losses and an increase to fee income of $3.4 million. The decrease in net income excluding the after-tax impact of security gains in 2011, compared to 2010, was primarily due to an increase in the provision for loan losses of $6.7 million or 28.7%. This increase was largely due to an increase in the provision for loan losses pertaining to participation loans that PNB had purchased from Vision in 2007 and 2008. The loan loss provision for those participation loans was $3.4 million, $11.1 million and $7.1 million in 2012, 2011 and 2010, respectively.

Table 3 – GFSC – Summary Income Statement

For the years ended December 31,

(In thousands)	2012	2011	2010
Net interest income	**$ 9,156**	$ 8,693	$ 7,611
Provision for loan losses	**859**	2,000	2,199
Fee income	**—**	—	2
Operating expenses	**2,835**	2,506	2,326
Income before taxes	**$ 5,462**	$ 4,187	$ 3,088
Federal income taxes	**1,912**	1,466	1,082
Net income	**$ 3,550**	$ 2,721	$ 2,006
Balances at December 31, (In thousands)	**2012**	2011	2010
Assets	**$49,926**	$46,682	$43,209
Loans	**50,082**	47,111	43,714
Deposits	**8,358**	8,013	7,062

Net income for GFSC was $3.5 million for the year ended December 31, 2012, an increase of $829,000 or 30.5% from $2.7 million for fiscal year 2011. This improvement was the result of increased net interest income due to the 6.31% increase in loans in 2012, as well as a lower provision for loan losses based on improving trends, including declines in net-charge-offs, in the GFSC loan portfolio.

The table below provides financial results for SEPH for the years ended December 31, 2012 and 2011. The results for fiscal year 2012 include the results for Vision through February 16, 2012, the date that Vision was merged with and into SEPH. Also included below are the financial results for Vision for the years ended December 31, 2011 and 2010.

Table 4 – SEPH/Vision – Summary Income Statement

For the years ended December 31,

(In thousands)	SEPH 2012	SEPH 2011	Vision 2011	Vision 2010
Net interest income	**$ (341)**	$ (974)	$ 27,078	$ 27,867
Provision for loan losses	**17,882**	—	31,052	61,407
Fee income	**(736)**	(3,039)	1,422	(6,024)
Security gains	**—**	—	5,195	—
Gain on sale of Vision business	**22,167**	—	—	—
Total other expense	**22,032**	1,082	31,379	31,623
Loss before income tax benefit	**$ (18,824)**	$ (5,095)	$ (28,736)	$ (71,187)
Income tax benefit	**(6,603)**	(1,784)	(6,210)	(25,773)
Net loss	**$ (12,221)**	$ (3,311)	$ (22,526)	$ (45,414)
Net loss excluding security gains	**$ (12,221)**	$ (3,311)	$ (25,903)	$ (45,414)
Balances at December 31, (In thousands)	**SEPH 2012**	SEPH 2011	Vision 2011	Vision 2010
Assets	**$104,428**	$34,989	$650,935	$791,945
Assets held for sale (1)	**—**	—	382,462	—
Loans	**59,178**	—	123,883	640,580
Deposits	**—**	—	32	633,432
Liabilities held for sale (2)	**—**	—	536,186	—

(1) The assets held for sale represent the loans and other assets at Vision that were sold in the first quarter of 2012.

(2) The liabilities held for sale represent the deposits and other liabilities at Vision that were sold in the first quarter of 2012.

SEPH's assets primarily include performing and nonperforming loans, as well as OREO assets, that were not sold to Centennial as part of the sale of the Vision business on February 16, 2012. Net loss for SEPH was $12.2 million for the year ended December 31, 2012, compared to a net loss for the combined SEPH/Vision of $29.2 million, excluding the after-tax impact of security gains, for fiscal year 2011. The primary drivers of income/loss for SEPH are (1) charge-offs on loans retained following the sale of the Vision business which result in a dollar for dollar provision for loan loss, (2) recoveries on loans previously charged off, (3) gain/loss on the sale of OREO properties, (4) OREO devaluation adjustments based on appraisals received annually and (5) the expense of working down the portfolio of loans and OREO, including legal and third-party workout specialist costs.

The table below reflects the results for Park's Parent Company for the fiscal years ended December 31, 2012, 2011 and 2010.

Table 5 – Park Parent Company – Summary Income Statement

For the years ended December 31,

(In thousands)	2012	2011	2010
Net interest income	**$ 4,742**	$ 2,155	$ 1,285
Provision for loan losses	**—**	—	—
Fee income	**233**	350	390
Total other expense	**6,585**	7,115	9,107
Loss before income tax benefit	**$(1,610)**	$(4,610)	$(7,432)
Federal income tax benefit	**(1,805)**	(3,015)	(5,993)
Net income (loss)	**$ 195**	$(1,595)	$(1,439)

For the year ended December 31, 2012, Park's Parent Company had net income of $195,000, compared to a net loss of $1.6 million in 2011. Net interest income for Park's Parent Company included interest income on loans by Park to SEPH and on subordinated debt investments by Park with PNB, which were eliminated in the consolidated Park National Corporation totals. Additionally, net interest income included interest expense related to the $35.25 million and $30 million of subordinated notes issued by Park in December 2009 and April 2012, respectively.

Table 6 – Park – Summary Income Statement

For the years ended December 31,

(In thousands)	2012	2011	2010
Net interest income	$ 235,315	$ 273,234	$ 274,044
Provision for loan losses	35,419	63,272	87,080
Fee income	70,236	66,081	63,016
Gain on sale of Vision business	22,167	—	—
Security gains	—	28,829	11,864
Operating expenses	187,968	188,317	187,107
Income before taxes	$ 104,331	$ 116,555	$ 74,737
State income taxes	—	6,088	(1,161)
Federal income taxes	25,701	28,327	17,797
Net income	$ 78,630	$ 82,140	$ 58,101
Balances at December 31, (In thousands)	2012	2011	2010
Assets	$6,642,803	$6,972,245	$7,282,261
Assets held for sale (1)	—	382,462	—
Loans	4,450,322	4,317,099	4,732,685
Deposits	4,716,032	4,465,114	5,095,420
Liabilities held for sale (2)	—	536,186	—

(1) The assets held for sale represent the loans and other assets at Vision that were sold in the first quarter of 2012.

(2) The liabilities held for sale represent the deposits and other liabilities at Vision that were sold in the first quarter of 2012.

PROJECTION OF FISCAL 2013 RESULTS BY OPERATING SEGMENT

The information in the table below provides Park's current projection of pre-tax, pre-provision income (loss) by operating segment for the 2013 fiscal year. Pre-tax, pre-provision income (loss) is calculated using net interest income, plus other income, less other expense. For comparison purposes, management has also included the pre-tax, pre-provision results for the fiscal year ended December 31, 2012.

Table 7 – Projected Pre-tax, Pre-provision Income (Loss)

(In thousands)	2012	Projected Range for 2013	
PNB	$135,981	$129,000	$139,000
GFSC	6,321	5,000	6,000
Parent excluding SEPH	(1,610)	(5,000)	(4,000)
Total Ohio-based operations	$140,692	$129,000	$141,000
SEPH*	(942)	(16,000)	(10,000)
Park National Corporation	$139,750	$113,000	$131,000

*Includes Vision's results through February 16, 2012, including the $22.2 million pre-tax gain on the sale of the Vision business on February 16, 2012.

Management expects the low interest rate environment to remain throughout 2013. Credit loss experience is expected to continue to improve. Similar to management's guidance one year ago, loan growth is expected to grow modestly, between 1% and 3%.

The information below begins with Park's projected consolidated pre-tax, pre-provision income and incorporates a projected range for provision for loan losses, income before income tax, income taxes and net income for Park on a consolidated basis in 2013.

Table 8 – Projected Net Income

(In thousands)	2012 Actual	Projected Range for 2013	
Pre-tax, pre-provision income	$139,750	$113,000	$131,000
Provision for loan losses	35,419	20,000	15,000
Income before income tax	$104,331	$ 93,000	$116,000
Income taxes	25,701	23,250	30,160
Net income	$ 78,630	$ 69,750	$ 85,840

SUMMARY DISCUSSION OF OPERATING RESULTS FOR PARK

A year ago, Park's management projected that net interest income would be $240 million to $250 million in 2012. The actual results in 2012 were $235.3 million, $4.7 million below the bottom of the projected range. Park's management projected that the average interest earning assets for 2012 would be approximately $6,200 million. The actual average interest earning assets for the year were $6,190 million, $10 million or 0.2% lower than the projected balance. Park's forecast for the net interest margin in 2012 was a range of 3.88% to 3.98%. The actual results for the year were 3.83%, slightly below the bottom of the estimated range.

Park's management also projected a year ago that the provision for loan losses would be $20 million to $27 million in 2012. The actual provision for loan losses in 2012 was $35.4 million, which exceeded the top of the estimated range by $8.4 million.

Fee income for 2012 was $70.2 million, excluding the $22.2 million pre-tax gain on the sale of the Vision business. A year ago, Park's management projected that fee income would be in a range of $62 million to $66 million. The actual results were $4.2 million above the top of the range.

A year ago, Park's management projected that operating expenses would be approximately $170 million to $175 million. Operating expenses for 2012 were $188.0 million, $13.0 million above the top of the estimated range.

ISSUANCE OF PREFERRED SHARES AND EMERGENCY ECONOMIC STABILIZATION ACT

On October 3, 2008, Congress passed the Emergency Economic Stabilization Act of 2008 ("EESA"), which created the Troubled Asset Relief Program ("TARP") and provided the Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S. markets. The Capital Purchase Program (the "CPP") was announced by the U.S. Department of the Treasury (the "U.S. Treasury") on October 14, 2008 as part of TARP. The CPP is voluntary and requires a participating institution to comply with a number of restrictions and provisions, including standards for executive compensation and corporate governance and limitations on share repurchases and the declaration and payment of dividends on common shares.

Park elected to apply for $100 million of funds through the CPP. On December 23, 2008, Park completed the sale to the U.S. Treasury of $100 million of newly-issued Park non-voting preferred shares as part of the CPP. Park entered into a Securities Purchase Agreement and a Letter Agreement with the U.S. Treasury on December 23, 2008. Pursuant to these agreements, Park issued and sold to the U.S. Treasury (i) 100,000 of Park's Fixed Rate Cumulative Perpetual Preferred Shares, Series A, each without par value and having a liquidation preference of $1,000 per share (the "Series A Preferred Shares"), and (ii) a warrant (the "Warrant") to purchase 227,376 Park common shares at an exercise price of $65.97 per share, for an aggregate purchase price of $100 million. The Warrant had a ten-year term. All of the proceeds from the sale of the Series A Preferred Shares and the Warrant by Park to the U.S. Treasury under the CPP qualified as Tier 1 capital for regulatory purposes.

U.S. Generally Accepted Accounting Principles (GAAP) required management to allocate the proceeds from the issuance of the Series A Preferred Shares between the Series A Preferred Shares and related Warrant. The terms of the Series A Preferred Shares required that Park pay a cumulative dividend at the rate of 5 percent per annum until February 14, 2014, and 9 percent thereafter. Management determined that the 5 percent dividend rate was below market value; therefore, the fair value of the Series A Preferred Shares was less than the $100 million in proceeds. Management determined that a reasonable market discount rate was 12 percent for the fair value of the Series A Preferred Shares and used the Black-Scholes model to calculate the fair value of the Warrant (and related common shares). The allocation between the Series A Preferred Shares and the Warrant at December 23, 2008, the date of issuance, was $95.7 million and $4.3 million, respectively. The discount on the Series A Preferred Shares of $4.3 million was accreted through retained earnings using the level yield method over a 60-month period. GAAP requires Park to measure earnings per share with earnings available to common shareholders. Therefore, the Consolidated Statements of Income reflect a line item for "Preferred stock dividends and accretion" and a line item for "Income available to common shareholders". The dividends and accretion on the Series A Preferred Shares totaled $3,425,000 for 2012, $5,856,000 for 2011 and $5,807,000 for 2010. The accretion of the discount was $1,854,000 in 2012, $856,000 in 2011 and $807,000 in 2010.

On April 25, 2012, Park entered into a Letter Agreement with the U.S. Treasury pursuant to which Park repurchased the 100,000 Series A Preferred Shares for a purchase price of $100 million plus pro rata accrued and unpaid dividends. Total consideration of $101.0 million included accrued and unpaid dividends of $1.0 million. In addition to the accrued and unpaid dividends of $1.0 million, the charge to retained earnings, resulting from the repurchase of the Series A Preferred Shares, was $1.6 million on April 25, 2012.

On May 2, 2012, Park entered into a Letter Agreement pursuant to which Park repurchased from the U.S. Treasury the Warrant to purchase 227,376 Park common shares for consideration of $2.8 million, or $12.50 per Park common share.

Income available to common shareholders is net income minus the preferred share dividends and accretion. Income available to common shareholders was $75.2 million for 2012, $76.3 million for 2011, and $52.3 million for 2010.

See Note 1 and Note 25 of the Notes to Consolidated Financial Statements for additional information on the Series A Preferred Shares.

DIVIDENDS ON COMMON SHARES

Cash dividends declared on common shares were $3.76 in 2012, 2011 and 2010 and the quarterly cash dividend on common shares was $0.94 per share for each quarter of 2012, 2011 and 2010.

CRITICAL ACCOUNTING POLICIES

The significant accounting policies used in the development and presentation of Park's consolidated financial statements are listed in Note 1 of the Notes to Consolidated Financial Statements. The accounting and reporting policies of Park conform with GAAP and general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Park management believes the determination of the allowance for loan and lease losses ("ALLL") involves a higher degree of judgment and complexity than its other significant accounting policies. The ALLL is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb probable incurred credit losses in the loan portfolio. Management's determination of the adequacy of the ALLL is based on periodic evaluations of the loan portfolio and of current economic conditions. However, this evaluation is inherently subjective as it requires material estimates, including expected default probabilities, the loss given default, the amounts and timing of expected future cash flows on impaired loans, and estimated losses on consumer loans and residential mortgage loans based on historical loss experience and current economic conditions. All of these factors may be susceptible to significant change. To the extent that actual results differ from management estimates, additional loan loss provisions may be required that would adversely impact earnings for future periods. Refer to the "CREDIT EXPERIENCE – Provision for Loan Losses" section for additional discussion.

Other real estate owned ("OREO"), property acquired through foreclosure, is recorded at estimated fair value less anticipated selling costs (net realizable value). If the net realizable value is below the carrying value of the loan on the date of transfer, the difference is charged off against the ALLL. Subsequent declines in value (OREO devaluations) are reported as adjustments to the carrying amount of OREO and are expensed within other income. Gains or losses not previously recognized, resulting from the sale of OREO, are recognized in other income on the date of sale. At December 31, 2012, OREO totaled $35.7 million, a decrease of 15.6%, compared to $42.3 million at December 31, 2011.

In accordance with GAAP, management utilizes the fair value hierarchy, which has the objective of maximizing the use of observable market inputs. The accounting guidance also requires disclosures regarding the inputs used to calculate fair value. These inputs are classified as Level 1, 2, and 3. Level 3 inputs are those with significant unobservable inputs that reflect a company's own assumptions about the market for a particular instrument. Some of the inputs could be based on internal models and cash flow analysis. At December 31, 2012, financial assets valued using Level 3 inputs for Park had an aggregate fair value of approximately $74.6 million. This was 6.1% of the total amount of assets measured at fair value as of the end of the year. The fair value of impaired loans was approximately $53.9 million (or 72.3%) of the total amount of Level 3 inputs. Additionally, there were $78.2 million of loans that were impaired and carried at cost, as fair value exceeded book value for each individual credit. The large majority of Park's financial assets valued using Level 2 inputs consist of available-for-sale ("AFS") securities. The fair value of these AFS securities is obtained largely by the use of matrix pricing, which is a mathematical technique widely used in the financial services industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

Management believes that the accounting for goodwill and other intangible assets also involves a higher degree of judgment than most other significant accounting policies. GAAP establishes standards for the amortization of acquired intangible assets and the impairment assessment of goodwill. Goodwill arising from business combinations represents the value attributable to unidentifiable intangible assets in the business acquired. Park's goodwill relates to the value inherent in the banking industry and that value is dependent upon the ability of Park's banking subsidiary to provide quality, cost-effective banking services in a competitive marketplace. The goodwill value is supported by revenue that is in part driven by the volume of business transacted. A decrease in earnings resulting from a decline in the customer base, the inability to deliver cost-effective services over sustained periods or significant credit problems can lead to impairment of goodwill that could adversely impact earnings in future periods. GAAP requires an annual evaluation of goodwill for impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired by assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing these events or circumstances, it is concluded that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the second step of the impairment test is required. If the carrying amount of the goodwill exceeds the fair value, an impairment charge must be recorded in an amount equal to the excess. The fair value of the goodwill, which resides on the books of PNB, Park's subsidiary bank, is estimated by reviewing the past and projected operating results for PNB, deposit and loan totals for PNB and banking industry comparable information. At December 31, 2012, on a consolidated basis, Park had core deposit intangibles of $337,000 subject to amortization and $72.3 million of goodwill, which was not subject to periodic amortization.

ABOUT OUR BUSINESS

Through its Ohio-based banking divisions, Park is engaged in the commercial banking and trust business, generally in small to medium population Ohio communities. Management believes there are a significant number of consumers and businesses which seek long-term relationships with community-based financial institutions of quality and strength. While not engaging in activities such as foreign lending, nationally syndicated loans or investment banking, Park attempts to meet the needs of its customers for commercial, real estate and consumer loans, consumer and commercial leases, and investment, fiduciary and deposit services.

Park's subsidiaries compete for deposits and loans with other banks, savings associations, credit unions and other types of financial institutions. At December 31, 2012, Park operated 130 financial service offices and a network of 144 automated teller machines in 28 Ohio counties and one county in northern Kentucky.

A summary of financial data, average loans and average deposits, for Park's banking subsidiaries and their divisions for 2012, 2011 and 2010 is shown in Table 9. See Note 23 of the Notes to Consolidated Financial Statements for additional financial information for the Corporation's operating segments. Please note that the financial statements for various divisions of PNB are not reported on a separate basis and, therefore, net income is not included in the summary financial data below.

Table 9 – Park National Corporation Affiliate Financial Data

	2012		2011		2010	
(In thousands)	**Average Loans**	**Average Deposits**	Average Loans	Average Deposits	Average Loans	Average Deposits
Park National Bank:						
Park National Bank Division	**$1,286,751**	**$1,354,196**	$1,206,520	$1,387,223	$1,141,941	$1,315,047
Security National Bank Division	**412,388**	**767,560**	394,605	685,428	377,503	647,417
First-Knox National Bank Division	**513,976**	**507,237**	493,158	482,537	470,832	475,419
Century National Bank Division	**604,382**	**480,536**	573,056	460,825	547,014	477,248
Richland Trust Bank Division	**248,421**	**439,420**	244,687	422,261	226,094	437,974
Fairfield National Bank Division	**245,064**	**394,239**	236,467	383,358	219,310	376,985
Second National Bank Division	**302,185**	**290,870**	281,749	281,347	273,531	282,654
Park National SW & N KY Bank Division	**291,297**	**218,407**	329,690	240,213	349,700	258,593
United Bank Division	**92,258**	**196,841**	95,528	193,685	96,752	202,550
Unity National Bank Division	**147,956**	**149,537**	146,965	145,051	147,239	134,125
Farmers & Savings Bank Division	**95,661**	**75,684**	97,228	71,386	99,839	68,924
Scope Aircraft Finance	**175,019**	**9**	156,681	9	146,424	10
SEPH/Vision Bank	**133,306**	**67,737**	582,221	575,784	666,652	666,868
Guardian Finance	**48,987**	**8,524**	45,957	8,093	40,792	6,219
Parent Company, including consolidating entries	**(186,990)**	**(115,400)**	(171,001)	(144,711)	(161,145)	(168,018)
Consolidated Totals	**$4,410,661**	**$4,835,397**	$4,713,511	$5,192,489	$4,642,478	$5,182,015

SOURCE OF FUNDS

Deposits: Park's major source of funds is deposits from individuals, businesses and local government entities. These deposits consist of non-interest bearing and interest bearing deposits.

Average total deposits were $4,835 million in 2012, compared to $5,192 million in 2011 and $5,182 million in 2010.

Total deposits were $4,716 million at December 31, 2012, compared to $4,465 million at December 31, 2011. This represents an increase in total deposits of $251 million or 5.6% in 2012. The increase in total deposits in 2012 was predominately in Park's non-interest bearing checking accounts and interest bearing savings accounts.

Table 10 – Year-End Deposits

December 31, (In thousands)	**2012**	2011	Change
Non-interest bearing checking	**$1,137,290**	$ 995,733	$141,557
Interest bearing transaction accounts	**1,088,617**	1,037,385	51,232
Savings	**1,038,356**	931,527	106,829
All other time deposits	**1,450,424**	1,499,105	(48,681)
Other	**1,345**	1,364	(19)
Total	**$4,716,032**	$4,465,114	$250,918

A year ago, management projected that Park's total deposits would increase by 1% to 2% in 2012.

The Federal Open Market Committee ("FOMC") of the Federal Reserve Board decreased the federal funds rate from 4.25% at December 31, 2007 to a range of 0% to 0.25% at year-end 2008. The FOMC aggressively lowered the federal funds rate during 2008 as the severity of the economic recession increased. The FOMC has maintained the targeted federal funds rate in the 0% to 0.25% range for all of 2009, 2010, 2011 and 2012, as the U.S. economy has gradually recovered from the severe recession. The average federal funds rate was 0.15% for 2012, 0.10% for 2011 and 0.18% for 2010.

The average interest rate paid on interest bearing deposits was 0.49% in 2012, compared to 0.66% in 2011 and 0.98% in 2010. The average cost of interest bearing deposits for each quarter of 2012 was 0.42% for the fourth quarter, 0.46% for the third quarter, 0.53% for the second quarter and 0.56% for the first quarter.

Short-Term Borrowings: Short-term borrowings consist of securities sold under agreements to repurchase, Federal Home Loan Bank advances, federal funds purchased and other borrowings. These funds are used to manage the Corporation's liquidity needs and interest rate sensitivity risk. The average rate paid on short-term borrowings generally moves closely with changes in market interest rates for short-term investments. The average rate paid on short-term borrowings was 0.26% in 2012, compared to 0.28% in 2011 and 0.39% in 2010.

The year-end balance for short-term borrowings was $344 million at December 31, 2012, compared to $264 million at December 31, 2011 and $664 million at December 31, 2010. The increase from 2011 to 2012 and the large decrease from 2010 to 2011 were due to investment security purchases at year-end 2012 and year-end 2010 that were temporarily funded through the use of short-term borrowings.

Long-Term Debt: Long-term debt primarily consists of borrowings from the Federal Home Loan Bank and repurchase agreements with investment banking firms. (The average balance of long-term debt and the average cost of long-term debt includes the subordinated debentures and subordinated notes discussed in the following section.) In 2012, average long-term debt was $908 million, compared to $882 million in 2011 and $725 million in 2010. Average total debt (long-term and short-term) was $1,166 million in 2012, compared to $1,179 million in 2011 and $1,026 million in 2010. Average total debt decreased by $13 million or 1.1% in 2012 compared to 2011 and increased by $153 million or 14.9% in 2011 compared to 2010. The increase in average total debt in 2011 compared to 2010 was primarily due to the increase in average loans combined with an increase in average taxable investments. Management increased the amount of long-term debt during 2011 to partially offset the interest rate risk from maintaining 15-year, fixed-rate residential mortgage loans on Park's balance sheet. Average long-term debt was 78% of average total debt in 2012 compared to 75% in 2011 and 71% in 2010.

On November 30, 2012, Park's banking subsidiary, PNB, restructured $300 million of fixed rate repurchase agreement borrowings with a third-party investment banking firm. The restructuring reduced the weighted average interest rate paid on the debt from 4.04% to 1.75% and extended the weighted average maturity term from 4.4 years to 5.0 years. A $25 million prepayment penalty was paid by PNB to the third-party investment banking firm as part of the restructuring which will be amortized over the five-year remaining term of the restructured borrowing. The effective rate on the restructured borrowing is 3.40%, including the impact of the prepayment penalty amortization.

The average interest rate paid on long-term debt was 3.45% for 2012, compared to 3.42% for 2011 and 3.91% for 2010.

Subordinated Debenture/Notes: Park assumed, with the 2007 Vision acquisition, $15 million of floating rate junior subordinated notes. The interest rate on these junior subordinated notes adjusted every quarter at 148 basis points above the three-month LIBOR interest rate. The maturity date for the junior subordinated notes is December 30, 2035 and the junior subordinated notes may be prepaid after December 30, 2010. These junior subordinated notes qualify as Tier 1 capital under current Federal Reserve Board guidelines.

Park's banking subsidiary, PNB, issued a $25 million subordinated debenture on December 28, 2007. The interest rate on this subordinated debenture adjusted every quarter at 200 basis points above the three-month LIBOR interest rate. The maturity date for the subordinated debenture was December 29, 2017 and the subordinated debenture was eligible to be prepaid after December 28, 2012. On January 2, 2008, Park entered into a "pay fixed-receive floating" interest rate swap agreement for a notional amount of $25 million with a maturity date of December 28, 2012. This interest rate swap agreement was designed to hedge the cash flows pertaining to the $25 million subordinated debenture until December 28, 2012. Management converted the cash flows related to this subordinated debenture to a fixed interest rate of 6.01% through the use of the interest rate swap. This subordinated debenture qualified as Tier 2 capital under the applicable regulations of the Office of the Comptroller of the Currency of the United States of America (the "OCC") and the Federal Reserve Board. This subordinated debenture was paid off in full on December 31, 2012.

On December 23, 2009, Park issued $35.25 million of subordinated notes to 38 purchasers. These subordinated notes have a fixed annual interest rate of 10% with quarterly interest payments. The maturity date of these subordinated notes is December 23, 2019. These subordinated notes may be prepaid by Park any time after December 23, 2014. The subordinated notes qualify as Tier 2 capital under applicable rules and regulations of the Federal Reserve Board. Each subordinated note was purchased at a purchase price of 100% of the principal amount by an accredited investor.

On April 20, 2012, Park issued $30.0 million of subordinated notes to 56 purchasers. These subordinated notes have a fixed annual interest rate of 7% with quarterly interest payments. The maturity date of these subordinated notes is April 20, 2022. The subordinated notes may be prepaid by Park any time after April 20, 2017. The subordinated notes qualify as Tier 2 Capital under applicable rules and regulations of the Federal Reserve Board. Each subordinated note was purchased at a purchase price of 100% of the principal amount by an accredited investor.

See Note 11 of the Notes to Consolidated Financial Statements for additional information on the subordinated debenture and subordinated notes.

Sale of Common Shares: Park sold an aggregate of 509,184 common shares, out of treasury shares, during 2010. Of the 509,184 common shares sold in 2010, 437,200 common shares were issued upon the exercise of warrants associated with the capital raise that closed on October 30, 2009. As part of the capital raise that closed on December 10, 2010, Park sold 71,984 common shares and issued warrants for the purchase of 71,984 common shares. In total for 2010, Park sold 509,184 common shares and issued warrants covering 71,984 common shares at a weighted average price per share of $67.99 for gross proceeds of $34.6 million. Net of selling expenses and professional fees, Park raised $33.5 million of common equity from capital raising activities in 2010.

There were no sales of common shares during the years ended December 31, 2012 or 2011.

Shareholders' Equity: Tangible shareholders' equity (shareholders' equity less goodwill and other intangible assets) to tangible assets (total assets less goodwill and other intangible assets) was 8.79% at December 31, 2012, compared to 9.68% at December 31, 2011 and 9.04% at December 31, 2010.

The ratio of tangible shareholders' equity to tangible assets for each of the fiscal years ended December 31, 2011 and 2010 included the issuance of $100 million of Park Series A Preferred Shares to the U.S. Treasury on December 23, 2008. As previously discussed, Park repurchased the $100 million of Park Series A Preferred Shares from the U.S. Treasury on April 25, 2012. Excluding the balance of Series A Preferred Shares, the ratio of tangible common shareholders' equity to tangible assets was 8.25% at December 31, 2011 and 7.69% at December 31, 2010. As noted above, the ratio of tangible common shareholders' equity to tangible assets was 8.79% at December 31, 2012.

In accordance with GAAP, Park reflects any unrealized holding gain or loss on AFS securities, net of income taxes, as accumulated other comprehensive income (loss) which is part of Park's shareholders' equity. The unrealized holding gain on AFS securities, net of income taxes, was $9.6 million at year-end 2012, compared to an unrealized holding gains of $12.7 million at year-end 2011 and $15.1 million at year-end 2010. The decrease in the amount of unrealized holding gains on AFS securities, net of income taxes, at year-end 2011 was primarily due to the sale of AFS securities in 2011 for gains. Park sold AFS securities with an amortized cost value of $557 million in 2011 for a gain of $27.7 million. The large gain from the sale of securities in 2011 was possible due to the sharp decline in long-term interest rates during the year.

In accordance with GAAP, Park adjusts accumulated other comprehensive income (loss) to recognize the net actuarial gain or loss reflected in the accounting for Park's Pension Plan. See Note 13 of the Notes to Consolidated Financial Statements for information on the accounting for Park's Pension Plan.

Pertaining to the Pension Plan, Park recognized a net comprehensive loss of $6.2 million, $5.0 million and $2.4 million in 2012, 2011 and 2010, respectively. The comprehensive loss in each of 2012, 2011 and 2010 was due to changes in actuarial assumptions, primarily decreases in the discount rate. This actuarial loss more than offset the positive investment returns to the Pension Plan in 2010, 2011 and 2012. At year-end 2012, the balance in accumulated other comprehensive income/(loss) pertaining to the Pension Plan was $(27.1) million, compared to $(20.9) million at December 31, 2011, and $(15.9) million at December 31, 2010.

Park also recognized net comprehensive income/(loss) of $0.6 million, $0.5 million and $(0.1) million for the years ended December 31, 2012, 2011 and 2010, respectively, due to the mark-to-market of the $25 million (notional amount) cash flow hedge that expired on December 28, 2012. See Note 19 of the Notes to Consolidated Financial Statements for information on the accounting for Park's derivative instruments.

INVESTMENT OF FUNDS

Loans: Average loans were $4,411 million in 2012, compared to $4,714 million in 2011 and $4,642 million in 2010. The average yield on loans was 5.35% in 2012, compared to 5.61% in 2011 and 5.80% in 2010. The average prime lending rate was 3.25% in 2012, 2011 and 2010. Approximately 52% of Park's loan balances mature or reprice within one year (see Table 30). The yield on average loan balances for each quarter of 2012 was 5.23% for the fourth quarter, compared to 5.31% for the third quarter, 5.36% for the second quarter and 5.52% for the first quarter. At December 31, 2012, loan balances were $4,450 million, compared to $4,317 million at year-end 2011, an increase of $133 million or 3.1%. The loan growth of $133 million in 2012 was due to increases in loans of $197 million at PNB and $3 million at GFSC, offset by a decline in legacy Vision loans held by SEPH of $67 million. The increase in loans experienced at PNB in 2012 was primarily related to continued demand for 1-4 family mortgages, which increased by $123.5 million. Of the $123.5 million increase in the mortgage loan portfolio, approximately $91.1 million of the increase was associated with our decision to continue to retain a portion of the 15-year, fixed-rate mortgages originated by PNB rather than selling these loans in the secondary market. The balance of the increase in loans of $73.2 million was across all loan portfolio categories, with the exception of the real estate construction portfolio, which declined during the 2012 year.

In 2011, year-end loan balances were $4,317 million, a decrease of $416 million or 8.8% from the balance of $4,733 million at year-end 2010. The large decrease in loan balances was primarily due to $369 million of loans at Vision being shown on Park's balance sheet as assets held for sale at December 31, 2011.

A year ago, management projected that year-end loan balances would increase by 1% to 3% in 2012. The actual change in year-end loan balances was an increase of 3.1%.

Year-end residential real estate loans were $1,713 million, $1,629 million and $1,692 million in 2012, 2011 and 2010, respectively. Residential real estate loans increased by $84 million or 5.2% in 2012, primarily due to management's decision to continue to retain certain of the 15-year, fixed-rate mortgage loans originated during the year. Residential real estate loans decreased by $63.6 million or 3.8% in 2011, due to the pending sale of the Vision business. The balance of loans for 15-year, fixed rate mortgage was $315 million at December 31, 2011, with a weighted average interest rate of 3.79%. This 15-year, fixed-rate product increased by $91 million to $406 million at December 31, 2012, and has a weighted average interest rate of 3.57%.

The long-term, fixed-rate residential mortgage loans that Park originates are generally sold in the secondary market and Park typically retains servicing on these loans. As mentioned above, during 2010, Park began to retain on its balance sheet certain of the 15-year, fixed-rate residential mortgage loans that it originated. The balance of sold fixed-rate residential mortgage loans was $1,313 million at year-end 2012, compared to $1,347 million at year-end 2011 and $1,471 million at year-end 2010. The decrease in Park's sold residential mortgage loan portfolio of $158 million in the last two years was due to the retention of the 15-year, fixed-rate residential mortgage loan product. The retained 15-year fixed-rate residential mortgage loan product totaled $406 million at December 31, 2012, an increase of $231 million from the $175 million in this portfolio at December 31, 2010. This increase of $231 million was $73 million more than the decrease in the long-term, fixed-rate residential mortgage sold servicing portfolio. Management is pleased with this performance, as the 15-year, fixed-rate mortgage loans retained on the balance sheet would have been sold prior to 2010 and included in the servicing portfolio.

Year-end consumer loans were $652 million, $617 million and $667 million in 2012, 2011 and 2010, respectively. Consumer loans increased by $35 million or 5.7% in 2012 and decreased by $50 million or 7.5% in 2011. The increase in consumer loans in 2012 was primarily due to an increase in automobile lending in Ohio. The decrease in consumer loans in 2011 was primarily due to a decline in automobile loans originated in Ohio, as competition for automobile loans increased in 2011.

On a combined basis, year-end commercial, financial and agricultural loans, real estate construction loans and commercial real estate loans totaled $2,082 million, $2,070 million and $2,371 million at year-end 2012, 2011 and 2010, respectively. These combined loan totals increased by $12 million or 0.6% in 2012 and decreased by $301 million or 12.7% in 2011. The increase in 2012 was primarily due to an increase in commercial, financial and agricultural loans of $80.1 million, offset by a decline in real estate construction loans of $52.0 million. The decrease in 2011 was primarily due to the pending sale of the Vision business as $211 million of these combined loan totals were classified as assets held for sale on Park's balance sheet at December 31, 2011.

Table 11 reports year-end loan balances by type of loan for the past five years.

Table 11 – Loans by Type

December 31, (In thousands)	2012	2011	2010	2009	2008
Commercial, financial and agricultural	**$ 823,927**	$ 743,797	$ 737,902	$ 751,277	$ 714,296
Real estate – construction	**165,528**	217,546	406,480	495,518	533,788
Real estate – residential	**1,713,645**	1,628,618	1,692,209	1,555,390	1,560,198
Real estate – commercial	**1,092,164**	1,108,574	1,226,616	1,130,672	1,035,725
Consumer	**651,930**	616,505	666,871	704,430	643,507
Leases	**3,128**	2,059	2,607	3,145	3,823
Total loans	**$4,450,322**	$4,317,099	$4,732,685	$4,640,432	$4,491,337

Table 12 – Selected Loan Maturity Distribution

December 31, 2012 (In thousands)	One Year or Less (1)	Over One Through Five Years	Over Five Years	Total
Commercial, financial and agricultural	$324,415	$328,565	$ 170,947	**$ 823,927**
Real estate – construction	80,379	34,458	50,691	**165,528**
Real estate – commercial	143,952	150,253	797,959	**1,092,164**
Total	**$548,746**	**$513,276**	**$1,019,597**	**$2,081,619**
Total of these selected loans due after one year with:				
Fixed interest rate		346,454	119,696	**$ 466,150**
Floating interest rate		166,822	899,901	**$1,066,723**

(1) Nonaccrual loans of $88.4 million are included within the one year or less classification above.

Investment Securities: Park's investment securities portfolio is structured to minimize credit risk, provide liquidity and contribute to earnings. As conditions change over time, Park's overall interest rate risk, liquidity needs and potential return on the investment portfolio will change. Management regularly evaluates the securities in the investment portfolio as circumstances evolve. Circumstances that could result in the sale of a security include: to better manage interest rate risk; to meet liquidity needs; or to improve the overall yield in the investment portfolio.

Park classifies the majority of its securities as AFS (see Note 4 of the Notes to Consolidated Financial Statements). These securities are carried on the books at their estimated fair value with the unrealized holding gain or loss, net of federal taxes, accounted for as accumulated other comprehensive income (loss). The securities that are classified as AFS are free to be sold in future periods in carrying out Park's investment strategies.

Generally, Park classifies most of the U.S. Government sponsored entity collateralized mortgage obligations ("CMOs") that it purchases as held-to-maturity. A classification of held-to-maturity means that Park has the positive intent and the ability to hold these securities until maturity. Park classifies most of its CMOs as held-to-maturity because these securities are generally not as liquid as the other U.S. Government sponsored entity asset-backed securities that Park classifies as AFS. At year-end 2012, Park's held-to-maturity securities portfolio was $401 million, compared to $820 million at year-end 2011 and $674 million at year-end 2010. Park purchased $388 million of CMOs in 2012, $628 million of CMOs in 2011 and $314 million of CMOs in 2010. All of the CMOs, mortgage-backed securities, and callable notes in Park's investment portfolio were issued by a U.S. Government sponsored entity.

Average taxable investment securities were $1,610 million in 2012, compared to $1,841 million in 2011 and $1,730 million in 2010. The average yield on taxable securities was 3.14% in 2012, compared to 3.74% in 2011 and 4.44% in 2010. Average tax-exempt investment securities were $3.1 million in 2012, compared to $8 million in 2011 and $17 million in 2010. The average tax-equivalent yield on tax-exempt investment securities was 7.03% in 2012, compared to 7.17% in 2011 and 7.24% in 2010.

Year-end total investment securities (at amortized cost) were $1,567 million in 2012, compared to $1,689 million in 2011 and $2,017 million in 2010. Management purchased investment securities totaling $1,227 million in 2012, $1,268 million in 2011 and $3,033 million in 2010. The decrease in investment purchases during 2011 was primarily due to the reduced interest rate environment during the year and partially due to management's decision to retain 15-year, fixed-rate residential mortgage loans on Park's balance sheet. The purchases during 2010 included the purchase of $1,319 million of 28-day U.S. Government sponsored entity discount notes and $823 million of U.S. Government sponsored entity callable notes. Proceeds from repayments and maturities of investment securities were $1,348 million in 2012, $1,013 million in 2011 and $2,385 million in 2010. The increase in proceeds from repayments and maturities in 2012 was primarily due to accelerated prepayments of U.S. Government sponsored entity mortgage-backed securities and U.S. Government sponsored entity CMOs and also from U.S. Government sponsored entity callable notes being called. The decrease in proceeds from repayments and maturities in 2011 was primarily due to relative fewer holdings of 28-day U.S. Government sponsored entity discount notes during the year. The proceeds from repayments and maturities in 2010 included the 28-day U.S. Government sponsored entity discount notes and U.S. Government sponsored entity callable notes, which had repayments or maturities of $1,319 million and $710 million, respectively, during 2010.

Proceeds from sales of investment securities were $610 million in 2011 and $460 million in 2010. Park realized net security gains on a pre-tax basis of $28.8 million in 2011, and $11.9 million in 2010. There were no sales of investment securities in 2012.

At year-end 2012, 2011 and 2010, the average tax-equivalent yield on the total investment portfolio was 2.76%, 3.31% and 4.01%, respectively. The weighted average remaining maturity of the total investment portfolio was 2.1 years at December 31, 2012, 1.7 years at December 31, 2011 and 3.6 years at December 31, 2010. Obligations of the U.S. Treasury and other U.S. Government sponsored entities, and U.S. Government sponsored entity asset-backed securities were approximately 95.7% of the total investment portfolio at year-end 2012, approximately 95.7% of the total investment portfolio at year-end 2011 and approximately 95.9% of the total investment portfolio at year-end 2010.

The average maturity of the investment portfolio would lengthen if long-term interest rates would increase as the principal repayments from mortgage-backed securities and CMOs would be reduced and callable U.S. Government sponsored entity notes would extend to their maturity dates. At year-end 2012, management estimated that the average maturity of the investment portfolio would lengthen to 5.4 years with a 100 basis point increase in long-term interest rates and to 6.5 years with a 200 basis point increase in long-term interest rates. Likewise, the average maturity of the investment portfolio would shorten if long-term interest rates would decrease as the principal repayments from mortgage-backed securities and CMOs would increase as borrowers would refinance their mortgage loans and the callable U.S. Government sponsored entity notes would shorten to their call dates. At year-end 2012, management estimated that the average maturity of the investment portfolio would decrease to 1.1 years with a 100 basis point decrease in long-term interest rates and to 0.9 years with a 200 basis point decrease in long-term interest rates.

Table 13 sets forth the carrying value of investment securities, as well as the percentage held within each category at year-end 2012, 2011 and 2010:

Table 13 – Investment Securities

December 31, (In thousands)	2012	2011	2010
Obligations of U.S. Treasury and other U.S. Government sponsored entities	**$ 695,727**	$ 371,657	$ 273,313
Obligations of states and political subdivisions	**1,573**	4,652	14,211
U.S. Government asset-backed securities	**816,322**	1,262,527	1,681,815
Federal Home Loan Bank stock	**59,031**	60,728	61,823
Federal Reserve Bank stock	**6,876**	6,876	6,876
Equities	**2,222**	2,033	1,753
Total	**$1,581,751**	$1,708,473	$2,039,791
Investments by category as a percentage of total investment securities			
Obligations of U.S. Treasury and other U.S. Government sponsored entities	**44.0%**	21.8%	13.4%
Obligations of states and political subdivisions	**0.1%**	0.3%	0.7%
U.S. Government asset-backed securities	**51.7%**	73.9%	82.5%
Federal Home Loan Bank stock	**3.7%**	3.5%	3.0%
Federal Reserve Bank stock	**0.4%**	0.4%	0.3%
Equities	**0.1%**	0.1%	0.1%
Total	**100.0%**	100.0%	100.0%

Table 14 – Distribution of Assets, Liabilities and Shareholders' Equity

December 31, (In thousands)	2012 Daily Average	2012 Interest	2012 Average Rate	2011 Daily Average	2011 Interest	2011 Average Rate	2010 Daily Average	2010 Interest	2010 Average Rate
ASSETS									
Interest earning assets:									
Loans (1) (2)	**$4,410,661**	**$236,184**	**5.35%**	$4,713,511	$264,192	5.60%	$4,642,478	$269,306	5.80%
Taxable investment securities	**1,610,044**	**50,549**	**3.14%**	1,840,842	68,873	3.74%	1,729,511	76,839	4.44%
Tax-exempt investment securities (3)	**3,087**	**217**	**7.03%**	8,038	575	7.15%	16,845	1,220	7.24%
Money market instruments	**166,319**	**408**	**0.25%**	78,593	178	0.23%	93,009	200	0.22%
Total interest earning assets	**6,190,111**	**287,358**	**4.64%**	6,640,984	333,818	5.03%	6,481,843	347,565	5.36%
Non-interest earning assets:									
Allowance for loan losses	**(61,995)**			(128,512)			(119,700)		
Cash and due from banks	**119,410**			124,649			116,961		
Premises and equipment, net	**54,917**			69,507			69,839		
Other assets	**464,363**			499,543			493,762		
TOTAL	**$6,766,806**			$7,206,171			$7,042,705		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest bearing liabilities:									
Transaction accounts	**$1,239,417**	**$ 1,411**	**0.11%**	$1,430,492	$ 2,686	0.19%	$1,354,392	$ 4,450	0.33%
Savings deposits	**1,006,321**	**1,072**	**0.11%**	946,406	1,126	0.12%	891,021	1,303	0.15%
Time deposits	**1,540,863**	**15,921**	**1.03%**	1,816,506	23,842	1.31%	2,029,088	36,212	1.78%
Total interest bearing deposits	**3,786,601**	**18,404**	**0.49%**	4,193,404	27,654	0.66%	4,274,501	41,965	0.98%
Short-term borrowings	**258,661**	**678**	**0.26%**	297,537	823	0.28%	300,939	1,181	0.39%
Long-term debt (4)	**907,704**	**31,338**	**3.45%**	881,921	30,169	3.42%	725,356	28,327	3.91%
Total interest bearing liabilities	**4,952,966**	**50,420**	**1.02%**	5,372,862	58,646	1.09%	5,300,796	71,473	1.35%
Non-interest bearing liabilities:									
Demand deposits	**1,048,796**			999,085			907,514		
Other	**75,312**			90,351			87,885		
Total non-interest bearing liabilities	**1,124,108**			1,089,436			995,399		
Shareholders' equity	**689,732**			743,873			746,510		
TOTAL	**$6,766,806**			$7,206,171			$7,042,705		
Net interest earnings		**$236,938**			$275,172			$276,092	
Net interest spread			**3.62%**			3.94%			4.01%
Net yield on interest earning assets (net interest margin)			**3.83%**			4.14%			4.26%

(1) Loan income includes loan related fee income of $3,096 in 2012, $2,381 in 2011 and $238 in 2010. Loan income also includes the effects of taxable equivalent adjustments using a 35% tax rate in 2012, 2011 and 2010. The taxable equivalent adjustment was $1,547 in 2012, $1,734 in 2011 and $1,614 in 2010.

(2) For the purpose of the computation, nonaccrual loans are included in the daily average loans outstanding.

(3) Interest income on tax-exempt investment securities includes the effects of taxable equivalent adjustments using a 35% tax rate in 2012, 2011 and 2010. The taxable equivalent adjustments were $77 in 2012, $204 in 2011 and $434 in 2010.

(4) Includes subordinated debenture and subordinated notes.

ANALYSIS OF EARNINGS

Park's principal source of earnings is net interest income, the difference between total interest income and total interest expense. Net interest income results from average balances outstanding for interest earning assets and interest bearing liabilities in conjunction with the average rates earned and paid on them. (See Table 14 for three years of history on the average balances of the balance sheet categories and the average rates earned on interest earning assets and the average rates paid on interest bearing liabilities.)

Net interest income decreased by $37.9 million or 13.9% to $235.3 million for 2012 compared to a decrease of $810,000 or 0.3% to $273.2 million for 2011. The tax equivalent net yield on interest earning assets (net interest margin) was 3.83% for 2012, compared to 4.14% for 2011 and 4.26% for 2010. The net interest rate spread (the difference between rates received for interest earning assets and the rates paid for interest bearing liabilities) was 3.62% for 2012, compared to 3.94% for 2011 and 4.01% for 2010. The decrease in net interest income in 2012 was due to the decrease in the net interest spread to 3.62% from 3.94% and due to the sale of the Vision business on February 16, 2012. The average balance of interest earning assets decreased by $451 million, or 6.8%, to $6,190 million in 2012 largely as a result of the sale of the Vision business.

The average yield on interest earning assets was 4.64% in 2012, compared to 5.03% in 2011 and 5.36% in 2010. The average federal funds rate for 2012 was 0.15%, compared to an average rate of 0.10% in 2011 and 0.18% in 2010. On a quarterly basis for 2012, the average yield on interest earning assets was 4.49% for the fourth quarter, 4.56% for the third quarter, 4.71% for the second quarter and 4.81% for the first quarter.

The average rate paid on interest bearing liabilities was 1.02% in 2012, compared to 1.09% in 2011 and 1.35% in 2010. On a quarterly basis for 2012, the average rate paid on interest bearing liabilities was 0.97% for the fourth quarter, 1.00% for the third quarter, and 1.05% for both the second and first quarters.

The following table displays (for each quarter of 2012) the average balance of interest earning assets, net interest income and the tax equivalent net interest margin.

Table 15 – Quarterly Net Interest Margin

(In thousands)	Average Interest Earning Assets	Net Interest Income	Tax Equivalent Net Interest Margin
First Quarter	$6,297,772	$ 61,728	3.97%
Second Quarter	6,134,797	58,680	3.87%
Third Quarter	6,200,288	58,016	3.75%
Fourth Quarter	6,128,159	56,891	3.72%
2012	**$6,190,111**	**$235,315**	**3.83%**

The change in tax equivalent interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Table 16 – Volume/Rate Variance Analysis

	Change from 2011 to 2012			Change from 2010 to 2011		
(In thousands)	Volume	Rate	Total	Volume	Rate	Total
Increase (decrease) in:						
Interest income:						
Total loans	**$(16,271)**	**$(11,737)**	**$(28,008)**	$ 3,988	$ (9,102)	$ (5,114)
Taxable investments	**(8,038)**	**(10,286)**	**(18,324)**	4,711	(12,676)	(7,965)
Tax-exempt investments	**(348)**	**(10)**	**(358)**	(631)	(14)	(645)
Money market instruments	**213**	**17**	**230**	(31)	9	(22)
Total interest income	**(24,444)**	**(22,016)**	**(46,460)**	8,037	(21,783)	(13,746)

Table 16 – Volume/Rate Variance Analysis (continued)

	Change from 2011 to 2012			Change from 2010 to 2011		
(In thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest expense:						
Transaction accounts	**$ (307)**	**$ (968)**	**$ (1,275)**	$ 237	$ (2,001)	$ (1,764)
Savings accounts	**58**	**(112)**	**(54)**	85	(262)	(177)
Time deposits	**(3,289)**	**(4,632)**	**(7,921)**	(3,514)	(8,856)	(12,370)
Short-term borrowings	**(94)**	**(51)**	**(145)**	(14)	(344)	(358)
Long-term debt	**898**	**271**	**1,169**	5,663	(3,821)	1,842
Total interest expense	**(2,734)**	**(5,492)**	**(8,226)**	2,457	(15,284)	(12,827)
Net variance	**$(21,710)**	**$(16,524)**	**$(38,234)**	$ 5,580	$ (6,499)	$ (919)

Other Income: Total other income was $92.4 million in 2012, compared to $94.9 million in 2011 and $74.9 million in 2010. The decrease of $2.5 million in 2012 compared to 2011 was primarily due to the fact that the increase of $22.2 million from the gain recognized on the sale of the Vision business, the increase of $3.0 million in other service income and the increase of approximately $1.0 million in income from fiduciary activities, were more than offset by there being no gains from the sale of investment securities in 2012, in contrast to $28.8 million of gains in 2011. The large increase in total other income of $20.0 million in 2011 compared to 2010, was primarily due to the large increase in net gains from the sale of investment securities. The net gain from the sale of investment securities was $28.8 million in 2011, compared to a net gain of $11.9 million in 2010.

The following table displays total other income for Park in 2012, 2011 and 2010.

Table 17 – Other Income

Year Ended December 31, (In thousands)	2012	2011	2010
Income from fiduciary activities	**$15,947**	$14,965	$13,874
Service charges on deposits	**16,704**	18,307	19,717
Gain on sale of Vision business	**22,167**	—	—
Net gains on sales of securities	**—**	28,829	11,864
Other service income	**13,631**	10,606	13,816
Checkcard fee income	**12,541**	12,496	11,177
Bank owned life insurance income	**4,754**	5,089	4,978
ATM fees	**2,359**	2,703	2,951
Gain/loss on the sale of OREO, net	**4,414**	1,312	1,466
OREO devaluations	**(6,872)**	(8,219)	(13,206)
Other	**6,758**	8,822	8,243
Total other income	**$92,403**	$94,910	$74,880

The following table breaks out the change in total other income for the year ended December 31, 2012 compared to December 31, 2011 and for the year ended December 31, 2011 compared to December 31, 2010 between Park's Ohio-based operations and SEPH/Vision.

Table 18 – Other Income Breakout

	Change from 2011 to 2012			Change from 2010 to 2011		
(In thousands)	Ohio-based Operations	SEPH/ VB	Total	Ohio-based Operations	SEPH/ VB	Total
Income from fiduciary activities	**$ 1,106**	**$ (124)**	**$ 982**	$ 1,081	$ 10	$ 1,091
Service charges on deposits	**(615)**	**(988)**	**(1,603)**	(1,211)	(199)	(1,410)
Gain on sale of Vision business	**—**	**22,167**	**22,167**	—	—	—
Net gains on sale of securities	**(23,634)**	**(5,195)**	**(28,829)**	11,770	5,195	16,965
Other service income	**4,499**	**(1,474)**	**3,025**	(3,295)	85	(3,210)
Checkcard fee income	**802**	**(757)**	**45**	852	467	1,319
Bank owned life insurance income	**(240)**	**(95)**	**(335)**	111	—	111
ATM fees	**(282)**	**(62)**	**(344)**	37	(285)	(248)
Gain/loss on the sale of OREO, net	**176**	**2,926**	**3,102**	(277)	123	(154)
OREO devaluations	**(289)**	**1,636**	**1,347**	832	4,155	4,987
Other	**(1,883)**	**(181)**	**(2,064)**	528	51	579
Total other income	**$(20,360)**	**$17,853**	**$(2,507)**	$10,428	$9,602	$20,030

Income from fiduciary activities increased by $1.0 million or 6.6% to $15.9 million in 2012 and increased by $1.1 million or 7.9% to $15.0 million in 2011. The increases in fiduciary fee income in 2012 and 2011 were primarily due to improvements in the equity markets and also due to an increase in the total accounts served by Park's Trust department. Park charges fiduciary fees largely based on the market value of the assets being managed. The Dow Jones Industrial Average stock index annual average was 10,669 for calendar year 2010, 11,958 for calendar year 2011 and 12,960 for calendar year 2012. The market value of the assets that Park manages was $3.55 billion at December 31, 2012, compared to $3.3 billion at December 31, 2011 and December 31, 2010.

Service charges on deposit accounts decreased by $1.6 million or 8.8% to $16.7 million in 2012 and decreased by $1.4 million or 7.2% to $18.3 million in 2011. The decrease in 2012 was primarily due to the sale of the Vision business on February 16, 2012, which resulted in a $1.0 million decrease in services charges on deposits in 2012 compared to 2011. The balance of the decline in 2012 of approximately $615,000 was related to declines in service charges on deposits within Park's Ohio-based operations, largely as a result of a decrease in fee income from overdraft charges and other non-sufficient funds (NSF) charges. Park's customers did not use our courtesy overdraft program as frequently in 2012.

As previously discussed, on February 16, 2012, Park completed the sale of the Vision business for a purchase price of $27.9 million. As a result of the transaction, Park recorded a pre-tax gain of $22.2 million (after actual expenses directly related to the transaction). This gain on sale was recognized at Vision prior to the merger of the remaining Vision subsidiary with and into SEPH.

Park recognized net gains from the sale of investment securities of $28.8 million in 2011 and $11.9 million in 2010. There were no sales of investments securities in 2012. The majority of the investment securities sold in 2011, with an amortized cost of $579.2 million, were U.S. Government sponsored entity mortgage-backed securities. The remaining investment securities sold in 2011 were municipal securities.

Fee income earned from origination and sale into the secondary market of long-term fixed-rate mortgage loans is included within other non-yield related fees in the subcategory "Other service income." Other service income increased by $3.0 million, or 28.5%, to $13.6 million in 2012, compared to $10.6 million in 2011. The increase in other service income was primarily due to an increase in the amount of fixed-rate mortgage loans originated and sold in 2012 within Park's Ohio-based operations. Other service income for Park's Ohio-based operations increased $4.5 million in 2012. This increase was offset by a $1.5 million decline in other service income for the combined SEPH/VB as a result of the sale of the Vision business. The amount of fixed-rate mortgage loans originated and sold in 2012 was $409 million, compared to $190 million in 2011. As previously discussed, Park began to originate and retain 15-year, fixed-rate residential mortgages in August 2010, which results in fewer loans being sold in the secondary market. The balance of 15-year, fixed-rate residential mortgage loans retained was $406 million at December 31, 2012, an increase of $91 million compared to $315 million at December 31, 2011. In 2011, other service income decreased by $3.2 million, or 23.2%, to $10.6 million, compared to $13.8 million in 2010. The decrease in other service income in 2011 was primarily due to a decline in the amount of fixed-rate mortgage loans originated and sold.

Checkcard fee income, which is generated from debit card transactions increased $45,000 or 0.4 % to $12.5 million in 2012. During 2011, checkcard fee income increased $1.3 million or 11.8% to $12.5 million. The increases in both 2012 and 2011 were attributable to continued increases in the volume of debit card transactions. In 2012, increases in checkcard fee income of $802,000 for Park's Ohio-based operations were offset by a decline of $757,000 for SEPH/VB following the sale of the Vision business.

Gain/(loss) on the sale of OREO, net, totaled $4.4 million in 2012, an increase of $3.1 million compared to $1.3 million in 2011. The gain/(loss) on sale of OREO was primarily related to other real estate owned at SEPH. Of the $4.4 million net gain, $3.9 million was at SEPH.

OREO devaluations, which result from declines in the fair value (less anticipated selling costs) of property acquired through foreclosure, totaled $6.9 million in 2012, a decrease of $1.3 million or 16.4% compared to $8.2 million in 2011. The OREO devaluations in 2012 related primarily to other real estate owned at SEPH. Of the $6.9 million in OREO devaluations in 2012, $5.6 million were related to devaluations recognized at SEPH. Of the $5.6 million at SEPH, $1.7 million was recorded as a valuation allowance to mark to market approximately $6.7 million of OREO ($5 million net of allowance) to a bulk sale value for potential sale of a group of properties.

A year ago, Park's management forecast that total other income, excluding the gain from the sale of the Vision business, would be approximately $62 million to $66 million for 2012. The actual performance for 2012 was higher than management's original estimate, at $70.2 million.

Other Expense: Total other expense was $188.0 million in 2012, compared to $188.3 million in 2011 and $187.1 million in 2010. Total other expense decreased by $349,000, or 0.2%, in 2012. Total other expense increased by $1.2 million or 0.6% in 2011. The following table displays total other expense for Park in 2012, 2011 and 2010.

Table 19 – Other Expense

Year Ended December 31, (In thousands)	2012	2011	2010
Salaries and employee benefits	$ 95,977	$102,068	$ 98,315
Data processing fees	3,916	4,965	5,728
Professional fees and services	24,267	21,119	19,972
Net occupancy expense of bank premises	9,444	11,295	11,510
Furniture and equipment expense	10,788	10,773	10,435
Insurance	5,780	6,821	8,983
Marketing	3,474	2,967	3,656
Postage and telephone	5,983	6,060	6,648
Intangible amortization expense	2,172	3,534	3,422
State taxes	3,786	1,544	3,171
Loan put provision	3,299	—	—
OREO expense	4,011	3,266	3,358
Other	15,071	13,905	11,909
Total other expense	$187,968	$188,317	$187,107
Full time equivalent employees	1,826	1,920	1,969

The following table breaks out the change in total other expense for the year ended December 31, 2012 compared to December 31, 2011 and for the year ended December 31, 2011 compared to December 31, 2010 in each of Park's Ohio-based operations and SEPH/Vision.

Table 20 – Other Expense Breakout

	Change from 2011 to 2012			Change from 2010 to 2011		
(In thousands)	Ohio-based Operations	SEPH/ VB	Total	Ohio-based Operations	SEPH/ VB	Total
Salaries and employee benefits	$ 2,911	$ (9,002)	$(6,091)	$4,286	$(533)	$3,753
Data processing fees	417	(1,466)	(1,049)	(279)	(484)	(763)
Professional fees and services	1,589	1,559	3,148	(137)	1,284	1,147
Net occupancy expense of bank premises	(85)	(1,766)	(1,851)	(239)	24	(215)
Furniture and equipment expense	850	(835)	15	466	(128)	338
Insurance	(197)	(844)	(1,041)	(1,696)	(466)	(2,162)
Marketing	720	(213)	507	(667)	(22)	(689)
Postage and telephone	203	(280)	(77)	(578)	(10)	(588)
Intangible amortization expense	—	(1,362)	(1,362)	(746)	858	112
State taxes	2,242	—	2,242	(1,627)	—	(1,627)
Loan put provision	—	3,299	3,299	—	—	—
OREO expense	750	(5)	745	(65)	(27)	(92)
Other	678	488	1,166	1,655	341	1,996
Total other expense	$10,078	$(10,427)	$ (349)	$ 373	$ 837	$1,210

Salaries and employee benefits expense decreased by $6.1 million or 6.0% to $96.0 million in 2012 and increased by $3.8 million or 3.8% to $102.1 million in 2011. The decrease in 2012 was primarily related to a decrease of $9.0 million at SEPH/VB due to the sale of the Vision business on February 16, 2012, offset by a $2.9 million increase in salaries and employee benefits for Park's Ohio-based operations. Park had 1,826 full-time equivalent employees at year-end 2012, compared to 1,920 at year-end 2011 and 1,969 at year-end 2010.

Professional fees and services increased by $3.1 million or 14.9% to $24.3 million in 2012 and increased by $1.1 million or 5.7% to $21.1 million in 2011. This subcategory of total other expense includes legal fees, management consulting fees, director fees, audit fees, regulatory examination fees and memberships in industry associations. The increase in fees and service charges expense in both 2011 and 2012 was primarily due to an increase in legal and consulting fees at both PNB and SEPH. This additional expense was primarily related to an increase in costs associated with the workout of problem loans at Park's SEPH subsidiary.

Net occupancy expense decreased by $1.9 million or 16.4% to $9.4 million in 2012 and decreased by $215,000 or 1.9% to $11.3 million in 2011. The reduction in 2012 was due largely to the sale of the Vision business.

Insurance expense decreased by $1.0 million or 15.3% to $5.8 million in 2012 and decreased by $2.2 million or 24.1% to $6.8 million in 2011. The decline in 2012 was primarily the result of lower insurance expense at SEPH/VB following the sale of the Vision business, which eliminated the FDIC insurance expense for the Vision subsidiary. The remaining decline in 2012 was the result of the full year impact of the new FDIC assessment methodology utilizing total assets less tangible equity, which went into effect in the third quarter of 2011.

As previously discussed, as part of the transaction between Vision and Centennial, Park agreed to allow Centennial to "put back" up to $7.5 million aggregate principal amount of loans, which were originally included within the loans sold in the transaction. The loan put option expired on August 16, 2012, 180 days after the closing of the transaction. In total, Centennial put back forty-four loans, totaling approximately $7.5 million. Upon repurchase, Park was required to charge each of the repurchased loans down to its then current fair value. Park recognized $3.3 million of loan put provision expense in 2012 to establish a liability account that was utilized to cover write downs on the forty-four loans repurchased from Centennial.

The subcategory "other" expense includes expenses for supplies, travel, charitable contributions, amortization of low income housing tax investments and other miscellaneous expense. The subcategory other expense increased by $1.2 million or 8.4% in 2012 and increased by $2.0 million or 16.8% in 2011. The $1.2 million increase in 2012 was largely due to the establishment of a $1.5 million liability for potential credit loss exposure related to certain off-balance sheet arrangements in the Ohio-based operations.

A year ago, Park's management projected that total other expense would be approximately $170 million to $175 million in 2012. The actual expense for the year of $188.0 million was $13.0 million higher than the upper end of management's estimate.

Income Taxes: Federal income tax expense was $25.7 million in 2012, compared to $28.3 million in 2011 and $17.8 million in 2010. Federal income tax expense as a percentage of income before taxes, adjusted for the state income tax expense or benefit, was 24.6% in 2012, compared to 25.6% in 2011 and to 23.4% in 2010. The difference between the statutory federal income tax rate of 35% and Park's effective tax rate is the permanent tax differences, primarily consisting of tax-exempt interest income from municipal investments and loans, low income housing tax credits, bank owned life insurance income, and dividends paid on shares held within Park's salary deferral plan. Park's permanent tax differences for 2012 were approximately $11.4 million.

State income tax expense (benefit) was zero in 2012, $6.1 million in 2011 and $(1.2) million in 2010. All of the state income tax expense or benefit pertains to Vision, as Park and its Ohio-based subsidiaries do not pay state income tax to the state of Ohio, but pay franchise tax based on year-end equity. The franchise tax expense is included in "state taxes" as part of total other expense on Park's Consolidated Statements of Income. Park recognized $6.1 million in state tax expense during 2011, which was the charge necessary to write off the previously reported state operating loss carry-forward asset and other state deferred tax assets at Vision.

State income tax benefit was $1.2 million in 2010 as a result of losses at Vision. Park performed an analysis in 2010 to determine if a valuation allowance against deferred tax assets was required in accordance with GAAP. Vision was subject to state income tax in Alabama and Florida. In 2010, a state tax benefit of $1.16 million was recorded by Vision, consisting of a gross benefit of $3.46 million and a valuation allowance of $2.30 million ($1.5 million net of the federal income tax benefit).

CREDIT EXPERIENCE

Provision for Loan Losses: The provision for loan losses is the amount added to the allowance for loan losses to ensure the allowance is sufficient to absorb probable, incurred credit losses. The amount of the loan loss provision is determined by management after reviewing the risk characteristics of the loan portfolio, historic and current loan loss experience and current economic conditions.

The provision for loan losses for Park was $35.4 million in 2012, $63.3 million in 2011 and $87.1 million in 2010. Net loan charge-offs were $48.3 million in 2012, $125.1 million in 2011 and $60.2 million in 2010. Net loan charge-offs for the year ended December 31, 2012 included the charge-off of $12.1 million related to the retained Vision loans to bring the retained Vision loan portfolio to fair value prior to the merger of Vision with and into SEPH on February 16, 2012. The ratio of net loan charge-offs to average loans was 1.10% in 2012, 2.65% in 2011 and 1.30% in 2010.

Park's Ohio-based subsidiaries had a combined loan loss provision of $17.5 million in 2012, $32.2 million in 2011 and $25.7 million in 2010. Absent the loan loss provision of $3.4 million, $11.1 million, and $7.1 million for 2012, 2011 and 2010, respectively, related to participation in Vision loans that PNB purchased, the provision for loan losses for Ohio-based subsidiaries would have been $14.1 million, $21.1 million, and $18.6 million, respectively. Net loan charge-offs for Park's Ohio-based subsidiaries were $19.7 million in 2012, $49.2 million in 2011 and $23.6 million in 2010. The net loan charge-off ratio for Park's Ohio-based subsidiaries was 0.46% for 2012, 1.19% for 2011 and 0.60% for 2010. Of the $19.7 million and $49.2 million in net loan charge-offs for Park's Ohio-based subsidiaries in 2012 and 2011, respectively, $3.5 million and $18.1 million were related to participations in Vision loans that PNB had purchased. Absent the charge-offs on these Vision loan participations, net charge-offs for Park's Ohio-based operations were $16.2 million and $31.1 million and the net loan charge-off ratio was 0.38% and 0.76% for 2012 and 2011.

The provision for loan losses for SEPH, including those provisions recorded at Vision prior to the February 16, 2012 merger of Vision with and into SEPH, was $17.9 million in 2012. The provision for loan losses for Vision was $31.1 million in 2011 and $61.4 million in 2010. Net loan charge-offs for SEPH, including net charge-offs of $12.1 million recorded at Vision prior to the merger of Vision with and into SEPH, were $28.6 million in 2012. Net charge-offs for Vision were $75.9 million in 2011 and $36.6 million in 2010. SEPH's ratio of net loan charge-offs to average loans was 21.5% in 2012 and Vision's ratio of net loan charge-offs to average loans was 13.04% in 2011 and 5.48% in 2010.

On February 16, 2012, when Vision merged with and into SEPH, the loans which had been retained by Vision were transferred by operation of law at their fair market value and no allowance for loan loss has been or will be carried at SEPH. The loans included in both the performing and nonperforming portfolios of SEPH continue to be carried at their fair value. The table below provides additional information regarding charge-offs as a percentage of unpaid principal balance, as of December 31, 2012:

Table 21 – SEPH – Retained Vision Loan Portfolio
Charge-offs as a percentage of unpaid principal balance

December 31, 2012 (In thousands)	Unpaid Principal Balance	Charge-offs	Net Book Balance	Charge-off Percentage
Nonperforming loans – retained by SEPH	$126,801	$71,509	$55,292	56%
Performing loans – retained by SEPH	4,236	350	3,886	8%
Total SEPH loan exposure	$131,037	$71,859	$59,178	55%

Park management obtains updated appraisal information for all nonperforming loans at least annually. As new appraisal information is received, management performs an evaluation of the appraisal and applies a discount for anticipated disposition costs to determine the net realizable value of the collateral, which is compared against the outstanding principal balance to determine if additional write-downs are necessary.

At year-end 2012, the allowance for loan losses was $55.5 million or 1.25% of total loans outstanding, compared to $68.4 million or 1.59% of total loans outstanding at year-end 2011 and $143.6 million or 3.03% of total loans outstanding at year-end 2010. The table below provides additional information related to specific reserves on impaired commercial loans and general reserves for all other loans in Park's portfolio at December 31, 2012, 2011 and 2010.

Table 22 – General Reserve Trends – Park National Corporation

Year Ended December 31, (In thousands)	2012	2011	2010
Allowance for loan losses, end of period	**$ 55,537**	$ 68,444	$ 143,575
Specific reserves	**8,276**	15,935	66,904
General reserves	**$ 47,261**	$ 52,509	$ 76,671
Total loans	**$4,450,322**	$4,317,099	$4,732,685
Impaired commercial loans	**137,238**	187,074	250,933
Non-impaired loans	**$4,313,084**	$4,130,025	$4,481,752
Allowance for loan losses as a percentage of period end loans	**1.25%**	1.59%	3.03%
General reserves as a percentage of non-impaired loans	**1.10%**	1.27%	1.71%

The decline in general reserves as a percentage of non-impaired loans from 1.27% at December 31, 2011 to 1.10% at December 31, 2012 was primarily due to the elimination of general reserves held against the retained Vision performing loans that are held at SEPH and improving credit trends in the commercial loan portfolio for Park's Ohio-based operations (PNB and GFSC). At December 31, 2011, Vision had general reserves of approximately $1.85 million, which were established to cover incurred losses on the retained performing loans following the sale of the Vision business to Centennial. Upon completion of the sale of the Vision business and prior to the merger of Vision with and into SEPH on February 16, 2012, all retained loans (performing and nonperforming) were charged down to their fair value, resulting in a $1.85 million decline in Park's general reserves.

The following table shows the improving credit trends in Park's Ohio-based operations' commercial loan portfolio:

Table 23 – Park Ohio – Commercial Credit Trends

Year Ended December 31, (In thousands)	2012	2011	2010
Commercial loans*			
Pass rated	**$2,225,702**	$2,131,007	$2,046,016
Special mention	**49,275**	66,254	85,287
Substandard	**16,843**	29,604	78,529
Impaired	**89,365**	95,109	90,694
Total	**$2,381,185**	$2,321,974	$2,300,526

*Commercial loans include: (1) Commercial, financial and agricultural loans; (2) Commercial real estate loans; (3) Commercial related loans in the construction real estate portfolio; and (4) Commercial related loans in the residential real estate portfolio.

The commercial loan table above demonstrates the improvement experienced over the last 24 months in Park's Ohio-based operations' commercial portfolio. Pass rated commercial loans have grown $179.7 million, or 8.8% since December 31, 2010. Over this period, special mention loans have declined by $36.0 million, or 42.2% and substandard loans have declined by $61.7 million, or 78.5%. These improved credit metrics in the special mention and substandard categories of the commercial loan portfolio have a significant impact on the general reserves that are established to cover incurred losses on performing commercial loans. As these metrics have improved over the past 24 months, general reserves have declined.

Delinquent and accruing loan trends for Park's Ohio-based operations have also improved over the past 24 months. Delinquent and accruing loans were $39.6 million or 0.90% of total loans at December 31, 2012, compared to $40.1 million (0.96%) at December 31, 2011 and $45.8 million (1.12%) at December 31, 2010.

Impaired commercial loans for Park's Ohio-based operations were $89.4 million as of December 31, 2012, down slightly from the balances of impaired loans of $95.1 million and $90.7 million at December 31, 2011 and 2010, respectively. The $89.4 million of impaired commercial loans at December 31, 2012 included $16.7 million of loans modified in a troubled debt restructuring which are currently on accrual status and performing in accordance with the restructured terms. Impaired commercial loans are individually evaluated for impairment and specific reserves are established to cover incurred losses.

Management believes that the allowance for loan losses at year-end 2012 is adequate to absorb probable incurred credit losses in the loan portfolio. See Note 1 of the Notes to Consolidated Financial Statements and the discussion under the heading "Critical Accounting Policies" earlier in this Management's Discussion and Analysis for additional information on management's evaluation of the adequacy of the allowance for loan losses.

A year ago, management projected the provision for loan losses would be $20 million to $27 million in 2012. The actual performance was above the high end of our expectation by $8.4 million, at $35.4 million for the 2012 year. The provision for loan losses was greater than management's projection due to $16.1 million in loan loss provision related to one loan relationship retained from the Vision loan portfolio, most of which was recognized in the third quarter of 2012.

The table below provides a summary of the loan loss experience over the past five years:

Table 24 – Summary of Loan Loss Experience

(In thousands)	2012	2011	2010	2009	2008
Average loans (net of unearned interest)	**$4,410,661**	$4,713,511	$4,642,478	$4,594,436	$4,354,520
Allowance for loan losses:					
Beginning balance	**68,444**	143,575	116,717	100,088	87,102
Charge-offs:					
Commercial, financial and agricultural	**26,847**	18,350	8,484	10,047	2,953
Real estate – construction	**9,985**	64,166	23,308	21,956	34,052
Real estate – residential	**8,607**	20,691	18,401	11,765	12,600
Real estate – commercial	**10,454**	23,063	7,748	5,662	4,126
Consumer	**5,375**	7,612	8,373	9,583	9,181
Leases	**—**	—	—	9	4
Total charge-offs	**$ 61,268**	$ 133,882	$ 66,314	$ 59,022	$ 62,916
Recoveries:					
Commercial, financial and agricultural	**$ 1,066**	$ 1,402	$ 1,237	$ 1,010	$ 861
Real estate – construction	**2,979**	1,463	813	1,322	137
Real estate – residential	**5,559**	1,719	1,429	1,723	1,128
Real estate – commercial	**783**	1,825	850	771	451
Consumer	**2,555**	2,385	1,763	2,001	2,807
Leases	**—**	4	—	3	31
Total recoveries	**$ 12,942**	$ 8,798	$ 6,092	$ 6,830	$ 5,415
Net charge-offs	**$ 48,326**	$ 125,084	$ 60,222	$ 52,192	$ 57,501
Provision charged to earnings	**35,419**	63,272	87,080	68,821	70,487
Transfer of loans at fair value	**—**	(219)	—	—	—
Allowance for loan losses acquired (transferred) related to Vision	—	(13,100)	—	—	—
Ending balance	**$ 55,537**	$ 68,444	$ 143,575	$ 116,717	$ 100,088
Ratio of net charge-offs to average loans	**1.10%**	2.65%	1.30%	1.14%	1.32%
Ratio of allowance for loan losses to end of year loans	**1.25%**	1.59%	3.03%	2.52%	2.23%

The following table summarizes the allocation of the allowance for loan losses for the past five years:

Table 25 – Allocation of Allowance for Loan Losses

December 31,	2012		2011		2010		2009		2008	
(In thousands)	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category
Commercial, financial and agricultural	**$15,635**	**18.51%**	$16,950	17.23%	$ 11,555	15.59%	$ 14,725	16.19%	$ 14,286	15.90%
Real estate – construction	**6,841**	**3.72%**	14,433	5.04%	70,462	8.59%	47,521	10.68%	24,794	11.88%
Real estate – residential	**14,759**	**38.51%**	15,692	37.72%	30,259	35.75%	19,753	33.51%	22,077	34.74%
Real estate – commercial	**11,736**	**24.54%**	15,539	25.68%	24,369	25.92%	23,970	24.37%	15,498	23.06%
Consumer	**6,566**	**14.65%**	5,830	14.28%	6,925	14.09%	10,713	15.18%	23,391	14.33%
Leases	**—**	**0.07%**	—	0.05%	5	0.06%	35	0.07%	42	0.09%
Total	**$55,537**	**100.00%**	$68,444	100.00%	$143,575	100.00%	$116,717	100.00%	$100,088	100.00%

As of December 31, 2012, Park had no significant concentrations of loans to borrowers engaged in the same or similar industries nor did Park have any loans to foreign governments.

Nonperforming Assets: Nonperforming loans include: 1) loans whose interest is accounted for on a nonaccrual basis; 2) renegotiated loans on accrual status; and 3) loans which are contractually past due 90 days or more as to principal or interest payments but whose interest continues to accrue. Prior to Park's adoption of ASU 2011-02, Park classified all troubled debt restructurings (TDRs) as nonaccrual loans. With the adoption of ASU 2011-02, management determined it was appropriate to return certain TDRs to accrual status. Specifically, if the restructured note has been current for a period of at least six months, and management expects the borrower will remain current throughout the renegotiated contract, the loan may be returned to accrual status. Other real estate owned results from taking possession of property used as collateral for a defaulted loan.

The following is a summary of Park National Corporation's nonaccrual loans, accruing TDRs, loans past due 90 days or more and still accruing and other real estate owned for the last five years:

Table 26 – Park – Nonperforming Assets

December 31, (In thousands)	2012	2011	2010	2009	2008
Nonaccrual loans	**$155,536**	$195,106	$289,268	$233,544	$159,512
Accruing TDRs	**29,800**	28,607	—	142	2,845
Loans past due 90 days or more	**2,970**	3,489	3,590	14,773	5,421
Total nonperforming loans	**$188,306**	$227,202	$292,858	$248,459	$167,778
Other real estate owned – PNB	**14,715**	13,240	8,385	6,037	6,149
Other real estate owned – Vision	**—**	—	33,324	35,203	19,699
Other real estate owned – SEPH	**21,003**	29,032	—	—	—
Total nonperforming assets	**$224,024**	$269,474	$334,567	$289,699	$193,626
Percentage of nonperforming loans to total loans	**4.23%**	5.26%	6.19%	5.35%	3.74%
Percentage of nonperforming assets to total loans	**5.03%**	6.24%	7.07%	6.24%	4.31%
Percentage of nonperforming assets to total assets	**3.37%**	3.86%	4.59%	4.11%	2.74%

Tax equivalent interest income from loans for 2012 was $236.2 million. Park has forgone interest income of approximately $7.2 million from nonaccrual loans as of December 31, 2012 that would have been earned during the year if all loans had performed in accordance with their original terms.

SEPH and Vision nonperforming assets for the last five years were as follows:

Table 27 – SEPH/Vision – Nonperforming Assets

December 31, (In thousands)	2012	2011	2010	2009	2008
Nonaccrual loans	**$55,292**	$ 98,993	$171,453	$148,347	$ 91,206
Accruing TDRs	**—**	2,265	—	—	2,845
Loans past due 90 days or more	**—**	122	364	11,277	644
Total nonperforming loans	**$55,292**	101,380	171,817	159,624	94,695
Other real estate owned – SEPH	**21,003**	29,032	—	—	—
Other real estate owned – Vision	**—**	—	33,324	35,203	19,699
Total nonperforming assets	**$76,295**	$130,412	$205,141	$194,827	$114,394
Percentage of nonperforming loans to total loans	**N.M.**	N.M.	26.82%	23.58%	13.71%
Percentage of nonperforming assets to total loans	**N.M.**	N.M.	32.02%	28.78%	16.57%
Percentage of nonperforming assets to total assets	**N.M.**	N.M.	25.90%	21.70%	12.47%

Nonperforming assets for Park, excluding SEPH/Vision, for the last five years were as follows:

Table 28 – Park Excluding SEPH/Vision – Nonperforming Assets

December 31, (In thousands)	2012	2011	2010	2009	2008
Nonaccrual loans	$100,244	$ 96,113	$117,815	$85,197	$68,306
Accruing TDRs	29,800	26,342	—	142	—
Loans past due 90 days or more	2,970	3,367	3,226	3,496	4,777
Total nonperforming loans	$133,014	$125,822	$121,041	$88,835	$73,083
Other real estate owned – PNB	14,715	13,240	8,385	6,037	6,149
Total nonperforming assets	$147,729	$139,062	$129,426	$94,872	$79,232
Percentage of nonperforming loans to total loans	3.03%	3.00%	2.96%	2.24%	1.92%
Percentage of nonperforming assets to total loans	3.36%	3.32%	3.16%	2.39%	2.08%
Percentage of nonperforming assets to total assets	2.26%	2.21%	1.99%	1.54%	1.29%

Economic conditions began deteriorating during the second half of 2007 and continued throughout 2008 and 2009. While conditions across the U.S. improved slightly in 2010, 2011 and 2012, the economic recovery continues to be a slow process. Park and many other financial institutions throughout the country experienced a sharp increase in net loan charge-offs and nonperforming loans over the past five years. Financial institutions operating in Florida and Alabama (including Vision) have been particularly hard hit by the severe recession as the demand for real estate and the price of real estate have sharply decreased.

Park had $68.3 million of commercial loans included on the watch list of potential problem commercial loans at December 31, 2012 compared to $134.5 million at year-end 2011 and $238.7 million at year-end 2010. Commercial loans include: (1) commercial, financial and agricultural loans; (2) commercial real estate loans; (3) certain real estate construction loans; and (4) certain residential real estate loans. Park's watch list includes all criticized and classified commercial loans, defined by Park as loans rated special mention or worse, less those commercial loans currently considered to be impaired. As a percentage of year-end total loans, Park's watch list of potential problem loans was 1.5% in 2012, 3.1% in 2011 and 5.0% in 2010. The existing conditions of these loans do not warrant classification as non-accrual. However, these loans have shown some weakness and management performs additional analyses regarding a borrower's ability to comply with payment terms for watch list loans.

Park's allowance for loan losses includes an allocation for loans specifically identified as impaired under GAAP. At December 31, 2012, loans considered to be impaired consisted substantially of commercial loans graded as "doubtful" and placed on non-accrual status. These specific reserves are typically based on management's best estimate of the fair value of collateral securing these loans. The amount ultimately charged off for these loans may be different from the specific reserve as the ultimate liquidation of the collateral may be for amounts different from management's estimates.

When determining the quarterly and annual loan loss provision, Park reviews the grades of commercial loans. These loans are graded from 1 to 8. A grade of 1 indicates little or no credit risk and a grade of 8 is considered a loss. Commercial loans with grades of 1 to 4.5 (pass-rated) are considered to be of acceptable credit risk. Commercial loans graded a 5 (special mention) are considered to be watch list credits and a higher loan loss reserve percentage is allocated to these loans. Commercial loans graded 6 (substandard), also considered watch list credits, are considered to represent higher credit risk and, as a result, a higher loan loss reserve percentage is allocated to these loans. Generally, commercial loans that are graded a 6 are considered for partial charge-off. Commercial loans that are graded a 7 (doubtful) are shown as nonperforming and Park generally charges these loans down to their fair value by taking a partial charge-off or recording a specific reserve. Any commercial loan graded an 8 (loss) is completely charged off.

As of December 31, 2012, management had taken partial charge-offs of approximately $105.1 million related to the $137.2 million of commercial loans considered to be impaired, compared to charge-offs of approximately $103.8 million related to the $191.5 million of impaired commercial loans at December 31, 2011. The table below provides additional information related to the Park impaired commercial loans at December 31, 2012, including those impaired commercial loans at PNB, impaired PNB participations in Vision loans and those impaired Vision commercial loans (commercial land and development ("CL & D") and other commercial) retained at SEPH.

Table 29 – Park National Corporation Impaired Commercial Loans

December 31, 2012 (In thousands)	Unpaid Principal Balance (UPB)	Prior Charge-offs	Total Impaired Loans	Specific Reserve	Carrying Balance	Carrying Balance as a % of UPB
PNB	$ 85,020	$ 9,764	$ 75,256	$7,979	$ 67,277	79.13%
PNB participations in VB loans	43,409	29,300	14,109	297	13,812	31.82%
SEPH – CL&D loans	57,346	44,088	13,258	—	13,258	23.12%
SEPH – other loans	56,570	21,955	34,615	—	34,615	61.19%
Total Park	$242,345	$105,107	$137,238	$8,276	$128,962	53.21%

A significant portion of Park's allowance for loan losses is allocated to commercial loans classified as "special mention" or "substandard." "Special mention" loans are loans that have potential weaknesses that may result in loss exposure to Park. "Substandard" loans are those that exhibit a well defined weakness, jeopardizing repayment of the loan, resulting in a higher probability that Park will suffer a loss on the loan unless the weakness is corrected. Park's annualized 48-month loss experience, defined as charge-offs plus changes in specific reserves, within the commercial loan portfolio has been 0.66% of the principal balance of these loans. This annualized 48-month loss experience includes only the performance of the PNB loan portfolio. The allowance for loan losses related to performing commercial loans was $32.1 million or 1.40% of the outstanding principal balance of other accruing commercial loans at December 31, 2012.

The overall reserve of 1.40% for other accruing commercial loans breaks down as follows: pass-rated commercial loans are reserved at 1.25%; special mention commercial loans are reserved at 4.75%; and substandard commercial loans are reserved at 11.12%. The reserve levels for pass-rated, special mention and substandard commercial loans in excess of the annualized 48-month loss experience of 0.66% are due to the following factors which management reviews on a quarterly or annual basis:

- **Loss Emergence Period Factor:** Annually during the fourth quarter, management calculates the loss emergence period for each commercial loan segment. This loss emergence period is calculated based upon the average period of time it takes a credit to move from pass-rated to non-accrual. If the loss emergence period for any commercial loan segment is greater than one year, management applies additional general reserves to all performing loans within that segment of the commercial loan portfolio.
- **Loss Migration Factor:** Park's commercial loans are individually risk graded. If loan downgrades occur, the probability of default increases, and accordingly, management allocates a higher percentage reserve to those accruing commercial loans graded special mention and substandard. Annually, management calculates a loss migration factor for each commercial loan segment for special mention and substandard credits based on a review of losses over the past three-year period, considering how each individual credit was rated at the beginning of the three-year period.

- **Environmental Loss Factor:** Management has identified certain macroeconomic factors that trend in accordance with losses in Park's commercial loan portfolio. These macroeconomic factors are reviewed quarterly and the adjustments made to the environmental loss factor impacting each segment in the performing commercial loan portfolio correlate to changes in the macroeconomic environment.

Generally, consumer loans are not individually graded. Consumer loans include: (1) mortgage and installment loans included in the construction real estate segment of the loan portfolio; (2) mortgage, home equity lines of credit (HELOC), and installment loans included in the residential real estate segment of the loan portfolio; and (3) all loans included in the consumer segment of the loan portfolio. The amount of loan loss reserve assigned to these loans is based on historical loss experience over the past 48 months. Management generally considers a one-year coverage period (the "Historical Loss Factor") appropriate because the probable loss on any given loan in the consumer loan pool should ordinarily become apparent in that time frame. However, management may incorporate adjustments to the Historical Loss Factor as circumstances warrant additional reserves (e.g., increased loan delinquencies, improving or deteriorating economic conditions, changes in lending management and underwriting standards, etc.). At December 31, 2012, the coverage level within the consumer portfolio was approximately 1.52 years.

The judgmental increases discussed above incorporate management's evaluation of the impact of environmental qualitative factors which pose additional risks and assign a component of the allowance for loan losses in consideration of these factors. Such environmental factors include: national and local economic trends and conditions; experience, ability and depth of lending management and staff; effects of any changes in lending policies and procedures; levels of, and trends in, consumer bankruptcies, delinquencies, impaired loans and charge-offs and recoveries. The determination of this component of the allowance for loan losses requires considerable management judgment. As always, management is working to address weaknesses in those loans that may result in future loss. Actual loss experience may be more or less than the amount allocated.

CAPITAL RESOURCES

Liquidity and Interest Rate Sensitivity Management: Park's objective in managing its liquidity is to maintain the ability to continuously meet the cash flow needs of customers, such as borrowings or deposit withdrawals, while at the same time seeking higher yields from longer-term lending and investing activities.

Cash and cash equivalents increased by $43.8 million during 2012 to $201.3 million at year-end. Cash provided by operating activities was $105.2 million in 2012, $123.5 million in 2011 and $127.3 million in 2010. Net income was the primary source of cash for operating activities during each year.

Cash used in investing activities was $194.7 million in 2012. Cash provided by investing activities was $274.4 million in 2011 and cash used in investing activities was $353.3 million in 2010. Investment security transactions are the major use or source of cash in investing activities. Proceeds from the sale, repayment or maturity of securities provide cash and purchases of securities use cash. Net security transactions provided cash of $120.6 million in 2012, provided cash of $354.8 million in 2011 and used cash of $187.7 million in 2010. Another major use or source of cash in investing activities is the net increase or decrease in the loan portfolio. Cash used by the net increase in the loan portfolio was $163.1 million in 2012, $71.9 million in 2011 and $153.7 million in 2010.

Cash provided by financing activities was $133.4 million for 2012. Cash used in financing activities was $374.2 million in 2011. Cash provided by financing activities was $200.6 million in 2010. A major source of cash for financing activities is the net change in deposits. Deposits increased and provided $250.9 million of cash in 2012, and decreased and used $97.7 million of cash in 2011, and also decreased in 2010 and used cash of $92.6 million. Another major source of cash for financing activities is short-term borrowings and long-term debt. In 2012, net short-term borrowings increased and provided $80.6 million in cash, and net long-term borrowings decreased and used $65.1 million in cash. In 2011, net short-term borrowings declined, using $400.1 million in cash and net long-term borrowings increased, providing $186.4 million in cash. In 2010, net short-term borrowings increased, providing $339.5 million in cash and net long-term borrowings declined, using $17.6 million in cash. Park's management generated cash in 2010 from the sale of common shares previously held as treasury shares. The sale of common shares provided cash of $33.5 million in 2010. Additionally, in 2012, cash declined by $100.0 million from the repurchase of the Series A Preferred Shares and $2.8 million from the repurchase of the common share warrant, both from the U.S. Treasury. Finally, cash declined by $60.2 million in 2012, $62.9 million in 2011, and $62.1 million in 2010, from cash dividends paid.

Funds are available from a number of sources, including the investment securities portfolio, the core deposit base, Federal Home Loan Bank borrowings and the capability to securitize or package loans for sale. In the opinion of Park's management the present funding sources provide more than adequate liquidity for Park to meet its cash flow needs.

The following table shows interest rate sensitivity data for five different time intervals as of December 31, 2012:

Table 30 – Interest Rate Sensitivity

(In thousands)	0-3 Months	3-12 Months	1-3 Years	3-5 Years	Over 5 Years	Total
Interest earning assets:						
Investment securities (1)	$ 668,163	$ 284,553	$ 210,553	$209,014	$209,468	$1,581,751
Money market instruments	37,185	—	—	—	—	37,185
Loans (1)	1,149,759	1,174,745	1,274,918	439,775	411,125	4,450,322
Total interest earning assets	1,855,107	1,459,298	1,485,471	648,789	620,593	6,069,258
Interest bearing liabilities:						
Interest bearing transaction accounts (2)	$ 571,265	$ —	$ 517,352	$ —	$ —	$1,088,617
Savings accounts (2)	233,766	—	804,590	—	—	1,038,356
Time deposits	366,292	563,555	355,722	163,849	1,006	1,450,424
Other	—	1,345	—	—	—	1,345
Total deposits	1,171,323	564,900	1,677,664	163,849	1,006	3,578,742
Short-term borrowings	$ 344,168	$ —	$ —	$ —	$ —	$ 344,168
Long-term debt	—	75,500	126,500	327,399	252,259	781,658
Subordinated debentures/ notes	15,000	—	35,250	30,000	—	80,250
Total interest bearing liabilities	1,530,491	640,400	1,839,414	521,248	253,265	4,784,818
Interest rate sensitivity gap	324,616	818,898	(353,943)	127,541	367,328	1,284,440
Cumulative rate sensitivity gap	324,616	1,143,514	789,571	917,112	1,284,440	
Cumulative gap as a percentage of total interest earning assets	5.35%	18.84%	13.01%	15.11%	21.16%	

(1) Investment securities and loans that are subject to prepayment are shown in the table by the earlier of their re-pricing date or their expected repayment date and not by their contractual maturity date. Nonaccrual loans of $185.3 million are included within the three to twelve month maturity category.

(2) Management considers interest bearing transaction accounts and savings accounts to be core deposits and, therefore, not as rate sensitive as other deposit accounts and borrowed money. Accordingly, only 52% of interest bearing transaction accounts and 23% of savings accounts are considered to re-price within one year. If all of the interest bearing checking accounts and savings accounts were considered to re-price within one year, the one year cumulative gap would change from a positive 18.84% to a negative 2.94%.

The interest rate sensitivity gap analysis provides a good overall picture of Park's static interest rate risk position. At December 31, 2012, the cumulative interest earning assets maturing or repricing within twelve months were $3,314 million compared to the cumulative interest bearing liabilities maturing or repricing within twelve months of $2,171 million. For the twelve-month cumulative gap position, rate sensitive assets exceeded rate sensitive liabilities by $1,144 million or 18.84% of interest earning assets.

A positive twelve-month cumulative rate sensitivity gap (assets exceed liabilities) would suggest that Park's net interest margin would increase if interest rates were to increase. Conversely, a negative twelve-month cumulative rate sensitivity gap would suggest that Park's net interest margin would decrease if interest rates were to decrease. However, the usefulness of the interest rate sensitivity gap analysis as a forecasting tool in projecting net interest income is limited. The gap analysis does not consider the magnitude, timing or frequency by which assets or liabilities will reprice during a period and also contains assumptions as to the repricing of transaction and savings accounts that may not prove to be correct.

The cumulative twelve-month interest rate sensitivity gap position at year-end 2011 was a positive $1,376 million or 21.5% of total interest earning assets. The percentage of interest earning assets maturing or repricing within one year was 54.6% at year-end 2012, compared to 61.3% at year-end 2011. The percentage of interest bearing liabilities maturing or repricing within one year was 45.4% at year-end 2012, compared to 50.3% at year-end 2011.

Management supplements the interest rate sensitivity gap analysis with periodic simulations of balance sheet sensitivity under various interest rate and what-if scenarios to better forecast and manage the net interest margin. Park's management uses an earnings simulation model to analyze net interest income sensitivity to movements in interest rates. This model is based on actual cash flows and repricing characteristics for balance sheet instruments and incorporates market-based assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities. This model also includes management's projections for activity levels of various balance sheet instruments and non-interest fee income and operating expense. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into this earnings simulation model. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure net interest income and net income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

Management uses a 50 basis point change in market interest rates per quarter for a total of 200 basis points per year in evaluating the impact of changing interest rates on net interest income and net income over a twelve-month horizon. At December 31, 2012, the earnings simulation model projected that net income would increase by 1.1% using a rising interest rate scenario and decrease by 6.6% using a declining interest rate scenario over the next year. At December 31, 2011, the earnings simulation model projected that net income would increase by 2.1% using a rising interest rate scenario and decrease by 3.5% using a declining interest rate scenario over the next year. At December 31, 2010, the earnings simulation model projected that net income would increase by 2.4% using a rising interest rate scenario and decrease by 1.4% using a declining interest rate scenario over the next year. Consistently, over the past several years, Park's earnings simulation model has projected that changes in interest rates would have only a small impact on net income and the net interest margin. Park's net interest margin was 3.83% in 2012, 4.14% in 2011, and 4.26% in 2010. A major goal of Park's asset/liability committee is to maintain a relatively stable net interest margin regardless of the level of interest rates.

CONTRACTUAL OBLIGATIONS

In the ordinary course of operations, Park enters into certain contractual obligations. Such obligations include the funding of operations through debt issuances as well as leases for premises. The following table summarizes Park's significant and determinable obligations by payment date at December 31, 2012.

Further discussion of the nature of each specified obligation is included in the referenced Note to the Consolidated Financial Statements.

Table 31 – Contractual Obligations

December 31, 2012		Payments Due In				
(In thousands)	Note	0–1 Years	1–3 Years	3–5 Years	Over 5 Years	Total
Deposits without stated maturity	8	$3,265,459	$ —	$ —	$ —	$3,265,459
Certificates of deposit	8	927,505	358,051	163,862	1,006	1,450,424
Short-term borrowings	9	344,168	—	—	—	344,168
Long-term debt	10	75,500	126,500	327,399	252,259	781,658
Subordinated debentures/ notes	11	—	—	—	80,250	80,250
Operating leases	7	1,394	1,924	926	678	4,922
Purchase obligations		2,435	—	—	—	2,435
Total contractual obligations		$4,616,461	$486,475	$492,187	$334,193	$5,929,316

The Corporation's operating lease obligations represent short-term and long-term lease and rental payments for facilities and equipment. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on the Corporation.

Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements: In order to meet the financing needs of its customers, the Corporation issues loan commitments and standby letters of credit. At December 31, 2012, the Corporation had $815.6 million of loan commitments for commercial, commercial real estate, and residential real estate loans and had $23.0 million of standby letters of credit. At December 31, 2011, the Corporation had $809.1 million of loan commitments for commercial, commercial real estate and residential real estate loans and had $18.8 million of standby letters of credit.

Commitments to extend credit under loan commitments and standby letters of credit do not necessarily represent future cash requirements. These commitments often expire without being drawn upon. However, all of the loan commitments and standby letters of credit are permitted to be drawn upon in 2013. At December 31, 2012, Park had established a $1.7 million liability for potential credit loss exposure related to these off-balance sheet arrangements. See Note 18 of the Notes to Consolidated Financial Statements for additional information on loan commitments and standby letters of credit.

The Corporation did not have any unrecorded significant contingent liabilities at December 31, 2012.

Capital: Park's primary means of maintaining capital adequacy is through net retained earnings. At December 31, 2012, the Corporation's shareholders' equity was $650.4 million, compared to $742.4 million at December 31, 2011. Shareholders' equity at December 31, 2012 was 9.79% of total assets, compared to 10.65% of total assets at December 31, 2011. The decline in shareholders' equity of $92.0 million was primarily due to Park's April 25, 2012 repurchase of the $100 million in Series A Preferred Shares issued to the U.S. Treasury as part of the CPP and the repurchase of the warrant to purchase 227,376 Park common shares for $2.8 million during 2012.

Tangible shareholders' equity (shareholders' equity less goodwill and other intangible assets) was $577.7 million at December 31, 2012 and was $667.5 million at December 31, 2011. At December 31, 2012, tangible shareholders' equity was 8.79% of total tangible assets (total assets less goodwill and other intangible assets), compared to 9.68% at December 31, 2011.

Tangible common equity (tangible shareholders' equity less the balance, if any, of the Series A Preferred Shares) was $577.7 million at December 31, 2012, compared to $569.4 million at December 31, 2011. At December 31, 2012, tangible common equity was 8.79% of tangible assets, compared to 8.25% at December 31, 2011.

Net income for 2012 was $78.6 million, $82.1 million in 2011 and $58.1 million in 2010.

Preferred share dividends paid as a result of Park's participation in the CPP were $1.6 million in 2012 and $5.0 million in 2011, and 2010. Accretion of the discount on the Series A Preferred Shares was $1,854,000 in 2012, $856,000 in 2011, and $807,000 in 2010. As mentioned previously, Park repurchased the Series A Preferred Shares on April 25, 2012. Income available to common shareholders is net income less the preferred share dividends and accretion. Income available to common shareholders was $75.2 million for 2012, $76.3 million in 2011, and $52.3 million in 2010.

Cash dividends declared for common shares were $57.9 million in 2012 and 2011, and $57.1 million in 2010. On a per share basis, the cash dividends declared were $3.76 per share in each of 2012, 2011 and 2010.

Park did not purchase any treasury shares during 2012, 2011 or 2010. Treasury shares had a balance of $76.4 million at December 31, 2012, $77.0 million at December 31, 2011, and $77.7 million at December 31, 2010. During 2012, the value of treasury shares was reduced by $632,000 as a result of the issuance of an aggregate of 6,120 common shares to directors of Park and to the directors of Park's bank subsidiary, PNB (and its divisions). During 2011, the value of treasury shares was reduced by $726,000 as a result of the issuance of an aggregate of 7,020 common shares to directors of Park and to the directors of Park's bank subsidiaries PNB and Vision (and their divisions). During 2010, Park issued 437,200 common shares as a result of the exercise of warrants that were originally issued in 2009. Also during 2010, Park issued 71,984 common shares resulting in a total of 509,184 common shares issued in 2010, which reduced the amount of treasury shares available. The issuance of these shares out of treasury shares reduced the value of treasury shares by the weighted average cost of $47.0 million in 2010. Additionally in 2010, the value of treasury shares was reduced by $634,000 as a result of the issuance of an aggregate of 7,020 common shares to the Board of Directors of Park and Park's bank subsidiaries PNB and Vision (and their divisions).

Park did not issue any new common shares (that were not already held in treasury shares, as discussed above) in either 2012 or 2011. However, in 2010, Park recorded $0.2 million for the warrants that were issued as part of the issuance of the 71,984 common shares discussed above and also recorded a reduction of $1.1 million as warrants were either exercised or canceled during 2010. Common shares had a balance of $302.7 million for the year ended December 31, 2012, and $301.2 million at each of the years ended December 31, 2011, and 2010.

Accumulated other comprehensive loss was $17.5 million at December 31, 2012, compared to $8.8 million at December 31, 2011 and $1.9 million at December 31, 2010. During the 2011 year, the change in net unrealized gains, net of tax, was a gain of $16.3 million and Park realized after-tax gains of $18.7 million, resulting in an unrealized gain of $12.7 million at December 31, 2011. During the 2012 year, the change in net unrealized gains, net of tax, was a loss of $3.1 million and Park did not realize any after-tax gains, resulting in an unrealized gain of $9.6 million at December 31, 2012. In addition, Park recognized other comprehensive loss of $6.2 million related to the change in Pension Plan assets and benefit obligations in 2012 compared to a loss of $5.0 million in 2011. Finally, Park has recognized other comprehensive gain of $0.6 million in 2012 due to the mark-to-market of a cash flow hedge at December 31, 2012 compared to a $0.5 million gain in comprehensive income for the year ended December 31, 2011.

Financial institution regulators have established guidelines for minimum capital ratios for banks, thrifts, and bank holding companies. Park's accumulated other comprehensive income (loss) is not included in computing regulatory capital. The minimum leverage capital ratio (defined as shareholders' equity less intangible assets divided by tangible assets) is 4%. Park's leverage ratio was 9.17% at December 31, 2012 and exceeded the minimum capital required by $344 million. The minimum Tier 1 risk-based capital ratio (defined as leverage capital divided by risk-adjusted assets) is 4%. Park's Tier 1 risk-based capital ratio was 13.12% at December 31, 2012 and exceeded the minimum capital required by $424 million. The minimum total risk-based capital ratio (defined as leverage capital plus supplemental capital divided by risk-adjusted assets) is 8%. Park's total risk-based capital ratio was 15.77% at December 31, 2012 and exceeded the minimum capital required by $361 million.

The Park National Bank, the only financial institution subsidiary of Park, met the well capitalized ratio guidelines at December 31, 2012. See Note 22 of the Notes to Consolidated Financial Statements for the capital ratios for Park and its financial institution subsidiary.

Effects of Inflation: Balance sheets of financial institutions typically contain assets and liabilities that are monetary in nature and, therefore, differ greatly from most commercial and industrial companies which have significant investments in premises, equipment and inventory. During periods of inflation, financial institutions that are in a net positive monetary position will experience a decline in purchasing power, which does have an impact on growth. Another significant effect on internal equity growth is other expenses, which tend to rise during periods of inflation.

Management believes the most significant impact on financial results is the Corporation's ability to align its asset/liability management program to react to changes in interest rates.

SELECTED FINANCIAL DATA

Table 32 summarizes five-year financial information.

Table 32 – Consolidated Five-Year Selected Financial Data

December 31, (Dollars in thousands, except per share data)	2012	2011	2010	2009	2008
Results of operations:					
Interest income	**$ 285,735**	$ 331,880	$ 345,517	$ 367,690	$ 391,339
Interest expense	**50,420**	58,646	71,473	94,199	135,466
Net interest income	**235,315**	273,234	274,044	273,491	255,873
Provision for loan losses	**35,419**	63,272	87,080	68,821	70,487
Net interest income after provision for loan losses	**199,896**	209,962	186,964	204,670	185,386
Gain on sale of Vision business (1)	**22,167**	—	—	—	—
Net gains on sale of securities	**—**	28,829	11,864	7,340	1,115
Non-interest income	**70,236**	66,081	63,016	73,850	83,719
Non-interest expense	**187,968**	188,317	187,107	188,725	234,501
Net income	**78,630**	82,140	58,101	74,192	13,708
Net income available to common shareholders	**75,205**	76,284	52,294	68,430	13,566
Per common share:					
Net income per common share – basic	**4.88**	4.95	3.45	4.82	0.97
Net income per common share – diluted	**4.88**	4.95	3.45	4.82	0.97
Cash dividends declared	**3.76**	3.76	3.76	3.76	3.77

Table 32 – Consolidated Five-Year Selected Financial Data (continued)

December 31, (Dollars in thousands, except per share data)	2012	2011	2010	2009	2008
Average balances:					
Loans	**$4,410,661**	$4,713,511	$4,642,478	$4,594,436	$4,354,520
Investment securities	**1,613,131**	1,848,880	1,746,356	1,877,303	1,801,299
Money market instruments and other	**166,319**	78,593	93,009	52,658	15,502
Total earning assets	**6,190,111**	6,640,984	6,481,843	6,524,397	6,171,321
Non-interest bearing deposits	**1,048,796**	999,085	907,514	818,243	739,993
Interest bearing deposits	**3,786,601**	4,193,404	4,274,501	4,232,391	3,862,780
Total deposits	**4,835,397**	5,192,489	5,182,015	5,050,634	4,602,773
Short-term borrowings	**$ 258,661**	$ 297,537	$ 300,939	$ 419,733	$ 609,219
Long-term debt	**907,704**	881,921	725,356	780,435	835,522
Shareholders' equity	**689,732**	743,873	746,510	675,314	567,965
Common shareholders' equity	**658,855**	646,169	649,637	579,224	565,612
Total assets	**6,766,806**	7,206,171	7,042,705	7,035,531	6,708,086
Ratios:					
Return on average assets (x)	**1.11%**	1.06%	0.74%	0.97%	0.20%
Return on average common equity (x)	**11.41%**	11.81%	8.05%	11.81%	2.40%
Net interest margin (2)	**3.83%**	4.14%	4.26%	4.22%	4.16%
Dividend payout ratio	**73.68%**	70.50%	98.24%	78.27%	387.79%
Average shareholders' equity to average total assets	**10.19%**	10.32%	10.60%	9.60%	8.47%
Leverage capital	**9.17%**	9.81%	9.54%	9.04%	8.36%
Tier 1 capital	**13.12%**	14.15%	13.24%	12.45%	11.69%
Risk-based capital	**15.77%**	16.65%	15.71%	14.89%	13.47%

(1) The Vision business was sold on February 16, 2012 for a gain on sale of $22.2 million.

(2) Computed on a fully taxable equivalent basis.

(x) Reported measure uses net income available to common shareholders.

The following table is a summary of selected quarterly results of operations for the years ended December 31, 2012 and 2011.

Table 33 – Quarterly Financial Data

(Dollars in thousands, except share data)	Three Months Ended March 31	June 30	Sept. 30	Dec. 31
2012:				
Interest income	**$74,838**	**$71,486**	**$70,618**	**$68,793**
Interest expense	**13,110**	**12,806**	**12,602**	**11,902**
Net interest income	**61,728**	**58,680**	**58,016**	**56,891**
Provision for loan losses	**8,338**	**5,238**	**16,655**	**5,188**
Gain on sale of Vision business (1)	**22,167**	**—**	**—**	**—**
Income before income taxes	**44,540**	**25,146**	**13,757**	**20,888**
Net income	**31,475**	**18,886**	**11,982**	**16,287**
Net income available to common shareholders	**29,998**	**16,938**	**11,982**	**16,287**
Per common share data:				
Net income per common share – basic (x)	**1.95**	**1.10**	**0.78**	**1.06**
Net income per common share – diluted (x)	**1.95**	**1.10**	**0.78**	**1.06**
Weighted-average common shares outstanding – basic	**15,405,910**	**15,405,902**	**15,405,894**	**15,410,606**
Weighted-average common shares equivalent – diluted	**15,417,745**	**15,405,902**	**15,405,894**	**15,410,606**

Table 33 – Quarterly Financial Data (continued)

(Dollars in thousands, except share data)	Three Months Ended March 31	June 30	Sept. 30	Dec. 31
2011:				
Interest income	$84,662	$84,922	$82,065	$80,231
Interest expense	15,349	14,900	14,445	13,952
Net interest income	69,313	70,022	67,620	66,279
Provision for loan losses	14,100	12,516	16,438	20,218
Gain on sale of securities	6,635	15,362	3,465	3,367
Income before income taxes	30,532	41,000	27,075	17,948
Net income	22,196	28,954	20,381	10,609
Net income available to common shareholders	20,732	27,490	18,917	9,145
Per common share data:				
Net income per common share – basic (x)	1.35	1.79	1.23	0.59
Net income per common share – diluted (x)	1.35	1.79	1.23	0.59
Weighted-average common shares outstanding – basic	15,398,930	15,398,919	15,398,909	15,403,861
Weighted-average common shares equivalent – diluted	15,403,420	15,399,593	15,398,909	15,403,861

(1) The Vision business was sold on February 16, 2012 for a gain on sale of $22.2 million.

(x) Reported measure uses net income available to common shareholders.

Non-GAAP Financial Measures: Park's management uses certain non-GAAP (U.S. generally accepted accounting principles) financial measures to evaluate Park's performance. Specifically, management reviews (i) net income available to common shareholders excluding impairment charge, (ii) net income available to common shareholders excluding impairment charge per common share-diluted, (iii) return on average assets excluding impairment charge, (iv) return on average common equity excluding impairment charge, and (v) the ratio of non-interest expense excluding impairment charge to net revenue (collectively, the "adjusted performance metrics") and has included in this annual report information relating to the adjusted performance metrics for the twelve-month period ended December 31, 2008. Management believes the adjusted performance metrics present a more reasonable view of Park's operating performance and ensures comparability of operating performance from period to period while eliminating the one-time non-recurring impairment charges. Park has provided reconciliations of the U.S. GAAP measures to the adjusted performance metrics solely for the purpose of complying with SEC Regulation G and not as an indication that the adjusted performance metrics are a substitute for other measures determined by U.S. GAAP.

The following table displays net income available to common shareholders and related performance metrics after excluding the 2008 goodwill impairment charges related to the Vision acquisition.

Table 34 – Net Income Available to Common Shareholders and Related Performance Metrics

December 31, (Dollars in thousands, except per share data)	2012	2011	2010	2009	2008
Results of operations:					
Net income available to common shareholders excluding impairment charge (a)	**$75,205**	$76,284	$52,294	$68,430	$68,552
Per common share:					
Net income per common share excluding impairment charge – diluted (a)	**4.88**	4.95	3.45	4.82	4.91
Ratios:					
Return on average assets excluding impairment charge (a)(b)	**1.11%**	1.06%	0.74%	0.97%	1.02%
Return on average common equity excluding impairment charge (a)(x)	**11.41%**	11.81%	8.05%	11.81%	12.12%
Non-interest expense excluding impairment charge to net revenue (1)	**57.07%**	55.18%	55.18%	54.01%	52.59%

(1) Computed on a fully tax equivalent basis.

(x) Reported measure uses net income available to common shareholders.

(a) Net income for 2008 has been adjusted for the impairment charge to goodwill. Net income excluding impairment charge equals net income for the year plus the impairment charge to goodwill of $54,986 for 2008.

(b) Net income for the year available to common shareholders.

The Corporation's common shares (symbol: PRK) are traded on the NYSE MKT LLC. At December 31, 2012, the Corporation had 4,206 shareholders of record. The following table sets forth the high, low and closing sale prices of, and dividends declared on the common shares for each quarterly period for the years ended December 31, 2012 and 2011, as reported by NYSE MKT LLC.

Table 35 – Market and Dividend Information

	High	Low	Last Price	Cash Dividend Declared Per Share
2012:				
First Quarter	**$ 72.75**	**$ 65.06**	**$ 69.17**	**$0.94**
Second Quarter	**69.93**	**61.94**	**69.75**	**0.94**
Third Quarter	**72.18**	**65.30**	**70.02**	**0.94**
Fourth Quarter	**71.25**	**61.44**	**64.63**	**0.94**
2011:				
First Quarter	$ 73.64	$ 62.99	$ 66.82	$0.94
Second Quarter	69.59	62.14	65.86	0.94
Third Quarter	66.21	49.00	52.88	0.94
Fourth Quarter	65.70	49.80	65.06	0.94

PERFORMANCE GRAPH

Table 36 compares the total return performance for Park common shares with the NYSE MKT Composite Index, the NASDAQ Bank Stocks Index and the SNL Financial Bank and Thrift Index for the five-year period from December 31, 2007 to December 31, 2012. The NYSE MKT Composite Index is a market capitalization-weighted index of the stocks listed on NYSE MKT. The NASDAQ Bank Stocks Index is comprised of all depository institutions, holding companies and other investment companies that are traded on The NASDAQ Global Select and Global Markets. Park considers a number of bank holding companies traded on The NASDAQ Global Select to be within its peer group. The SNL Financial Bank and Thrift Index is comprised of all publicly-traded bank and thrift stocks researched by SNL Financial.

The NYSE MKT Financial Stocks Index includes the stocks of banks, thrifts, finance companies and securities broker-dealers. Park believes that the NASDAQ Bank Stocks Index and the SNL Financial Bank and Thrift Index are more appropriate industry indices for Park to use for the five-year total return performance comparison.


150
125
100
75
50
25
0
Index Value
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

Table 36 – Total Return Performance

	PERIOD ENDING					
Index	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
——— Park National Corporation	100.00	117.71	102.87	134.82	128.58	135.08
—·—·— NYSE MKT Composite	100.00	59.55	80.74	101.40	107.78	114.90
------ NASDAQ Bank	100.00	78.46	65.67	74.97	67.10	79.64
············ SNL Bank and Thrift Index	100.00	57.51	56.74	63.34	49.25	66.14

The total return for Park's common shares has outperformed the total return of the NYSE MKT Composite Index, the NASDAQ Bank Stocks Index and the SNL Bank and Thrift Index for the five-year period indicated in Table 36. The annual compound total return on Park's common shares for the past five years was a positive 6.2%. By comparison, the annual compound total returns for the past five years on the NYSE MKT Composite Index, the NASDAQ Bank Stocks Index and the SNL Bank and Thrift Index were a positive 2.8%, a negative 4.5% and a negative 7.9%, respectively.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders
Park National Corporation

The management of Park National Corporation (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a – 15(f) and 15d – 15(f) under the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Corporation's internal control over financial reporting includes those policies and procedures that:

a.) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation and its consolidated subsidiaries;

b.) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Corporation and its consolidated subsidiaries are being made only in accordance with authorizations of management and directors of the Corporation; and

c.) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Corporation and its consolidated subsidiaries that could have a material effect on the financial statements.

The Corporation's internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

With the participation of our Chairman of the Board and Chief Executive Officer, our President and our Chief Financial Officer, management evaluated the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2012, the end of the Corporation's fiscal year. In making this assessment, management used the criteria set forth for effective internal control over financial reporting by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment under the criteria described in the preceding paragraph, management concluded that the Corporation maintained effective internal control over financial reporting as of December 31, 2012.

The Corporation's independent registered public accounting firm, Crowe Horwath LLP, has audited the Corporation's 2012 and 2011 consolidated financial statements included in this Annual Report and the Corporation's internal control over financial reporting as of December 31, 2012, and has issued their Report of Independent Registered Public Accounting Firm, which appears in this Annual Report.



C. Daniel DeLawder
Chairman and Chief Executive Officer



David L. Trautman
President



Brady T. Burt
Chief Financial Officer

February 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Park National Corporation
Newark, Ohio

We have audited the accompanying consolidated balance sheets of Park National Corporation as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. We also have audited Park National Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Park National Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Park National Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Park National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

Crowe Horwath LLP   Crowe Horwath LLP

Columbus, Ohio
February 26, 2013

PARK NATIONAL CORPORATION AND SUBSIDIARIES

at December 31, 2012 and 2011 (In thousands, except share and per share data)

ASSETS	2012	2011
Cash and due from banks	**$ 164,120**	$ 137,770
Money market instruments	**37,185**	19,716
Cash and cash equivalents	**201,305**	157,486
Investment securities:		
Securities available-for-sale, at fair value (amortized cost of $1,099,658 and $801,147 at December 31, 2012 and 2011, respectively)	**1,114,454**	820,645
Securities held-to-maturity, at amortized cost (fair value of $410,705 and $834,574 at December 31, 2012 and 2011, respectively)	**401,390**	820,224
Other investment securities	**65,907**	67,604
Total investment securities	**1,581,751**	1,708,473
Total loans	**4,450,322**	4,317,099
Allowance for loan losses	**(55,537)**	(68,444)
Net loans	**4,394,785**	4,248,655
Other assets:		
Bank owned life insurance	**161,069**	154,567
Goodwill	**72,334**	72,334
Other intangibles	**337**	2,509
Premises and equipment, net	**53,751**	53,741
Accrued interest receivable	**19,710**	19,697
Other real estate owned	**35,718**	42,272
Mortgage loan servicing rights	**7,763**	9,301
Other	**114,280**	120,748
Assets held for sale	**—**	382,462
Total other assets	**464,962**	857,631
Total assets	**$6,642,803**	$6,972,245

The accompanying notes are an integral part of the consolidated financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

at December 31, 2012 and 2011 (In thousands, except share and per share data)

LIABILITIES AND SHAREHOLDERS' EQUITY	2012	2011
Deposits:		
Non-interest bearing	**$1,137,290**	$ 995,733
Interest bearing	**3,578,742**	3,469,381
Total deposits	**4,716,032**	4,465,114
Short-term borrowings	**344,168**	263,594
Long-term debt	**781,658**	823,182
Subordinated debentures/notes	**80,250**	75,250
Total borrowings	**1,206,076**	1,162,026
Other liabilities:		
Accrued interest payable	**3,459**	4,916
Other	**66,870**	61,639
Liabilities held for sale	**—**	536,186
Total other liabilities	**70,329**	602,741
Total liabilities	**5,992,437**	6,229,881
COMMITMENTS AND CONTINGENCIES		
Shareholders' equity:		
Preferred shares (200,000 shares authorized; No shares issued at December 31, 2012 and 100,000 shares issued at December 31, 2011 with $1,000 per share liquidation preference)	**—**	98,146
Common shares, no par value (20,000,000 shares authorized; 16,150,987 and 16,151,021 shares issued at December 31, 2012 and 2011, respectively)	**302,654**	301,202
Common share warrants	**—**	4,297
Accumulated other comprehensive income (loss), net	**(17,518)**	(8,831)
Retained earnings	**441,605**	424,557
Less: Treasury shares (738,989 and 745,109 shares at December 31, 2012 and 2011, respectively)	**(76,375)**	(77,007)
Total shareholders' equity	**650,366**	742,364
Total liabilities and shareholders' equity	**$6,642,803**	$6,972,245

The accompanying notes are an integral part of the consolidated financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2012, 2011 and 2010 (In thousands, except per share data)

	2012	2011	2010
Interest and dividend income:			
Interest and fees on loans	**$234,638**	$262,458	$267,692
Interest and dividends on:			
Obligations of U.S. Government, its agencies and other securities	**50,549**	68,873	76,839
Obligations of states and political subdivisions	**140**	371	786
Other interest income	**408**	178	200
Total interest and dividend income	**285,735**	331,880	345,517
Interest expense:			
Interest on deposits:			
Demand and savings deposits	**2,483**	3,812	5,753
Time deposits	**15,921**	23,842	36,212
Interest on short-term borrowings	**678**	823	1,181
Interest on long-term debt	**31,338**	30,169	28,327
Total interest expense	**50,420**	58,646	71,473
Net interest income	**235,315**	273,234	274,044
Provision for loan losses	**35,419**	63,272	87,080
Net interest income after provision for loan losses	**199,896**	209,962	186,964
Other income:			
Income from fiduciary activities	**15,947**	14,965	13,874
Service charges on deposit accounts	**16,704**	18,307	19,717
Net gains on sales of securities	**—**	28,829	11,864
Other service income	**13,631**	10,606	13,816
Checkcard fee income	**12,541**	12,496	11,177
Bank owned life insurance income	**4,754**	5,089	4,978
ATM fees	**2,359**	2,703	2,951
Net gain on sale of OREO	**4,414**	1,312	1,466
OREO devaluations	**(6,872)**	(8,219)	(13,206)
Gain on sale of Vision business	**22,167**	—	—
Other	**6,758**	8,822	8,243
Total other income	**$ 92,403**	$ 94,910	$ 74,880

The accompanying notes are an integral part of the consolidated financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2012, 2011 and 2010 (In thousands, except per share data)

	2012	2011	2010
Other expense:			
Salaries and employee benefits	**$ 95,977**	$102,068	$ 98,315
Data processing fees	**3,916**	4,965	5,728
Professional fees and services	**24,267**	21,119	19,972
Net occupancy expense of bank premises	**9,444**	11,295	11,510
Amortization of intangibles	**2,172**	3,534	3,422
Furniture and equipment expense	**10,788**	10,773	10,435
Insurance	**5,780**	6,821	8,983
Marketing	**3,474**	2,967	3,656
Postage and telephone	**5,983**	6,060	6,648
State taxes	**3,786**	1,544	3,171
Loan put provision	**3,299**	—	—
OREO expense	**4,011**	3,266	3,358
Other	**15,071**	13,905	11,909
Total other expense	**187,968**	188,317	187,107
Income before income taxes	**104,331**	116,555	74,737
State income taxes (benefit)	**—**	6,088	(1,161)
Federal income taxes	**25,701**	28,327	17,797
Net income	**$ 78,630**	$ 82,140	$ 58,101
Preferred share dividends and accretion	**3,425**	5,856	5,807
Income available to common shareholders	**$ 75,205**	$ 76,284	$ 52,294
Earnings per common share:			
Basic	**$4.88**	$4.95	$3.45
Diluted	**$4.88**	$4.95	$3.45

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

PARK NATIONAL CORPORATION AND SUBSIDIARIES
for the years ended December 31, 2012, 2011 and 2010 (In thousands)

	2012	2011	2010
Net income	**$78,630**	$82,140	$ 58,101
Other comprehensive income (loss), net of tax:			
Change in funded status of pension plan, net of income taxes of $(3,328), $(2,707) and $(1,307) for years ended December 31, 2012, 2011, and 2010, respectively	**(6,180)**	(5,027)	(2,427)
Unrealized net holding gain (loss) on cash flow hedge, net of income taxes of $296, $276 and $(53) for years ended December 31, 2012, 2011 and 2010, respectively	**550**	512	(98)
Unrealized net holding gain (loss) on securities available-for-sale, net of income taxes of $(1,645), $(1,318) and $(8,078) for years ended December 31, 2012, 2011 and 2010, respectively	**(3,057)**	(2,448)	(15,004)
Other comprehensive income (loss)	**$ (8,687)**	$ (6,963)	$(17,529)
Comprehensive income	**$69,943**	$75,177	$ 40,572

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2012, 2011 and 2010 (In thousands, except share and per share data)

	Preferred Shares		Common Shares				Accumulated Other	
	Shares Outstanding	Amount	Shares Outstanding	Amount	Retained Earnings	Treasury Shares	Comprehensive Income (Loss)	Total
Balance, January 1, 2010	100,000	$ 96,483	14,882,780	$306,569	$423,872	$(125,321)	$ 15,661	$717,264
Net income			—	—	58,101	—	—	58,101
Other comprehensive income (loss), net of tax:								
Change in funded status of pension plan, net of income taxes of $(1,307)							(2,427)	(2,427)
Unrealized net holding loss on cash flow hedge, net of income taxes of $(53)							(98)	(98)
Unrealized net holding loss on securities available-for-sale, net of income taxes of $(8,078)							(15,004)	(15,004)
Cash dividends, $3.76 per share			—	—	(57,076)	—	—	(57,076)
Cash payment for fractional shares in dividend reinvestment plan			(50)	(4)	—	—	—	(4)
Reissuance of common shares from treasury shares held			509,184	(898)	(12,729)	46,954		33,327
Accretion of discount on preferred shares		807			(807)			—
Common share warrants issued			—	176				176
Common share warrants expired				(166)	166			—
Preferred share dividends					(5,000)			(5,000)
Treasury shares reissued for director grants			7,020		(185)	634		449
Balance, December 31, 2010	100,000	$ 97,290	15,398,934	$305,677	$406,342	$ (77,733)	$ (1,868)	$729,708
Net income			—	—	82,140	—	—	82,140
Other comprehensive income (loss), net of tax:								
Change in funded status of pension plan, net of income taxes of $(2,707)							(5,027)	(5,027)
Unrealized net holding gain on cash flow hedge, net of income taxes of $276							512	512
Unrealized net holding loss on securities available-for-sale, net of income taxes of $(1,318)							(2,448)	(2,448)
Cash dividends, $3.76 per share			—	—	(57,907)	—	—	(57,907)
Cash payment for fractional shares in dividend reinvestment plan			(42)	(2)	—	—	—	(2)
Accretion of discount on preferred shares		856			(856)			—
Common share warrants expired				(176)	176			—
Preferred share dividends					(5,000)			(5,000)
Treasury shares reissued for director grants			7,020		(338)	726		388
Balance, December 31, 2011	**100,000**	**$ 98,146**	**15,405,912**	**$305,499**	**$424,557**	**$ (77,007)**	**$ (8,831)**	**$742,364**
Net income			—	—	**78,630**	—	—	**78,630**
Other comprehensive income (loss), net of tax:								
Change in funded status of pension plan, net of income taxes of $(3,328)							**(6,180)**	**(6,180)**
Unrealized net holding gain on cash flow hedge, net of income taxes of $296							**550**	**550**
Unrealized net holding loss on securities available-for-sale, net of income taxes of $(1,645)							**(3,057)**	**(3,057)**
Cash dividends, $3.76 per share			—	—	**(57,932)**	—	—	**(57,932)**
Cash payment for fractional shares in dividend reinvestment plan			**(34)**	**(2)**	—	—	—	**(2)**
Common share warrants redeemed				**(2,843)**				**(2,843)**
Preferred shares redeemed	**(100,000)**	**(100,000)**						**(100,000)**
Accretion of discount on preferred shares		**1,854**			**(1,854)**			—
Preferred share dividends					**(1,571)**			**(1,571)**
Treasury shares reissued for director grants			**6,120**		**(225)**	**632**		**407**
Balance, December 31, 2012	—	**$ —**	**15,411,998**	**$302,654**	**$441,605**	**$ (76,375)**	**$ (17,518)**	**$650,366**

The accompanying notes are an integral part of the consolidated financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2012, 2011 and 2010 (In thousands)

	2012	2011	2010
Operating activities:			
Net income	**$ 78,630**	$ 82,140	$ 58,101
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**35,419**	63,272	87,080
Loan put provision	**3,299**	—	—
Amortization of loan fees and costs, net	**2,119**	2,871	4,179
Provision for depreciation	**6,954**	7,583	7,126
Other than temporary impairment on investment securities	**54**	—	23
Amortization of intangible assets	**2,172**	3,534	3,422
(Accretion)/amortization of investment securities	**(239)**	490	(2,413)
Deferred income tax (benefit)	**12,717**	28,466	(9,603)
Realized net investment security gains	**—**	(28,829)	(11,864)
Compensation expense for issuance of treasury shares to directors	**407**	388	449
Loan originations to be sold in secondary market	**(442,890)**	(269,922)	(443,369)
Proceeds from sale of loans in secondary market	**422,875**	263,170	443,360
Gain on sale of loans in secondary market	**5,807**	3,557	1,220
OREO devaluations	**6,872**	8,219	13,206
Bank owned life insurance income	**(4,754)**	(5,089)	(4,978)
Changes in assets and liabilities:			
(Increase) in other assets	**(15,231)**	(18,722)	(18,774)
Increase (decrease) in other liabilities	**(9,010)**	(10,826)	180
Cash included in assets held for sale	**—**	(6,766)	—
Net cash provided by operating activities	**105,201**	123,536	127,345
Investing activities:			
Proceeds from sales of available-for-sale securities	**—**	584,573	460,192
Proceeds from sales of held-to-maturity securities	**—**	25,410	—
Proceeds from calls and maturities of securities:			
Held-to-maturity	**681,513**	454,937	146,986
Available-for-sale	**666,431**	557,552	2,238,059
Purchase of securities:			
Held-to-maturity	**(262,679)**	(625,925)	(313,642)
Available-for-sale	**(964,704)**	(641,751)	(2,719,265)
Net decrease in other investments	**1,697**	1,095	220
Net loan originations, portfolio loans	**(163,106)**	(71,862)	(153,677)
Sales of assets/liabilities related to Vision Bank	**(144,436)**	—	—
Purchases of bank owned life insurance, net	**(2,500)**	(3,000)	(4,562)
Purchases of premises and equipment, net	**(6,964)**	(6,618)	(7,602)
Net cash (used in) provided by investing activities	**(194,748)**	274,411	(353,291)
Financing activities:			
Net increase (decrease) in deposits	**250,918**	(97,708)	(92,632)
Net increase (decrease) in short-term borrowings	**80,574**	(400,075)	339,450
Issuance of treasury shares, net	**—**	—	33,541
Proceeds from issuance of subordinated notes	**30,000**	—	—
Proceeds from long-term debt	**300,000**	203,000	—
Repayment of sub-debt	**(25,000)**	—	—
Repayment of long-term debt	**(340,129)**	(16,551)	(17,648)
Cash payment for repurchase of common share warrant from U.S. Treasury	**(2,843)**	—	—
Repurchase of preferred shares from U.S. Treasury	**(100,000)**	—	—
Cash dividends paid	**(60,154)**	(62,907)	(62,076)
Net cash provided by (used in) financing activities	**133,366**	(374,241)	200,635
Increase (decrease) in cash and cash equivalents	**43,819**	23,706	(25,311)
Cash and cash equivalents at beginning of year	**157,486**	133,780	159,091
Cash and cash equivalents at end of year	**$ 201,305**	$ 157,486	$ 133,780

The accompanying notes are an integral part of the consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the consolidated financial statements:

Principles of Consolidation

The consolidated financial statements include the accounts of Park National Corporation and its subsidiaries ("Park", the "Company" or the "Corporation"). Material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Management has identified the allowance for loan losses, accounting for Other Real Estate Owned ("OREO"), fair value accounting and accounting for goodwill as significant estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation. Reclassifications had no effect on prior year net income or shareholders' equity.

Restrictions on Cash and Due from Banks

The Corporation's bank subsidiary is required to maintain average reserve balances with the Federal Reserve Bank. The average required reserve balance was approximately $41.0 million at December 31, 2012 and $38.1 million at December 31, 2011. No other compensating balance arrangements were in existence at December 31, 2012.

Investment Securities

Investment securities are classified upon acquisition into one of three categories: held-to-maturity, available-for-sale, or trading (see Note 4 of these Notes to Consolidated Financial Statements).

Held-to-maturity securities are those securities that the Corporation has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to the Corporation's liquidity needs, changes in market interest rates, and asset-liability management strategies, among other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings but included in other comprehensive income, net of applicable taxes. The Corporation did not hold any trading securities during any period presented.

Available-for-sale and held-to-maturity securities are evaluated quarterly for potential other-than-temporary impairment. Management considers the facts related to each security including the nature of the security, the amount and duration of the loss, the credit quality of the issuer, the expectations for that security's performance and whether Park intends to sell, or it is more likely than not to be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. Declines in equity securities that are considered to be other-than-temporary are recorded as a charge to earnings in the Consolidated Statements of Income. Declines in debt securities that are considered to be other-than-temporary are separated into (1) the amount of the total impairment related to credit loss and (2) the amount of the total impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total impairment related to all other factors is recognized in other comprehensive income.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated.

Gains and losses realized on the sale of investment securities are recorded on the trade date and determined using the specific identification basis.

Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) Stock

Park's subsidiary bank, The Park National Bank (PNB) is a member of the FHLB. Additionally, PNB is a member of the FRB. Members are required to own a certain amount of stock based on their level of borrowings and other factors and may invest in additional amounts. FHLB stock and FRB stock are classified as restricted securities and are carried at their redemption value within other investment securities on the balance sheet. Both cash and stock dividends are reported as income.

Bank Owned Life Insurance

Park has purchased life insurance policies on directors and certain key officers. Bank owned life insurance is recorded at its cash surrender value (or the amount that can be realized).

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at their fair value. Mortgage loans held for sale were $25.7 million and $11.5 million at December 31, 2012 and 2011, respectively. These amounts are included in loans on the Consolidated Balance Sheets and in the residential real estate loan segments in Notes 5 and 6. The contractual balance was $25.2 million and $11.4 million at December 31, 2012 and 2011, respectively. The gain expected upon sale was $568,000 and $182,000 at December 31, 2012 and 2011, respectively. None of these loans are 90 days or more past due or on nonaccrual status as of December 31, 2012 or 2011.

Mortgage Banking Derivatives

Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as free standing derivatives. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest on the loan is locked. The Company enters into forward commitments for the future delivery of mortgage loans when interest rate locks are entered into, in order to hedge the change in interest rates resulting from its commitments to fund the loans. Changes in the fair values of these derivatives are included in net gains on sales of loans.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff, are reported at their outstanding principal balances adjusted for any charge-offs, any deferred fees or costs on originated loans, and any unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan origination fees and costs over the loan term. Commercial loans include: (1) commercial, financial and agricultural loans; (2) commercial real estate loans; (3) those commercial loans in the real estate construction loan segment; and (4) those commercial loans in the residential real estate loan segment. Consumer loans include: (1) mortgage and installment loans included in the real estate construction segment; (2) mortgage, home equity lines of credit (HELOC), and installment loans included in the residential real estate segment; and (3) all loans included in the consumer segment.

Generally, commercial loans are placed on nonaccrual status at 90 days past due and consumer and residential mortgage loans are placed on nonaccrual status at 120 days past due. Accrued interest on these loans is considered a loss, unless the loan is well-secured and in the process of collection. Commercial loans placed on nonaccrual status are considered impaired (see Note 5 of these Notes to Consolidated Financial Statements). For loans which are on nonaccrual status, it is Park's policy to reverse interest previously accrued on the loans against interest income. Interest on such loans may be recorded on a cash basis and be included in earnings only when cash is actually received. Park's charge-off policy for commercial loans requires management to establish a specific reserve or record a charge-off as soon as it is apparent that the borrower is troubled and there is, or likely will be, a collateral shortfall related to the estimated value of the collateral securing the loan. The Company's charge-off policy for consumer loans is dependent on the class of the loan. Residential mortgage loans and HELOC are typically charged down to the value of the collateral, less estimated selling costs at 180 days past due. The charge-off policy for other consumer loans, primarily installment loans, requires a monthly review of delinquent loans and a complete charge-off for any account that reaches 120 days past due.

The delinquency status of a loan is based on contractual terms and not on how recently payments have been received. Loans are removed from nonaccrual status when loan payments have been received to cure the delinquency status, the borrower has demonstrated the ability to pay and the loan is deemed to be well-secured by management.

A description of each segment of the loan portfolio, along with the risk characteristics of each segment, is included below:

Commercial, financial and agricultural: Commercial, financial and agricultural loans are made for a wide variety of general corporate purposes, including financing for commercial and industrial businesses, financing for equipment, inventories and accounts receivable, acquisition financing and commercial leasing. The term of each commercial loan varies by its purpose. Repayment terms are structured such that commercial loans will be repaid within the economic useful life of the underlying asset. The commercial loan portfolio includes loans to a wide variety of corporations and businesses across many industrial classifications in the 28 Ohio counties and one Kentucky county where PNB operates. The primary industries represented by these customers include manufacturing, retail trade, health care and other services.

Commercial real estate: Commercial real estate ("CRE") loans include mortgage loans to developers and owners of commercial real estate. The lending policy for CRE loans is designed to address the unique risk attributes of CRE lending. The collateral for these CRE loans is the underlying commercial real estate. PNB and its divisions generally require that the CRE loan amount be no more than 85% of the purchase price or the appraised value of the commercial real estate securing the CRE loan, whichever is less. CRE loans made for each subsidiary bank's portfolio generally have a variable interest rate. A CRE loan may be made with a fixed interest rate for a term generally not exceeding five years.

Construction real estate: The Company defines construction loans as both commercial construction loans and residential construction loans where the loan proceeds are used exclusively for the improvement of real estate as to which the Company holds a mortgage. Construction loans may be in the form of a permanent loan or short-term construction loan, depending on the needs of the individual borrower. Generally, the permanent construction loans have a variable interest rate although a permanent construction loan may be made with a fixed interest rate for a term generally not exceeding five years. Short-term construction loans are made with variable interest rates. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. If the estimate of construction cost proves to be inaccurate, the PNB banking division making the loan may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value proves inaccurate, the subsidiary bank may be confronted, at or prior to the maturity of the loan, with a project having a value insufficient to assure full repayment, should the borrower default. In the event a default on a construction loan occurs and foreclosure follows, the subsidiary bank must take control of the project and attempt either to arrange for completion of construction or to dispose of the unfinished project. Additional risk exists with respect to loans made to developers who do not have a buyer for the property, as the developer may lack funds to pay the loan if the property is not sold upon completion. Park's subsidiary banks attempt to reduce such risks on loans to developers by requiring personal guarantees and reviewing current personal financial statements and tax returns as well as other projects undertaken by the developer.

Residential real estate: The Company defines residential real estate loans as first mortgages on individuals' primary residence or second mortgages of individuals' primary residence in the form of HELOCs or installment loans. Credit approval for residential real estate loans requires demonstration of sufficient income to repay the principal and interest and the real estate taxes and insurance, stability of employment, an established credit record and an appropriately appraised value of the real estate securing the loan. Each banking division generally requires that the residential real estate loan amount be no more than 80% of the purchase price or the appraised value of the real estate securing the loan, whichever is less, unless private mortgage insurance is obtained by the borrower. Loans made for each banking division's portfolio in this lending category are adjustable rate, fully amortized mortgages or 15-year, fixed rate mortgages. The rates used are generally fully-indexed rates. Park generally does not price residential loans using low introductory "teaser" rates. Home equity lines of credit are generally made as second mortgages by Park's banking divisions. The maximum amount of a home equity line of credit is generally limited to 85% of the appraised value of the property less the balance of the first mortgage.

Consumer: The Company originates direct and indirect consumer loans, primarily automobile loans and home equity based credit cards to customers in its primary market areas. Credit approval for consumer loans requires income sufficient to repay principal and interest due, stability of employment, an established credit record and sufficient collateral for secured loans. Consumer loans typically have shorter terms and lower balances with higher yields as compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower's financial stability, and thus are more likely to be affected by adverse personal circumstances.

Allowance for Loan Losses

The allowance for loan losses is that amount believed adequate to absorb probable incurred credit losses in the loan portfolio based on management's evaluation of various factors. The determination of the allowance requires significant estimates, including the timing and amounts of expected cash flows on impaired loans, consideration of current economic conditions, and historical loss experience pertaining to pools of homogeneous loans, all of which may be susceptible to change. The allowance is increased through a provision for loan losses that is charged to earnings based on management's quarterly evaluation of the factors previously mentioned and is reduced by charge-offs, net of recoveries.

The allowance for loan losses includes both (1) an estimate of loss based on historical loss experience within both commercial and consumer loan categories with similar characteristics ("statistical allocation") and (2) an estimate of loss based on an impairment analysis of each commercial loan that is considered to be impaired ("specific allocation").

In calculating the allowance for loan losses, management believes it is appropriate to utilize historical loss rates that are comparable to the current period being analyzed, giving consideration to losses experienced over a full cycle. For the historical loss factor at December 31, 2012, the Company utilized an annual loss rate ("historical loss experience"), calculated based on an average of the net charge-offs and the annual change in specific reserves for impaired commercial loans, experienced during 2009, 2010, 2011 and 2012 within the individual segments of the commercial and consumer loan categories. Management believes the 48-month historical loss experience methodology is appropriate in the current economic environment, as it captures loss rates that are comparable to the current period being analyzed. The loss factor applied to Park's consumer portfolio as of December 31, 2012 is based on the historical loss experience over the past 48 months, plus an additional judgmental reserve, increasing the total allowance for loan loss coverage in the consumer portfolio to approximately 1.52 years of historical loss. The loss coverage ratio was 1.38 years at December 31, 2011. The loss factor applied to Park's commercial portfolio as of December 31, 2012 is based on the historical loss experience over the past 48 months, plus additional reserves for consideration of (1) a loss emergence period factor, (2) a loss migration factor and (3) a judgmental or environmental loss factor. These additional reserves increased the total allowance for loan loss coverage in the commercial portfolio to approximately 2.59 years of historical loss. The loss coverage ratio was 2.80 years at December 31, 2011. Park's commercial loans are individually risk graded. If loan downgrades occur, the probability of default increases, and accordingly management allocates a higher percentage reserve to those accruing commercial loans graded special mention and substandard.

The judgmental increases discussed above incorporate management's evaluation of the impact of environmental qualitative factors which pose additional risks and assign a component of the allowance for loan losses in consideration of these factors. Such environmental factors include: national and local economic trends and conditions; experience, ability and depth of lending management and staff; effects of any changes in lending policies and procedures; and levels of, and trends in, consumer bankruptcies, delinquencies, impaired loans and charge-offs and recoveries.

U.S. GAAP require a specific allocation to be established as a component of the allowance for loan losses for certain loans when it is probable that all amounts due pursuant to the contractual terms of the loans will not be collected, and the recorded investment in the loans exceeds their measure of impairment. Management considers the following related to commercial loans when determining if a loan should be considered impaired: (1) current debt service coverage levels of the borrowing entity; (2) payment history over the most recent 12-month period; (3) other signs of deterioration in the borrower's financial situation, such as changes in beacon scores; and (4) consideration of the current collateral supporting the loan. The recorded investment is the carrying balance of the loan, plus accrued interest receivable, both as of the end of the year. Impairment is measured using either the present value of expected future cash flows based upon the initial effective interest rate on the loan, the observable market price of the loan or the fair value of the collateral. If a loan is considered to be collateral dependent, the fair value of collateral, less estimated selling costs, is used to measure impairment.

Troubled Debt Restructuring (TDRs)

Management classifies loans as TDRs when a borrower is experiencing financial difficulties and Park has granted a concession. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company's internal underwriting policy. Management's policy is to modify loans by extending the term or by granting a temporary or permanent contractual interest rate below the market rate, not by forgiving debt. TDRs are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral.

Income Recognition

Income earned by the Corporation and its subsidiaries is recognized on the accrual basis of accounting, except for nonaccrual loans as previously discussed, and late charges on loans which are recognized as income when they are collected.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is generally provided on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the remaining lease period or the estimated useful lives of the improvements. Upon the sale or other disposal of an asset, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized. Maintenance and repairs are charged to expense as incurred while renewals and improvements that extend the useful life of an asset are capitalized. Premises and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be recoverable.

The range of depreciable lives over which premises and equipment are being depreciated are:

Buildings	5 to 50 Years
Equipment, furniture and fixtures	3 to 20 Years
Leasehold improvements	1 to 10 Years

Buildings that are currently placed in service are depreciated over 30 years. Equipment, furniture and fixtures that are currently placed in service are depreciated over 3 to 12 years. Leasehold improvements are depreciated over the lives of the related leases which range from 1 to 10 years.

Other Real Estate Owned (OREO)

OREO is recorded at fair value less anticipated selling costs (net realizable value) and consists of property acquired through foreclosure and real estate held for sale. If the net realizable value is below the carrying value of the loan at the date of transfer, the difference is charged to the allowance for loan losses. Subsequent declines in the value of real estate are classified as OREO devaluations, are reported as adjustments to the carrying amount of OREO and are expensed within "other income." In certain circumstances where management believes the devaluation may not be permanent in nature, Park utilizes a valuation allowance to record OREO devaluations, which is also expensed through "other income". Costs relating to development and improvement of such properties are capitalized (not in excess of fair value less estimated costs to sell) and costs relating to holding the properties are charged to other expense.

Mortgage Loan Servicing Rights

When Park sells mortgage loans with servicing rights retained, servicing rights are recorded at an amount not to exceed fair value with the income statement effect recorded in gains on sale of loans. Capitalized servicing rights are amortized in proportion to and over the period of estimated future servicing income of the underlying loan and is included within "other service income."

Mortgage servicing rights are assessed for impairment periodically, based on fair value, with any impairment recognized through a valuation allowance. The fair value of mortgage servicing rights is determined by discounting estimated future cash flows from the servicing assets, using market discount rates and expected future prepayment rates. In order to calculate fair value, the sold loan portfolio is stratified into homogeneous pools of like categories. (See Note 20 of these Notes to Consolidated Financial Statements.)

Fees received for servicing mortgage loans owned by investors are based on a percentage of the outstanding monthly principal balance of such loans and are included in income as loan payments are received. The cost of servicing loans is charged to expense as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over net identifiable tangible and intangible assets acquired in a purchase business combination. Other intangible assets represent purchased assets that have no physical property but represent some future economic benefit to their owner and are capable of being sold or exchanged on their own or in combination with a related asset or liability.

Goodwill and indefinite-lived intangible assets are not amortized to expense, but are subject to impairment tests annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with definitive useful lives (such as core deposit intangibles) are amortized to expense over their estimated useful lives.

Management considers several factors when performing the annual impairment tests on goodwill. The factors considered include the operating results for the particular Park segment for the past year and the operating results budgeted for the current year (including multi-year projections), the deposit and loan totals of the Park segment and the economic conditions in the markets served by the Park segment.

The following table reflects the activity in goodwill and other intangible assets for the years 2012, 2011 and 2010.

(In thousands)	Goodwill	Core Deposit Intangibles	Total
December 31, 2009	$ 72,334	$ 9,465	$ 81,799
Amortization	—	(3,422)	(3,422)
December 31, 2010	$ 72,334	$ 6,043	$ 78,377
Amortization	—	(3,534)	(3,534)
December 31, 2011	**$ 72,334**	**$ 2,509**	**$ 74,843**
Amortization	**—**	**(2,172)**	**(2,172)**
December 31, 2012	**$ 72,334**	**$ 337**	**$ 72,671**

U.S. GAAP requires a company to perform an impairment test on goodwill annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, by assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing these events or circumstances, it is concluded that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. If the carrying amount of the goodwill exceeds the fair value, an impairment charge must be recorded in an amount equal to the excess.

Park evaluates goodwill for impairment on April 1 of each year, with financial data as of March 31. Based on the analysis performed as of April 1, 2012, the Company determined that goodwill for Park's subsidiary bank, PNB, was not impaired.

Goodwill and other intangible assets (as shown on the Consolidated Balance Sheets) totaled $72.7 million at December 31, 2012, $74.8 million at December 31, 2011 and $78.4 million at December 31, 2010.

The core deposit intangibles are being amortized to expense principally on the straight-line method, over a period of six years. The amortization period for the core deposit intangibles related to Vision Bank was accelerated in the 4th quarter of 2011 and 1st quarter of 2012 due to the pending sale of the Vision Bank business to Centennial Bank. (See Note 3 of these Notes to Consolidated Financial Statements for details on the sale of the Vision Bank business.) Core deposit intangible amortization expense was $2.2 million in 2012, $3.5 million in 2011 and $3.4 million in 2010.

The accumulated amortization of core deposit intangibles was $21.8 million as of December 31, 2012 and $19.6 million at December 31, 2011. The expected core deposit intangible amortization expense for each of the next five years is as follows:

(In thousands)	
2013	$337
2014	—
2015	—
2016	—
2017	—
Total	**$337**

Consolidated Statement of Cash Flows

Cash and cash equivalents include cash and cash items, amounts due from banks and money market instruments. Generally, money market instruments are purchased and sold for one-day periods.

Net cash provided by operating activities reflects cash payments as follows:

December 31, (In thousands)	2012	2011	2010
Interest paid on deposits and other borrowings	**$51,877**	$59,552	$74,680
Income taxes paid	**7,000**	17,700	24,600

Non-cash Items

Non-cash items included in cash provided by operating activities:

December 31, (In thousands)	2012	2011	2010
Transfers to OREO	**$23,634**	$36,209	$35,507

Loss Contingencies and Guarantees

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Income Taxes

The Corporation accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. To the extent that Park does not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is recorded. All positive and negative evidence is reviewed when determining how much of a valuation allowance is recognized on a quarterly basis. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is "more-likely-than-not" that the tax position would be sustained in a tax examination being presumed to occur. The benefit recognized for a tax position that meets the "more-likely-than-not" criteria is measured based on the largest benefit that is more than 50 percent likely to be realized, taking into consideration the amounts and probabilities of the outcome upon settlement. For tax positions not meeting the "more-likely-than-not" test, no tax benefit is recorded. Park recognizes any interest and penalties related to income tax matters in income tax expense.

Treasury Shares

The purchase of Park's common shares is recorded at cost. At the date of retirement or subsequent reissuance, the treasury shares account is reduced by the weighted average cost of the common shares retired or reissued.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, changes in the funded status of the Company's Defined Benefit Pension Plan, and the unrealized net holding gains and losses on the cash flow hedge, which are also recognized as separate components of equity.

Stock Based Compensation

Compensation cost is recognized for stock options and stock awards issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of Park's common shares at the date of grant is used for stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. Park did not grant any stock options during 2012, 2011 or 2010. No stock options vested in 2012, 2011 or 2010. Park granted 6,120 common shares to its directors in 2012 and 7,020 in 2011 and 2010.

Loan Commitments and Related Financial Instruments
Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Derivative Instruments
At the inception of a derivative contract, the Company designates the derivative as one of three types based on the Company's intentions and belief as to likely effectiveness as a hedge. These three types are: (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"); (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (3) an instrument with no hedging designation ("stand-alone derivative"). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in current earnings as fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For both types of hedges, changes in the fair value of derivatives that are not highly effective in hedging the changes in fair value or expected cash flows of the hedged item are recognized immediately in current earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, as non-interest income.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as non-interest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods in which the hedged transactions will affect earnings.

Fair Value Measurement
Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 21 of these Notes to Consolidated Financial Statements. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Transfers of Financial Assets
Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Retirement Plans
Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Earnings Per Common Share
Basic earnings per common share is net income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options, warrants and convertible securities. Earnings and dividends per common share are restated for any stock splits and stock dividends through the date of issuance of the consolidated financial statements.

Operating Segments
Prior to February 16, 2012, the operating segments for the Corporation were its two chartered bank subsidiaries, PNB (headquartered in Newark, Ohio) and Vision Bank ("Vision" or "VB") (headquartered in Panama City, Florida). On February 16, 2012, Vision sold certain assets and liabilities to Centennial Bank (see Note 3 of these Notes to Consolidated Financial Statements). Promptly following the closing of the transaction, Vision surrendered its Florida banking charter to the Florida Office of Financial Regulation and became a non-bank Florida corporation (the "Florida Corporation"). The Florida Corporation merged with and into a wholly-owned non-bank subsidiary of Park, SE Property Holdings, LLC ("SEPH"), with SEPH being the surviving entity. The closing of this transaction prompted Park to add SEPH as a reportable segment. Additionally, due to the increased significance of the entity, Guardian Financial Services Company ("GFSC") was added as a reportable segment in the first quarter of 2012.

Adoption of New Accounting Pronouncements
No. 2011-04 – Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirement in U.S. GAAP and IFRSs: In May 2011, FASB issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirement in U.S. GAAP and IFRSs* (ASU 2011-04). The new guidance in this ASU results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Certain amendments clarify FASB's intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. These amendments also enhance disclosure requirements surrounding fair value measurement. Most significantly, an entity is required to disclose additional information regarding Level 3 fair value measurements including quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. The new guidance became effective for interim and annual periods beginning on or after December 15, 2011. The adoption of the new guidance on January 1, 2012 impacted the fair value disclosures in Note 21.

No. 2011-05 – Presentation of Comprehensive Income: In June 2011, FASB issued Accounting Standards Update 2011-05, *Presentation of Comprehensive Income* (ASU 2011-05). The ASU eliminates the option to report other comprehensive income and its components in the statement of changes in equity. An entity can elect to present the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income, when an item of other comprehensive income must be reclassified to net income, or how earnings per share is calculated or presented. The new guidance became effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and must be applied retrospectively. The adoption of the new guidance impacted the presentation of the consolidated financial statements.

No. 2011-08 – Intangibles – Goodwill and Other: In September 2011, FASB issued *Accounting Standards Update 2011-08, Intangibles – Goodwill and Other* (ASU 2011-08). The ASU allows an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The new guidance became effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this guidance did not have an impact on the consolidated financial statements.

No. 2011-12 Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05: In December 2011, FASB issued *Accounting Standards Update 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* (ASU 2011-12). This ASU defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. Entities are to continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. The other requirements in ASU 2011-05 were not affected by this ASU. Further guidance surrounding the reclassification of items out of accumulated other comprehensive income was provided by FASB in ASU 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.*

No. 2012-02 Testing Indefinite-Lived Intangible Assets for Impairment: In July 2012, FASB issued *Accounting Standards Update 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment* (ASU 2012-02). The ASU allows an entity to first assess qualitative factors to determine whether the existence of events or circumstances indicate that it is more likely than not that the indefinite-lived intangible asset is impaired. The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this guidance is not expected to have an impact on the consolidated financial statements.

No. 2013-02 Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income: In February 2013, FASB issued *Accounting Standards Update 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* (ASU 2013-02). The ASU requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about these amounts. The new guidance is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance is expected to impact financial statement disclosures.

2. ORGANIZATION

Park National Corporation is a bank holding company headquartered in Newark, Ohio. Through its banking subsidiary, PNB, Park is engaged in a general commercial banking and trust business, primarily in Ohio. PNB operates through eleven banking divisions with the Park National Division headquartered in Newark, Ohio, the Fairfield National Division headquartered in Lancaster, Ohio, The Park National Bank of Southwest Ohio & Northern Kentucky Division headquartered in Cincinnati, Ohio, the First-Knox National Division headquartered in Mount Vernon, Ohio, the Farmers and Savings Division headquartered in Loudonville, Ohio, the Security National Division headquartered in Springfield, Ohio, the Unity National Division headquartered in Piqua, Ohio, the Richland Bank Division headquartered in Mansfield, Ohio, the Century National Division headquartered in Zanesville, Ohio, the United Bank Division headquartered in Bucyrus, Ohio and the Second National Division headquartered in Greenville, Ohio. A wholly-owned subsidiary of Park, Guardian Financial Services Company ("GFSC") began operating in May 1999. GFSC is a consumer finance company located in Central Ohio.

Through February 16, 2012, Park operated a second banking subsidiary, Vision Bank, which was engaged in a general commercial banking business, primarily in Baldwin County, Alabama and the panhandle of Florida. VB operated through two banking divisions with the Vision Bank Florida Division headquartered in Panama City, Florida and the Vision Bank Alabama Division headquartered in Gulf Shores, Alabama. Promptly following the sale of the Vision business to Centennial, Vision surrendered its Florida banking charter to the Florida Office of Financial Regulation and became a non-bank Florida corporation. The Florida Corporation merged with and into a wholly-owned, non-bank subsidiary of Park, SEPH, with SEPH being the surviving entity. SEPH holds the remaining assets and liabilities retained by Vision subsequent to the sale. SEPH also holds other real estate owned ("OREO") that had previously been transferred to SEPH from Vision. SEPH's assets consist primarily of performing and nonperforming loans and other real estate owned ("OREO"). This segment represents a run off portfolio of the legacy Vision assets.

All of the Ohio-based banking divisions provide the following principal services: the acceptance of deposits for demand, savings and time accounts; commercial, industrial, consumer and real estate lending, including installment loans, credit cards, home equity lines of credit, commercial leasing; trust services; cash management; safe deposit operations; electronic funds transfers and a variety of additional banking-related services. VB, with its two banking divisions, through February 16, 2012, provided the services mentioned above, with the exception of commercial leasing. See Note 23 of these Notes to Consolidated Financial Statements for financial information on the Corporation's operating segments.

3. SALE OF VISION BANK BUSINESS

On February 16, 2012, Park and its wholly-owned subsidiary, Vision Bank, a Florida state-chartered bank, completed their sale of substantially all of the performing loans, operating assets and liabilities associated with Vision to Centennial Bank ("Centennial"), an Arkansas state-chartered bank which is a wholly-owned subsidiary of Home BancShares, Inc. ("Home"), an Arkansas corporation, as contemplated by the previously announced Purchase and Assumption Agreement by and between Park, Vision, Home and Centennial, dated as of November 16, 2011, as amended by the First Amendment to Purchase and Assumption Agreement, dated as of January 25, 2012, and the Second Amendment to Purchase and Assumption Agreement, dated as of April 30, 2012 (the "Agreement") for a purchase price of $27.9 million.

The assets purchased and liabilities assumed by Centennial as of February 16, 2012, included the following:

(In thousands)	February 16, 2012
Assets sold	
Cash and due from banks	$ 20,711
Loans	355,750
Allowance for loan losses	(13,100)
Net loans	342,650
Fixed assets	12,496
Other assets	4,612
Total assets sold	$380,469
Liabilities sold	
Deposits	$522,856
Other liabilities	2,049
Total liabilities sold	$524,905

Subsequent to the transactions contemplated by the Agreement, Vision was left with approximately $22 million of performing loans (including mortgage loans held for sale) and non-performing loans with a fair value of $88 million. Park recorded a pre-tax gain, net of expenses directly related to the sale, of approximately $22.2 million, resulting from the transactions contemplated by the Agreement. The pre-tax gain, net of expense is summarized in the table below:

(In thousands)	
Premium paid	$27,913
One-time gains	298
Loss on sale of fixed assets	(2,434)
Employment and severance agreements	(1,610)
Other one-time charges, including estimates	(2,000)
Pre-tax gain	$22,167

Promptly following the closing of the transactions contemplated by the Agreement, Vision surrendered its Florida banking charter to the Florida Office of Financial Regulation and became a non-bank Florida corporation (the "Florida Corporation"). The Florida Corporation merged with and into a wholly-owned, non-bank subsidiary of Park, SE Property Holdings, LLC ("SEPH"), with SEPH being the surviving entity.

As part of the transaction between Vision and Centennial, Park agreed to allow Centennial to "put back" up to $7.5 million aggregate principal amount of loans, which were originally included within the loans sold in the transaction. The loan put option expired on August 16, 2012, 180 days after the closing of the transaction, which was February 16, 2012. Prior to August 16, 2012, Centennial notified Park of its intent to put back approximately $7.5 million. Through December 31, 2012, Centennial had put back forty-four loans, totaling approximately $7.5 million. These forty-four loans were recorded on the books at a fair value of $4.2 million. The difference of $3.3 million was written off against the loan put liability that had previously been established in the first half of 2012.

The balance sheet of SEPH as of December 31, 2012 and March 31, 2012 was as follows:

(In thousands)	December 31, 2012	March 31, 2012 (unaudited)
Assets:		
Cash	$ 7,444	$ 16,049
Performing loans	3,886	16,123
Nonperforming loans	55,292	82,326
OREO	21,003	28,578
Other assets	16,803	18,417
Total assets	$104,428	$161,493
Liabilities and equity:		
Intercompany borrowings	$ 93,000	$140,000
Other liabilities	838	4,623
Equity	10,590	16,870
Total liabilities and equity	$104,428	$161,493

4. INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are shown in the following table. Management performs a quarterly evaluation of investment securities for any other-than-temporary impairment.

During 2012, there were $54,000 in investment securities deemed to be other-than-temporarily impaired, related to an equity investment in a financial institution. During 2011, there were no investment securities deemed to be other-than-temporarily impaired. During 2010, Park recognized an other-than-temporary impairment charge of $23,000, related to an equity investment in a financial institution.

Investment securities at December 31, 2012 were as follows:

(In thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
2012:				
Securities Available-for-Sale				
Obligations of U.S. Treasury and other U.S. Government sponsored entities	$ 695,655	$ 1,352	$1,280	$ 695,727
Obligations of states and political subdivisions	984	19	—	1,003
U.S. Government sponsored entities' asset-backed securities	401,882	14,067	447	415,502
Other equity securities	1,137	1,085	—	2,222
Total	$1,099,658	$16,523	$1,727	$1,114,454
2012:				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$ 570	$ 2	$ —	$ 572
U.S. Government sponsored entities' asset-backed securities	400,820	9,351	38	410,133
Total	$ 401,390	$ 9,353	$ 38	$ 410,705

Park's U.S. Government sponsored entity asset-backed securities consisted of 15-year mortgage-backed securities and collateralized mortgage obligations (CMOs). At December 31, 2012, the amortized cost of Park's available-for-sale and held-to-maturity mortgage-backed securities was $277.8 million and $0.1 million, respectively. At December 31, 2012, the amortized cost of Park's available-for-sale and held-to-maturity CMOs was $124.1 million and $400.7 million, respectively.

Other investment securities (as shown on the Consolidated Balance Sheets) consist of stock investments in the Federal Home Loan Bank ("FHLB") and the Federal Reserve Bank ("FRB"). These restricted stock investments are carried at their redemption value. Park owned $59.0 million of FHLB stock and $6.9 million of FRB stock at December 31, 2012. Park owned $60.7 million of FHLB stock and $6.9 million of FRB stock at December 31, 2011.

Management does not believe any individual unrealized loss as of December 31, 2012 or December 31, 2011, represents other-than-temporary impairment. The unrealized losses on debt securities are primarily the result of interest rate changes. These conditions will not prohibit Park from receiving its contractual principal and interest payments on these debt securities. The fair value of these debt securities is expected to recover as payments are received on these securities and they approach maturity. Should the impairment of any of these securities become other-than-temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table provides detail on investment securities with unrealized losses aggregated by investment category and length of time the individual securities had been in a continuous loss position at December 31, 2012:

	Less than 12 Months		12 Months or Longer		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2012:						
Securities Available-for-Sale						
Obligations of U.S. Treasury and other U.S. Government sponsored entities	$177,470	$1,280	$ —	$ —	$177,470	$1,280
U.S. Government sponsored entities' asset-backed securities	123,631	447	—	—	123,631	447
Total	$301,101	$1,727	$ —	$ —	$301,101	$1,727
2012:						
Securities Held-to-Maturity						
U.S. Government sponsored entities' asset-backed securities	$10,120	$ 38	$ —	$ —	$ 10,120	$ 38

Investment securities at December 31, 2011 were as follows:

(In thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
2011:				
Securities Available-for-Sale				
Obligations of U.S. Treasury and other U.S. Government sponsored entities	$ 370,043	$ 1,614	$—	$371,657
Obligations of states and political subdivisions	2,616	44	—	2,660
U.S. Government sponsored entities' asset-backed securities	427,300	16,995	—	444,295
Other equity securities	1,188	877	32	2,033
Total	$ 801,147	$19,530	$ 32	$820,645
2011:				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$ 1,992	$ 5	$—	$ 1,997
U.S. Government sponsored entities' asset-backed securities	818,232	14,377	32	832,577
Total	$ 820,224	$14,382	$ 32	$834,574

The following table provides detail on investment securities with unrealized losses aggregated by investment category and length of time the individual securities had been in a continuous loss position at December 31, 2011:

	Less than 12 Months		12 Months or Longer		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2011:						
Securities Available-for-Sale						
Other equity securities	$ —	$ —	$ 80	$32	$ 80	$32
2011:						
Securities Held-to-Maturity						
U.S. Government sponsored entities' asset-backed securities	$ —	$ —	$38,775	$32	$38,775	$32

The amortized cost and estimated fair value of investments in debt securities at December 31, 2012, are shown in the following table by contractual maturity or the expected call date, except for asset-backed securities, which are shown as a single total, due to the unpredictability of the timing in principal repayments.

(In thousands)	Amortized Cost	Estimated Fair Value
Securities Available-for-Sale		
U.S. Treasury and other U.S. Government sponsored entities' notes:		
Due within one year	$516,905	$518,257
Due one through five years	123,750	122,912
Due five through ten years	55,000	54,558
Total	$695,655	$695,727
Obligations of states and political subdivisions:		
Due within one year	$ 984	$ 1,003
Total	$ 984	$ 1,003
U.S. Government sponsored entities' asset-backed securities:		
Total	$401,882	$415,502
Securities Held-to-Maturity		
Obligations of states and political subdivisions:		
Due within one year	$ 570	$ 572
Total	$ 570	$ 572
U.S. Government sponsored entities' asset-backed securities:		
Total	$400,820	$410,133

Approximately $695.7 million of Park's securities shown in the above table as U.S. Treasury and other U.S. Government sponsored entities' notes are callable notes. These callable securities have a final maturity of 9 to 15 years, but are shown in the table at their expected call date.

Investment securities having a book value of $1,364 million and $1,548 million at December 31, 2012 and 2011, respectively, were pledged to collateralize government and trust department deposits in accordance with federal and state requirements, to secure repurchase agreements sold and as collateral for Federal Home Loan Bank (FHLB) advance borrowings.

At December 31, 2012, $655 million was pledged for government and trust department deposits, $667 million was pledged to secure repurchase agreements and $41 million was pledged as collateral for FHLB advance borrowings. At December 31, 2011, $813 million was pledged for government and trust department deposits, $669 million was pledged to secure repurchase agreements and $66 million was pledged as collateral for FHLB advance borrowings.

At December 31, 2012, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

During 2012, Park had no sales of investment securities. During 2011, Park received proceeds from the sale of investment securities of $610.0 million, realizing a pre-tax gain of $28.8 million ($18.7 million after-tax). Certain of the investment securities sold in 2011 included all investment securities (AFS and HTM) held by Vision, which were sold in preparation of the sale of the business to Centennial. There were no HTM securities sold by PNB in 2011. During 2010, Park sold $460.2 million of U.S. Government sponsored entity mortgage-backed securities, realizing a pre-tax gain of $11.9 million ($7.7 million after-tax). No gross losses were realized in 2012, 2011 or 2010.

5. LOANS

The composition of the loan portfolio, by class of loan, as of December 31, 2012 and December 31, 2011 was as follows:

(In thousands)	Loan Balance	Accrued Interest Receivable	Recorded Investment
2012:			
Commercial, financial and agricultural*	**$ 823,927**	**$ 2,976**	**$ 826,903**
Commercial real estate*	**1,092,164**	**3,839**	**1,096,003**
Construction real estate:			
SEPH commercial land and development*	**15,105**	**37**	**15,142**
Remaining commercial	**115,473**	**331**	**115,804**
Mortgage	**26,373**	**81**	**26,454**
Installment	**8,577**	**33**	**8,610**
Residential real estate:			
Commercial	**392,203**	**959**	**393,162**
Mortgage	**1,064,787**	**1,399**	**1,066,186**
HELOC	**212,905**	**892**	**213,797**
Installment	**43,750**	**176**	**43,926**
Consumer	**651,930**	**2,835**	**654,765**
Leases	**3,128**	**29**	**3,157**
Total loans	**$4,450,322**	**$13,587**	**$4,463,909**
2011:			
Commercial, financial and agricultural*	$ 743,797	$ 3,121	$ 746,918
Commercial real estate*	1,108,574	4,235	1,112,809
Construction real estate:			
Vision commercial land and development*	31,603	31	31,634
Remaining commercial	156,053	394	156,447
Mortgage	20,039	64	20,103
Installment	9,851	61	9,912
Residential real estate:			
Commercial	395,824	1,105	396,929
Mortgage	953,758	1,522	955,280
HELOC	227,682	942	228,624
Installment	51,354	236	51,590
Consumer	616,505	2,930	619,435
Leases	2,059	43	2,102
Total loans	$4,317,099	$14,684	$4,331,783

*Included within commercial, financial and agricultural loans, commercial real estate loans, and SEPH/Vision commercial land and development loans are an immaterial amount of consumer loans that are not broken out by class.

Loans are shown net of deferred origination fees, costs and unearned income of $6.7 million at December 31, 2012 and $6.8 million at December 31, 2011, which is a net deferred income position in both years.

Overdrawn deposit accounts of $3.0 million and $3.6 million have been reclassified to loans at December 31, 2012 and 2011, respectively.

Credit Quality

The following table presents the recorded investment in nonaccrual, accruing restructured, and loans past due 90 days or more and still accruing by class of loan as of December 31, 2012 and December 31, 2011:

(In thousands)	Nonaccrual Loans	Accruing Restructured Loans	Loans Past Due 90 Days or More and Accruing	Total Nonperforming Loans
2012:				
Commercial, financial and agricultural	**$ 17,324**	**$ 5,277**	**$ 37**	**$ 22,638**
Commercial real estate	**40,983**	**3,295**	**1,007**	**45,285**
Construction real estate:				
SEPH commercial land and development	**13,939**	**—**	**—**	**13,939**
Remaining commercial	**14,977**	**6,597**	**—**	**21,574**
Mortgage	**158**	**100**	**—**	**258**
Installment	**149**	**175**	**—**	**324**
Residential real estate:				
Commercial	**33,961**	**1,661**	**94**	**35,716**
Mortgage	**28,260**	**9,425**	**950**	**38,635**
HELOC	**1,689**	**736**	**—**	**2,425**
Installment	**1,670**	**780**	**54**	**2,504**
Consumer	**2,426**	**1,900**	**888**	**5,214**
Total loans	**$155,536**	**$29,946**	**$3,030**	**$188,512**
2011:				
Commercial, financial and agricultural	$ 37,797	$ 2,848	$ —	$ 40,645
Commercial real estate	43,704	8,274	—	51,978
Construction real estate:				
Vision commercial land and development	25,761	—	—	25,761
Remaining commercial	14,021	11,891	—	25,912
Mortgage	66	—	—	66
Installment	30	—	—	30
Residential real estate:				
Commercial	43,461	815	—	44,276
Mortgage	25,201	4,757	2,610	32,568
HELOC	1,412	—	—	1,412
Installment	1,777	98	58	1,933
Consumer	1,876	—	893	2,769
Total loans	$195,106	$28,683	$3,561	$227,350

The following table provides additional information regarding those nonaccrual and accruing restructured loans that are individually evaluated for impairment and those collectively evaluated for impairment as of December 31, 2012 and December 31, 2011.

(In thousands)	Nonaccrual and Accruing Restructured Loans	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated for Impairment
2012:			
Commercial, financial and agricultural	**$ 22,601**	**$ 22,587**	**$ 14**
Commercial real estate	**44,278**	**44,278**	**—**
Construction real estate:			
SEPH commercial land and development	**13,939**	**13,260**	**679**
Remaining commercial	**21,574**	**21,574**	**—**
Mortgage	**258**	**—**	**258**
Installment	**324**	**—**	**324**
Residential real estate:			
Commercial	**35,622**	**35,622**	**—**
Mortgage	**37,685**	**—**	**37,685**
HELOC	**2,425**	**—**	**2,425**
Installment	**2,450**	**—**	**2,450**
Consumer	**4,326**	**18**	**4,308**
Total loans	**$185,482**	**$137,339**	**$48,143**

(In thousands)	Nonaccrual and Accruing Restructured Loans	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated for Impairment
2011:			
Commercial, financial and agricultural	$ 40,645	$ 40,621	$ 24
Commercial real estate	51,978	51,978	—
Construction real estate:			
Vision commercial land and development	25,761	24,328	1,433
Remaining commercial	25,912	25,912	—
Mortgage	66	—	66
Installment	30	—	30
Residential real estate:			
Commercial	44,276	44,276	—
Mortgage	29,958	—	29,958
HELOC	1,412	—	1,412
Installment	1,875	—	1,875
Consumer	1,876	20	1,856
Total loans	$223,789	$187,135	$36,654

All of the loans individually evaluated for impairment were evaluated using the fair value of the collateral or present value of expected future cash flows as the measurement method.

The following table presents loans individually evaluated for impairment by class of loan as of December 31, 2012 and December 31, 2011.

(In thousands)	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
2012:			
With no related allowance recorded			
Commercial, financial and agricultural	**$ 23,782**	**$ 14,683**	**$ —**
Commercial real estate	**56,258**	**35,097**	**—**
Construction real estate:			
SEPH commercial land and development	**56,075**	**12,740**	**—**
Remaining commercial	**29,328**	**14,093**	**—**
Residential real estate:			
Commercial	**39,918**	**31,957**	**—**
Consumer	**18**	**18**	**—**
With an allowance recorded			
Commercial, financial and agricultural	**12,268**	**7,904**	**3,180**
Commercial real estate	**11,412**	**9,181**	**1,540**
Construction real estate:			
SEPH commercial land and development	**1,271**	**520**	**—**
Remaining commercial	**8,071**	**7,481**	**2,277**
Residential real estate:			
Commercial	**3,944**	**3,665**	**1,279**
Consumer	**—**	**—**	**—**
Total	**$242,345**	**$137,339**	**$ 8,276**
2011:			
With no related allowance recorded			
Commercial, financial and agricultural	$ 23,164	$ 18,098	$ —
Commercial real estate	58,242	41,506	—
Construction real estate:			
Vision commercial land and development	54,032	17,786	—
Remaining commercial	33,319	18,372	—
Residential real estate:			
Commercial	49,341	38,686	—
Consumer	—	—	—
With an allowance recorded			
Commercial, financial and agricultural	23,719	22,523	5,819
Commercial real estate	12,183	10,472	4,431
Construction real estate:			
Vision commercial land and development	20,775	6,542	1,540
Remaining commercial	9,711	7,540	1,874
Residential real estate:			
Commercial	6,402	5,590	2,271
Consumer	20	20	—
Total	$290,908	$187,135	$15,935

Management's general practice is to proactively charge down loans individually evaluated for impairment to the fair value of the underlying collateral. At December 31, 2012 and December 31, 2011, there were $96.9 million and $83.7 million, respectively, in partial charge-offs on loans individually evaluated for impairment with no related allowance recorded and $8.2 million and $20.1 million, respectively, of partial charge-offs on loans individually evaluated for impairment that also had a specific reserve allocated.

The allowance for loan losses included specific reserves related to loans individually evaluated for impairment at December 31, 2012 and 2011, of $8.3 million and $15.9 million, respectively. These loans had a recorded investment as of December 31, 2012 and 2011 of $28.8 million and $52.7 million, respectively.

The average balance of loans individually evaluated for impairment was $164.2 million, $214.0 million, and $210.4 million for 2012, 2011, and 2010, respectively.

Interest income on loans individually evaluated for impairment is recognized on a cash basis. The following tables present the average recorded investment and interest income recognized on loans individually evaluated for impairment for the years ended December 31, 2012 and 2011.

(In thousands)	Recorded Investment as of December 31, 2012	Year ended December 31, 2012 Average Recorded Investment	Interest Income Recognized
Commercial, financial and agricultural	**$ 22,587**	**$ 35,305**	**$ 529**
Commercial real estate	**44,278**	**44,541**	**968**
Construction real estate:			
SEPH commercial land and development	**13,260**	**17,277**	**—**
Remaining commercial	**21,574**	**27,774**	**818**
Residential real estate:			
Commercial	**35,622**	**39,248**	**497**
Consumer	**18**	**19**	**1**
Total	**$137,339**	**$164,164**	**$2,813**

(In thousands)	Recorded Investment as of December 31, 2011	Year ended December 31, 2011 Average Recorded Investment	Interest Income Recognized
Commercial, financial and agricultural	$ 40,621	$ 23,518	$ 209
Commercial real estate	51,978	49,927	829
Construction real estate:			
Vision commercial land and development	24,328	58,792	—
Remaining commercial	25,912	29,152	339
Residential real estate:			
Commercial	44,276	52,640	214
Consumer	20	16	1
Total	$187,135	$214,045	$1,592

For the year ended December 31, 2010, the Corporation recognized a net reversal to interest income for $1.3 million, consisting of $948,000 in interest recognized at PNB and $2.2 million in interest reversed at Vision, on loans that were individually evaluated for impairment as of the end of the year.

The following table presents the aging of the recorded investment in past due loans as of December 31, 2012 and December 31, 2011 by class of loan.

(In thousands)	Accruing Loans Past Due 30–89 Days	Past Due Nonaccrual Loans and Loans Past Due 90 Days or More and Accruing*	Total Past Due	Total Current	Total Recorded Investment
December 31, 2012:					
Commercial, financial and agricultural	$ 6,251	$11,811	$ 18,062	$ 808,841	$ 826,903
Commercial real estate	2,212	26,355	28,567	1,067,436	1,096,003
Construction real estate:					
SEPH commercial land and development	686	11,314	12,000	3,142	15,142
Remaining commercial	3,652	5,838	9,490	106,314	115,804
Mortgage	171	85	256	26,198	26,454
Installment	135	40	175	8,435	8,610
Residential real estate:					
Commercial	1,163	5,917	7,080	386,082	393,162
Mortgage	11,948	17,370	29,318	1,036,868	1,066,186
HELOC	620	309	929	212,868	213,797
Installment	563	787	1,350	42,576	43,926
Consumer	12,924	2,688	15,612	639,153	654,765
Leases	—	—	—	3,157	3,157
Total loans	**$40,325**	**$82,514**	**$122,839**	**$4,341,070**	**$4,463,909**

*Includes $3.0 million of loans past due 90 days or more and accruing. The remaining are past due, nonaccrual loans.

(In thousands)	Accruing Loans Past Due 30–89 Days	Past Due Nonaccrual Loans and Loans Past Due 90 Days or More and Accruing*	Total Past Due	Total Current	Total Recorded Investment
December 31, 2011:					
Commercial, financial and agricultural	$ 3,106	$11,308	$ 14,414	$ 732,504	$ 746,918
Commercial real estate	2,632	21,798	24,430	1,088,379	1,112,809
Construction real estate:					
Vision commercial land and development	—	19,235	19,235	12,399	31,634
Remaining commercial	99	7,839	7,938	148,509	156,447
Mortgage	76	—	76	20,027	20,103
Installment	421	8	429	9,483	9,912
Residential real estate:					
Commercial	1,545	10,097	11,642	385,287	396,929
Mortgage	15,879	20,614	36,493	918,787	955,280
HELOC	1,015	436	1,451	227,173	228,624
Installment	1,549	1,136	2,685	48,905	51,590
Consumer	11,195	2,192	13,387	606,048	619,435
Leases	—	—	—	2,102	2,102
Total loans	$37,517	$94,663	$132,180	$4,199,603	$4,331,783

*Includes $3.6 million of loans past due 90 days or more and accruing. The remaining are past due, nonaccrual loans.

Credit Quality Indicators

Management utilizes past due information as a credit quality indicator across the loan portfolio. Past due information as of December 31, 2012 and December 31, 2011 is included in the tables above. The past due information is the primary credit quality indicator within the following classes of loans: (1) mortgage loans and installment loans in the construction real estate segment; (2) mortgage loans, HELOC and installment loans in the residential real estate segment; and (3) consumer loans. The primary credit indicator for commercial loans is based on an internal grading system that grades all commercial loans from 1 to 8. Credit grades are continuously monitored by the respective loan officer and adjustments are made when appropriate. A grade of 1 indicates little or no credit risk and a grade of 8 is considered a loss. Commercial loans with grades of 1 to 4 (pass-rated) are considered to be of acceptable credit risk. Commercial loans graded a 5 (special mention) are considered to be watch list credits and a higher loan loss reserve percentage is allocated to these loans. Loans classified as special mention have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date. Commercial loans graded 6 (substandard), also considered watch list credits, are considered to represent higher credit risk and, as a result, a higher loan loss reserve percentage is allocated to these loans. Loans classified as substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Commercial loans that are graded a 7 (doubtful) are shown as nonaccrual and Park generally charges these loans down to their fair value by taking a partial charge-off or recording a specific reserve. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Certain 6-rated loans and all 7-rated loans are included within the impaired category. A loan is deemed impaired when management determines the borrower's ability to perform in accordance with the contractual loan agreement is in doubt. Any commercial loan graded an 8 (loss) is completely charged off.

The tables below present the recorded investment by loan grade at December 31, 2012 and December 31, 2011 for all commercial loans:

(In thousands)	5 Rated	6 Rated	Impaired	Pass Rated	Recorded Investment
December 31, 2012:					
Commercial, financial and agricultural	$ 9,537	$10,874	$ 22,601	$ 783,891	$ 826,903
Commercial real estate	25,616	3,960	44,278	1,022,149	1,096,003
Construction real estate:					
SEPH commercial land and development	411	—	13,939	792	15,142
Remaining commercial	6,734	—	21,574	87,496	115,804
Residential real estate:					
Commercial	8,994	2,053	35,622	346,493	393,162
Leases	—	—	—	3,157	3,157
Total commercial loans	**$51,292**	**$16,887**	**$138,014**	**$2,243,978**	**$2,450,171**
December 31, 2011:					
Commercial, financial and agricultural	$11,785	$ 7,628	$ 40,645	$ 686,860	$ 746,918
Commercial real estate	37,445	10,460	51,978	1,012,926	1,112,809
Construction real estate:					
Vision commercial land and development	3,102	—	25,761	2,771	31,634
Remaining commercial	6,982	8,311	25,912	115,242	156,447
Residential real estate:					
Commercial	17,120	3,785	44,276	331,748	396,929
Leases	—	—	—	2,102	2,102
Total commercial loans	$76,434	$30,184	$188,572	$2,151,649	$2,446,839

Troubled Debt Restructuring (TDRs)

Management classifies loans as TDRs when a borrower is experiencing financial difficulties and Park has granted a concession. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of the borrower's debt in the foreseeable future without the modification. This evaluation is performed under the Company's internal underwriting policy. Management's policy is to modify loans by extending the term or by granting a temporary or permanent contractual interest rate below the market rate, not by forgiving debt. Certain loans which were modified during the period ended December 31, 2012 did not meet the definition of a TDR as the modification was a delay in a payment that was considered to be insignificant. Management considers a forbearance period of up to three months or a delay in payment of up to 30 days to be insignificant. TDRs may be classified as accruing if the borrower has been current for a period of at least six months with respect to loan payments and management expects that the borrower will be able to continue to make payments in accordance with the terms of the restructured note. Management reviews all accruing TDRs quarterly to ensure payments continue to be made in accordance with the modified terms.

At December 31, 2012 and December 31, 2011, there were $84.7 million and $100.4 million, respectively, of TDRs included in nonaccrual loan totals. At December 31, 2012 and December 31, 2011, $52.6 million and $79.9 million of these nonaccrual TDRs were performing in accordance with the terms of the restructured note. As of December 31, 2012 and December 31, 2011, there were $29.9 million and $28.7 million, respectively, of TDRs included in accruing loan totals. Management will continue to review the restructured loans and may determine it appropriate to move certain non-accrual TDRs to accrual status in the future. At December 31, 2012 and December 31, 2011, Park had commitments to lend $5.0 million and $4.0 million, respectively, of additional funds to borrowers whose terms had been modified in a TDR.

The specific reserve related to TDRs at December 31, 2012 and December 31, 2011 was $5.6 million and $9.1 million respectively. Modifications made in 2011 and 2012 were largely the result of renewals, extending the maturity date of the loan, at terms consistent with the original note. These modifications were deemed to be TDRs primarily due to Park's conclusion that the borrower would likely not have qualified for similar terms through another lender. Many of the modifications deemed to be TDRs were previously identified as impaired loans, and thus were also previously evaluated for impairment under ASC 310. Additional specific reserves of $2.3 million were recorded during the twelve month period ending December 31, 2012, as a result of TDRs identified in the 2012 year.

The terms of certain other loans were modified during the year ended December 31, 2012 that did not meet the definition of a TDR. Modified substandard commercial loans which did not meet the definition of a TDR had a total recorded investment as of December 31, 2012 of $800,000. The modification of these loans: (1) involved a modification of the terms of a loan to a borrower who was not experiencing financial difficulties, (2) resulted in a delay in a payment that was considered to be insignificant, or (3) resulted in Park obtaining additional collateral or guarantees that improved the likelihood of the ultimate collection of the loan such that the modification was deemed to be at market terms. Modified consumer loans which did not meet the definition of a TDR had a total recorded investment as of December 31, 2012 of $26.5 million. Many of these loans were to borrowers who were not experiencing financial difficulties but who were looking to reduce their cost of funds.

The following tables detail the number of contracts modified as TDRs during the period ended December 31, 2012 and December 31, 2011 as well as the recorded investment of these contracts at December 31, 2012 and December 31, 2011. The recorded investment pre- and post-modification is generally the same.

(In thousands)	Number of Contracts	Accruing	Nonaccrual	Recorded Investment
December 31, 2012:				
Commercial, financial and agricultural	**44**	**$ 2,843**	**$ 1,499**	**$ 4,342**
Commercial real estate	**25**	**2,648**	**3,611**	**6,259**
Construction real estate:				
SEPH commercial land and development	**12**	**—**	**1,301**	**1,301**
Remaining commercial	**15**	**531**	**6,579**	**7,110**
Mortgage	**2**	**99**	**85**	**184**
Installment	**6**	**175**	**78**	**253**
Residential real estate:				
Commercial	**18**	**1,139**	**1,842**	**2,981**
Mortgage	**129**	**4,279**	**5,776**	**10,055**
HELOC	**46**	**736**	**58**	**794**
Installment	**57**	**761**	**508**	**1,269**
Consumer	**600**	**1,899**	**670**	**2,569**
Total loans	**954**	**$15,110**	**$22,007**	**$37,117**

During 2012, as a result of general guidance issued by the Office of the Comptroller of the Currency ("OCC"), $12.5 million of consumer loans (includes mortgage, HELOC and installment loans in the residential real estate segment and those loans in the consumer loan segment) were identified as troubled debt restructurings ("TDR") whereby the borrower's obligation to PNB has been discharged in bankruptcy and the borrower has not reaffirmed the debt. These newly identified TDRs are included in the current year modified loan totals above, within the residential real estate and consumer segments, although certain of these modifications occurred prior to January 1, 2012.

(In thousands)	Number of Contracts	Accruing	Nonaccrual	Recorded Investment
December 31, 2011:				
Commercial, financial and agricultural	56	$ 2,842	$21,258	$24,100
Commercial real estate	23	3,332	3,831	7,163
Construction real estate:				
Vision commercial land and development	12	—	4,268	4,268
Remaining commercial	24	11,890	6,712	18,602
Mortgage	1	—	66	66
Installment	—	—	—	—
Residential real estate:				
Commercial	30	500	29,095	29,595
Mortgage	37	3,234	2,691	5,925
HELOC	2	—	56	56
Installment	7	95	126	221
Consumer	1	—	18	18
Total loans	193	$21,893	$68,121	$90,014

Of those loans listed in the tables above which were modified during the twelve month period ended December 31, 2012, $6.5 million were on nonaccrual status as of December 31, 2011 but were not classified as TDRs. Of those loans which were modified during the twelve month period ended December 31, 2011, $29.9 million were on nonaccrual status as of December 31, 2010 but were not classified as TDRs.

The following table presents the recorded investment in financing receivables which were modified as troubled debt restructurings within the previous 12 months and for which there was a payment default during the 12 month period ended December 31, 2012 and December 31, 2011. For this table, a loan is considered to be in default when it becomes 30 days contractually past due under modified terms. The additional allowance for loan loss resulting from the defaults on TDR loans was immaterial.

	12 months ended December 31, 2012		12 months ended December 31, 2011	
(In thousands)	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
Commercial, financial and agricultural	**8**	**$ 244**	19	$ 3,878
Commercial real estate	**10**	**2,113**	5	2,353
Construction real estate:				
SEPH/Vision commercial land and development	**7**	**970**	5	3,406
Remaining commercial	**4**	**1,476**	4	1,277
Mortgage	**1**	**85**	1	66
Installment	**1**	**27**	—	—
Residential real estate:				
Commercial	**1**	**16**	10	20,195
Mortgage	**39**	**2,863**	7	1,193
HELOC	**5**	**70**	1	50
Installment	**9**	**272**	2	44
Consumer	**123**	**743**	—	—
Leases	**—**	**—**	—	—
Total loans	**208**	**$8,879**	54	$32,462

Of the $8.9 million in modified TDRs which defaulted during the twelve months ended December 31, 2012, $606,000 were accruing loans and $8.3 million were nonaccrual loans. Of the $32.5 million in modified TDRs which defaulted during the twelve months ended December 31, 2011, $3.5 million were accruing loans and $29.0 million were nonaccrual loans.

Management transfers a loan to other real estate owned at the time that Park takes constructive ownership of the asset. At December 31, 2012 and 2011, Park had $35.7 million and $42.3 million, respectively, of other real estate owned.

Certain of the Corporation's executive officers, directors and related entities of directors are loan customers of PNB or were loan customers of Vision Bank in 2011. As of December 31, 2012 and 2011, loans and lines of credit aggregating approximately $39.4 million and $53.0 million, respectively, were outstanding to such parties. Of the amount outstanding at December 31, 2011, $4.4 million was related to Vision Bank's executive officers, directors and related entities and is not included in the December 31, 2012 total. During 2012, $4.4 million of new loans were made to these executive officers and directors and repayments totaled $13.6 million. New loans and repayments for 2011 were $4.9 million and $5.5 million, respectively.

6. ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is that amount management believes is adequate to absorb probable incurred credit losses in the loan portfolio based on management's evaluation of various factors including overall growth in the loan portfolio, an analysis of individual loans, prior and current loss experience, and current economic conditions. A provision for loan losses is charged to operations based on management's periodic evaluation of these and other pertinent factors as discussed within Note 1 of these Notes to Consolidated Financial Statements.

The activity in the allowance for loan losses for the years ended December 31, 2012, December 31, 2011, and December 31, 2010 is summarized in the following tables.

(In thousands)	Commercial, Financial and Agricultural	Commercial Real Estate	Construction Real Estate	Residential Real Estate	Consumer	Leases	Total
December 31, 2012							
Allowance for credit losses:							
Beginning balance	**$16,950**	**$15,539**	**$14,433**	**$15,692**	**$5,830**	**$—**	**$ 68,444**
Charge-offs	**26,847**	**10,454**	**9,985**	**8,607**	**5,375**	**—**	**61,268**
Recoveries	**1,066**	**783**	**2,979**	**5,559**	**2,555**	**—**	**12,942**
Net charge-offs	**$25,781**	**$ 9,671**	**$ 7,006**	**$ 3,048**	**$2,820**	**$—**	**$ 48,326**
Provision	**24,466**	**5,868**	**(586)**	**2,115**	**3,556**	**—**	**35,419**
Ending balance	**$15,635**	**$11,736**	**$ 6,841**	**$14,759**	**$6,566**	**$—**	**$ 55,537**
December 31, 2011							
Allowance for credit losses:							
Beginning balance	$11,555	$24,369	$70,462	$30,259	$6,925	$ 5	**$143,575**
Transfer of loans at fair value	2	150	63	4	—	—	**219**
Transfer of allowance to held for sale (1)	1,184	4,327	1,998	5,450	141	—	**13,100**
Charge-offs	18,350	23,063	64,166	20,691	7,612	—	**133,882**
Recoveries	1,402	1,825	1,463	1,719	2,385	4	**8,798**
Net charge-offs	$16,948	$21,238	$62,703	$18,972	$5,227	$ (4)	**$125,084**
Provision	23,529	16,885	8,735	9,859	4,273	(9)	**63,272**
Ending balance	$16,950	$15,539	$14,433	$15,692	$5,830	$—	**$ 68,444**

(1) Transfer of allowance to held for sale was allocated on a pro-rata basis based on the outstanding balance of the loans held for sale.

(In thousands)	2010
Allowance for loan losses:	
Beginning balance	$ 116,717
Charge-offs:	
Commercial, financial and agricultural	8,484
Commercial real estate	7,748
Construction real estate	23,308
Residential real estate	18,401
Consumer	8,373
Lease financing	—
Total charge-offs	66,314
Recoveries:	
Commercial, financial and agricultural	1,237
Commercial real estate	850
Construction real estate	813
Residential real estate	1,429
Consumer	1,763
Lease financing	—
Total recoveries	6,092
Net charge-offs	60,222
Provision for loan losses	87,080
Ending balance	$ 143,575

Loans collectively evaluated for impairment in the following tables include all performing loans at December 31, 2012 and December 31, 2011, as well as nonperforming loans internally classified as consumer loans. Nonperforming consumer loans are not typically individually evaluated for impairment, but receive a portion of the statistical allocation of the allowance for loan losses. Loans individually evaluated for impairment include all impaired loans internally classified as commercial loans at December 31, 2012 and 2011, which are evaluated for impairment in accordance with U.S. GAAP (see Note 1 of these Notes to Consolidated Financial Statements).

The composition of the allowance for loan losses at December 31, 2012 and 2011 was as follows:

(In thousands)	Commercial, Financial and Agricultural	Commercial Real Estate	Construction Real Estate	Residential Real Estate	Consumer	Leases	Total
December 31, 2012							
Allowance for loan losses:							
Ending allowance balance attributed to loans							
Individually evaluated for impairment	$ 3,180	$ 1,540	$ 2,277	$ 1,279	$ —	$ —	$ 8,276
Collectively evaluated for impairment	12,455	10,196	4,564	13,480	6,566	—	47,261
Total ending allowance balance	$ 15,635	$ 11,736	$ 6,841	$ 14,759	$ 6,566	$ —	$ 55,537
Loan balance:							
Loans individually evaluated for impairment	$ 22,523	$ 44,267	$ 34,814	$ 35,616	$ 18	$ —	$ 137,238
Loans collectively evaluated for impairment	801,404	1,047,897	130,714	1,678,029	651,912	3,128	4,313,084
Total ending loan balance	$823,927	$1,092,164	$165,528	$1,713,645	$651,930	$3,128	$4,450,322
Allowance for loan losses as a percentage of loan balance:							
Loans individually evaluated for impairment	14.12%	3.48%	6.54%	3.59%	—	—	6.03%
Loans collectively evaluated for impairment	1.55%	0.97%	3.49%	0.80%	1.01%	—	1.10%
Total ending loan balance	1.90%	1.07%	4.13%	0.86%	1.01%	—	1.25%
Recorded investment:							
Loans individually evaluated for impairment	$ 22,587	$ 44,278	$ 34,834	$ 35,622	$ 18	$ —	$ 137,339
Loans collectively evaluated for impairment	804,316	1,051,725	131,176	1,681,449	654,747	3,157	4,326,570
Total ending loan balance	$826,903	$1,096,003	$166,010	$1,717,071	$654,765	$3,157	$4,463,909
December 31, 2011							
Allowance for loan losses:							
Ending allowance balance attributed to loans							
Individually evaluated for impairment	$ 5,819	$ 4,431	$ 3,414	$ 2,271	$ —	$ —	$ 15,935
Collectively evaluated for impairment	11,131	11,108	11,019	13,421	5,830	—	52,509
Total ending allowance balance	$ 16,950	$ 15,539	$ 14,433	$ 15,692	$ 5,830	$ —	$ 68,444
Loan balance:							
Loans individually evaluated for impairment	$ 40,621	$ 51,978	$ 50,240	$ 44,276	$ 20	$ —	$ 187,135
Loans collectively evaluated for impairment	703,176	1,056,596	167,306	1,584,342	616,485	2,059	4,129,964
Total ending loan balance	$743,797	$1,108,574	$217,546	$1,628,618	$616,505	$2,059	$4,317,099
Allowance for loan losses as a percentage of loan balance:							
Loans individually evaluated for impairment	14.33%	8.52%	6.80%	5.13%	—	—	8.52%
Loans collectively evaluated for impairment	1.58%	1.05%	6.59%	0.85%	0.95%	—	1.27%
Total ending loan balance	2.28%	1.40%	6.63%	0.96%	0.95%	—	1.59%
Recorded investment:							
Loans individually evaluated for impairment	$ 40,621	$ 51,978	$ 50,240	$ 44,276	$ 20	$ —	$ 187,135
Loans collectively evaluated for impairment	706,297	1,060,831	167,856	1,588,147	619,415	2,102	4,144,648
Total ending loan balance	$746,918	$1,112,809	$218,096	$1,632,423	$619,435	$2,102	$4,331,783

7. PREMISES AND EQUIPMENT

The major categories of premises and equipment and accumulated depreciation are summarized as follows:

December 31 (In thousands)	2012	2011
Land	$ 17,354	$ 18,151
Buildings	69,091	69,690
Equipment, furniture and fixtures	61,679	59,037
Leasehold improvements	4,009	4,283
Total	$152,133	$151,161
Less accumulated depreciation	(98,382)	(97,420)
Premises and equipment, net	$53,751	$ 53,741

Depreciation expense amounted to $7.0 million, $7.6 million and $7.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The Corporation leases certain premises and equipment accounted for as operating leases. The following is a schedule of the future minimum rental payments required for the next five years under such leases with initial terms in excess of one year:

(In thousands)	
2013	$1,394
2014	1,079
2015	845
2016	536
2017	390
Thereafter	678
Total	$4,922

Rent expense for Park was $1.9 million, $2.4 million and $2.6 million, for the years ended December 31, 2012, 2011 and 2010, respectively.

8. DEPOSITS

At December 31, 2012 and 2011, non-interest bearing and interest bearing deposits were as follows:

December 31 (In thousands)	2012	2011
Non-interest bearing	$1,137,290	$ 995,733
Interest bearing	3,578,742	3,469,381
Total	$4,716,032	$4,465,114

At December 31, 2012, the maturities of time deposits were as follows:

(In thousands)	
2013	$ 927,505
2014	265,643
2015	92,408
2016	88,655
2017	75,207
After 5 years	1,006
Total	$1,450,424

At December 31, 2012, Park had approximately $16.8 million of deposits received from executive officers, directors, and their related interests.

Maturities of time deposits over $100,000 as of December 31, 2012 were:

December 31 (In thousands)	
3 months or less	$212,188
Over 3 months through 6 months	113,169
Over 6 months through 12 months	141,244
Over 12 months	190,664
Total	**$657,265**

9. SHORT-TERM BORROWINGS

Short-term borrowings were as follows:

December 31 (In thousands)	2012	2011
Securities sold under agreements to repurchase and federal funds purchased	**$244,168**	$240,594
Federal Home Loan Bank advances	**100,000**	23,000
Total short-term borrowings	**$344,168**	$263,594

The outstanding balances for all short-term borrowings as of December 31, 2012 and 2011 and the weighted-average interest rates as of and paid during each of the years then ended were as follows:

(In thousands)	Repurchase Agreements and Federal Funds Purchased	Federal Home Loan Bank Advances	Demand Notes Due U.S. Treasury and Other
2012:			
Ending balance	**$244,168**	**$100,000**	**$ —**
Highest month-end balance	**302,946**	**100,000**	**—**
Average daily balance	**257,341**	**1,320**	**—**
Weighted-average interest rate:			
As of year-end	**0.23%**	**0.38%**	**—**
Paid during the year	**0.26%**	**0.28%**	**—**
2011:			
Ending balance	$240,594	$ 23,000	$ —
Highest month-end balance	265,412	232,000	—
Average daily balance	246,145	51,392	—
Weighted-average interest rate:			
As of year-end	0.29%	0.04%	—
Paid during the year	0.30%	0.18%	—

At December 31, 2012 and 2011, FHLB advances were collateralized by investment securities owned by the Corporation's subsidiary banks and by various loans pledged under a blanket agreement by the Corporation's subsidiary banks.

See Note 4 of these Notes to Consolidated Financial Statements for the amount of investment securities that are pledged. At December 31, 2012 and 2011, $2,053 million and $2,231 million, respectively, of commercial real estate and residential mortgage loans were pledged under a blanket agreement to the FHLB by Park's subsidiary banks.

Note 4 states that $667 million and $669 million of securities were pledged to secure repurchase agreements as of December 31, 2012 and 2011, respectively. Park's repurchase agreements in short-term borrowings consist of customer accounts and securities which are pledged on an individual security basis. Park's repurchase agreements with a third-party financial institution are classified in long-term debt. See Note 10 of these Notes to Consolidated Financial Statements.

10. LONG-TERM DEBT

Long-term debt is listed below:

December 31	2012		2011	
(In thousands)	Outstanding Balance	Average Rate	Outstanding Balance	Average Rate
Total Federal Home Loan Bank advances by year of maturity:				
2012	**$ —**	**—**	$ 15,500	2.09%
2013	**75,500**	**1.11%**	75,500	1.11%
2014	**75,500**	**1.61%**	75,500	1.61%
2015	**51,000**	**2.00%**	51,000	2.00%
2016	**1,000**	**2.05%**	1,000	2.05%
2017	**51,000**	**3.37%**	51,000	3.37%
Thereafter	**252,259**	**2.94%**	252,314	2.94%
Total	**$506,259**	**2.42%**	$521,814	2.41%
Total broker repurchase agreements by year of maturity:				
2016	**$ —**	**—**	$ 75,000	4.05%
2017	**300,000**	**1.75%**	225,000	4.03%
Total	**$300,000**	**1.75%**	$300,000	4.04%
Other borrowings by year of maturity:				
2012	**$ —**	**—**	$ 69	7.97%
2013	**—**	**—**	74	7.97%
2014	**—**	**—**	81	7.97%
2015	**—**	**—**	87	7.97%
2016	**—**	**—**	94	7.97%
2017	**—**	**—**	102	7.97%
Thereafter	**—**	**—**	861	7.97%
Total	**$ —**	**—**	$ 1,368	7.97%
Total combined long-term debt by year of maturity:				
2012	**$ —**	**—**	$ 15,569	2.12%
2013	**75,500**	**1.11%**	75,574	1.11%
2014	**75,500**	**1.61%**	75,581	1.62%
2015	**51,000**	**2.00%**	51,087	2.01%
2016	**1,000**	**2.05%**	76,094	4.03%
2017	**351,000**	**1.99%**	276,102	3.91%
Thereafter	**252,259**	**2.94%**	253,175	2.96%
Total	**$806,259**	**2.17%**	$823,182	3.01%
Prepayment penalty	**(24,601)**	**—**	—	—
Total long-term debt	**$781,658**	**2.87%**	$823,182	3.01%

On November 30, 2012, Park restructured $300 million in repurchase agreements at a rate of 1.75%. As part of this restructure, Park paid a prepayment penalty of $25 million. The penalty is being amortized as an adjustment to interest expense over the remaining term of the repurchase agreements using the effective interest method, resulting in an effective interest rate of 3.4%. Of the $25 million prepayment penalty, $24.6 million remained to be amortized as of December 31, 2012. The remaining amortization will be $4.8 million in 2013, $4.9 million in 2014, $5.0 million in 2015, $5.1 million in 2016 and $4.8 million in 2017.

Other borrowings as of December 31, 2011 consisted of a capital lease obligation of $1.4 million pertaining to an arrangement that was part of the acquisition of Vision on March 9, 2007 and its associated minimum lease payments. This capital lease was assumed by Centennial Bank in connection with their acquisition of Vision's branches on February 16, 2012.

Park had approximately $252.3 million of long-term debt at December 31, 2012 with a contractual maturity longer than five years. However, approximately $250 million of this debt is callable by the issuer in 2013.

At December 31, 2012 and 2011, FHLB advances were collateralized by investment securities owned by the Corporation's banking divisions and by various loans pledged under a blanket agreement by the Corporation's banking divisions.

See Note 4 of these Notes to Consolidated Financial Statements for the amount of investment securities that are pledged. See Note 9 of these Notes to Consolidated Financial Statements for the amount of commercial real estate and residential mortgage loans that are pledged to the FHLB.

11. SUBORDINATED DEBENTURES/NOTES

As part of the acquisition of Vision on March 9, 2007, Park became the successor to Vision under (i) the Amended and Restated Trust Agreement of Vision Bancshares Trust I (the "Trust"), dated as of December 5, 2005, (ii) the Junior Subordinated Indenture, dated as of December 5, 2005, and (iii) the Guarantee Agreement, also dated as of December 5, 2005.

On December 1, 2005, Vision formed a wholly-owned Delaware statutory business trust, Vision Bancshares Trust I ("Trust I"), which issued $15.0 million of the Trust's floating rate preferred securities (the "Trust Preferred Securities") to institutional investors. These Trust Preferred Securities qualify as Tier I capital under Federal Reserve Board guidelines. All of the common securities of Trust I are owned by Park. The proceeds from the issuance of the common securities and the Trust Preferred Securities were used by Trust I to purchase $15.5 million of junior subordinated notes, which carry a floating rate based on a three-month LIBOR plus 148 basis points. The debentures represent the sole asset of Trust I. The Trust Preferred Securities accrue and pay distributions at a floating rate of three-month LIBOR plus 148 basis points per annum. The Trust Preferred Securities are mandatorily redeemable upon maturity of the notes in December 2035, or upon earlier redemption as provided in the notes. Park has the right to redeem the notes purchased by Trust I in whole or in part, on or after December 30, 2010. As specified in the indenture, if the notes are redeemed prior to maturity, the redemption price will be the principal amount, plus any unpaid accrued interest.

In accordance with GAAP, the Trust is not consolidated with Park's financial statements, but rather the subordinated notes are reflected as a liability.

On December 28, 2007, PNB entered into a Subordinated Debenture Purchase Agreement with USB Capital Funding Corp. Under the terms of the Purchase Agreement, USB Capital Funding Corp. purchased from PNB a Subordinated Debenture dated December 28, 2007, in the principal amount of $25 million, which matures on December 29, 2017. The Subordinated Debenture is intended to qualify as Tier 2 capital under the applicable regulations of the Office of the Comptroller of the Currency of the United States of America (the "OCC"). The Subordinated Debenture accrues and pays interest at a floating rate of three-month LIBOR plus 200 basis points. The Subordinated Debenture may not be prepaid in any amount prior to December 28, 2012; however, subsequent to that date, PNB may prepay, without penalty, all or a portion of the principal amount outstanding in a minimum amount of $5 million or any larger multiple of $5 million. The three-month LIBOR rate was 0.31% at December 31, 2012. On January 2, 2008, Park entered into an interest rate swap transaction, which was designated as a cash flow hedge against the variability of cash flows related to the Subordinated Debenture of $25 million (see Note 19 of these Notes to Consolidated Financial Statements). This Subordinated Debenture was prepaid in full on December 31, 2012.

On December 23, 2009, Park entered into a Note Purchase Agreement, dated December 23, 2009, with 38 purchasers (the "2009 Purchasers"). Under the terms of the Note Purchase Agreement, the 2009 Purchasers purchased from Park an aggregate principal amount of $35.25 million of 10% Subordinated Notes due December 23, 2019 (the "2009 Notes"). The 2009 Notes are intended to qualify as Tier 2 capital under applicable rules and regulations of the Federal Reserve Board. The 2009 Notes may not be prepaid in any amount prior to December 23, 2014; however, subsequent to that date, Park may prepay, without penalty, all or a portion of the principal amount outstanding. Of the $35.25 million in 2009 Notes, $14.05 million were purchased by related parties.

On April 20, 2012, Park entered into a Note Purchase Agreement, dated April 20, 2012 (the "2012 Purchase Agreement"), with 56 purchasers (the "2012 Purchasers"). Under the terms of the 2012 Purchase Agreement, the 2012 Purchasers purchased from Park an aggregate principal amount of $30 million of 7% Subordinated Notes Due April 20, 2022 (the "2012 Notes"). The 2012 Notes are intended to qualify as Tier 2 Capital under applicable rules and regulations of the Federal Reserve Board. Each 2012 Note was purchased at a purchase price of 100% of the principal amount thereof. The 2012 Notes may not be prepaid by Park prior to April 20, 2017. From and after April 20, 2017, Park may prepay all, or from time to time, any part of the 2012 Notes at 100% of the principal amount (plus accrued interest) without penalty, subject to any requirement under Federal Reserve Board regulations to obtain prior approval from the Federal Reserve Board before making any prepayment.

12. STOCK OPTION PLAN

The Park National Corporation 2005 Incentive Stock Option Plan (the "2005 Plan") was adopted by the Board of Directors of Park on January 18, 2005, and was approved by the shareholders at the Annual Meeting of Shareholders on April 18, 2005. Under the 2005 Plan, 1,500,000 common shares are authorized for delivery upon the exercise of incentive stock options. All of the common shares delivered upon the exercise of incentive stock options granted under the 2005 Plan are to be treasury shares. At December 31, 2012, 1,500,000 common shares were available for future grants under the 2005 Plan. Under the terms of the 2005 Plan, incentive stock options may be granted at a price not less than the fair market value at the date of the grant, and for an option term of up to five years. No additional incentive stock options may be granted under the 2005 Plan after January 17, 2015.

The fair value of each incentive stock option granted is estimated on the date of grant using a closed form option valuation (Black-Scholes) model. Expected volatilities are based on historical volatilities of Park's common stock. The Corporation uses historical data to estimate option exercise behavior. The expected term of incentive stock options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the incentive stock options is based on the U.S. Treasury yield curve in effect at the time of the grant.

The activity in the 2005 Plan is listed in the following table for 2012:

	Number	Weighted Average Exercise Price per Share
January 1, 2012	74,020	$ 74.96
Granted	—	—
Exercised	—	—
Forfeited/Expired	74,020	74.96
December 31, 2012	**—**	**$ —**
Exercisable at year end		—
Weighted-average remaining contractual life		N/A
Aggregate intrinsic value		N/A

There were no options granted or exercised in 2012, 2011 or 2010. Additionally, no expense was recognized for 2012, 2011 or 2010.

13. BENEFIT PLANS

The Corporation has a noncontributory Defined Benefit Pension Plan (the "Pension Plan") covering substantially all of the employees of the Corporation and its subsidiaries. The Pension Plan provides benefits based on an employee's years of service and compensation.

The Corporation's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions from those used for financial reporting purposes. In January 2011, management contributed $14 million, of which $12.4 million was deductible on the 2010 tax return and $1.6 million on the 2011 tax return. In January 2012, management contributed $15.9 million, of which $14.3 million was deductible on the 2011 tax return and $1.6 million will be deductible on the 2012 tax return. In January 2013, management contributed $12.6 million, of which $11.0 million will be deductible on the 2012 tax return and $1.6 million will be deductible on the 2013 tax return. The entire $11.0 million deductible on the 2012 tax return is reflected as part of the deferred taxes at December 31, 2012. See Note 14 of these Notes to Consolidated Financial Statements. Park does not expect to make any additional contributions to the Pension Plan in 2013.

Using an accrual measurement date of December 31, 2012 and 2011, plan assets and benefit obligation activity for the Pension Plan are listed below:

(In thousands)	2012	2011
Change in fair value of plan assets		
Fair value at beginning of measurement period	**$ 96,581**	$85,464
Actual return on plan assets	**11,256**	1,813
Company contributions	**15,900**	14,000
Benefits paid	**(5,969)**	(4,696)
Fair value at end of measurement period	**$117,768**	$96,581
Change in benefit obligation		
Projected benefit obligation at beginning of measurement period	**$ 81,507**	$74,164
Service cost	**4,271**	4,557
Interest cost	**4,048**	3,967
Actuarial loss	**13,796**	3,515
Benefits paid	**(5,969)**	(4,696)
Projected benefit obligation at the end of measurement period	**$ 97,653**	$81,507
Funded status at end of year (fair value of plan assets less benefit obligation)	**$ 20,115**	$15,074

The asset allocation for the Pension Plan as of each measurement date, by asset category, was as follows:

		Percentage of Plan Assets	
Asset Category	**Target Allocation**	**2012**	2011
Equity securities	50% – 100%	**83%**	80%
Fixed income and cash equivalents	remaining balance	**17%**	20%
Total	—	**100%**	100%

The investment policy, as established by the Retirement Plan Committee, is to invest assets according to the target allocation stated above. Assets will be reallocated periodically based on the investment strategy of the Retirement Plan Committee. The investment policy is reviewed periodically.

The expected long-term rate of return on plan assets was 7.5% in 2012 and 7.75% in 2011. This return was based on the expected return of each of the asset categories, weighted based on the median of the target allocation for each class.

The accumulated benefit obligation for the Pension Plan was $85.1 million and $71.4 million at December 31, 2012 and 2011, respectively.

On November 17, 2009, the Park Pension Plan completed the purchase of 115,800 common shares of Park for $7.0 million or $60.45 per share. At December 31, 2012 and 2011, the fair value of the 115,800 common shares held by the Pension Plan was $7.5 million, or $64.63 per share and $7.5 million, or $65.06 per share, respectively.

The weighted average assumptions used to determine benefit obligations at December 31, 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Discount rate	**4.47%**	5.18%	5.50%
Rate of compensation increase	**3.00%**	3.00%	3.00%

The estimated future pension benefit payments reflecting expected future service for the next ten years are shown below (in thousands):

2013	$ 6,431
2014	6,163
2015	6,623
2016	6,619
2017	7,233
2018 – 2022	41,653
Total	**$74,722**

The following table shows ending balances of accumulated other comprehensive loss at December 31, 2012 and 2011.

(In thousands)	2012	2011
Prior service cost	**$ (54)**	$ (74)
Net actuarial loss	**(41,691)**	(32,163)
Total	**(41,745)**	(32,237)
Deferred taxes	**14,611**	11,283
Accumulated other comprehensive loss	**$(27,134)**	$(20,954)

Using an actuarial measurement date of December 31 for 2012, 2011 and 2010, components of net periodic benefit cost and other amounts recognized in other comprehensive loss were as follows:

(In thousands)	2012	2011	2010
Components of net periodic benefit cost and other amounts recognized in other comprehensive loss			
Service cost	**$ (4,271)**	$ (4,557)	$(3,671)
Interest cost	**(4,048)**	(3,967)	(3,583)
Expected return on plan assets	**8,742**	7,543	5,867
Amortization of prior service cost	**(20)**	(19)	(22)
Recognized net actuarial loss	**(1,708)**	(1,411)	(1,079)
Net periodic benefit cost	**$ (1,305)**	$ (2,411)	$(2,488)
Change to net actuarial (loss)/gain for the period	**$(11,236)**	$ (9,164)	$(4,835)
Amortization of prior service cost	**20**	19	22
Amortization of net loss	**1,708**	1,411	1,079
Total recognized in other comprehensive (loss)/income	**(9,508)**	(7,734)	(3,734)
Total recognized in net benefit cost and other comprehensive (loss)/income	**$(10,813)**	$(10,145)	$(6,222)

The estimated prior service costs for the Pension Plan that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is $20,000. The estimated net actuarial (loss) expected to be recognized in the next fiscal year is $(2.7) million.

The weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, 2012, 2011 and 2010 are listed below:

	2012	2011	2010
Discount rate	**5.18%**	5.50%	6.00%
Rate of compensation increase	**3.00%**	3.00%	3.00%
Expected long-term return on plan assets	**7.75%**	7.75%	7.75%

Management believes the 7.75% expected long-term rate of return is an appropriate assumption given the performance of the S&P 500 Index over the most recent 10 years, which management believes is a good indicator of future performance of Pension Plan assets.

The Pension Plan maintains cash in a Park National Bank savings account. The Pension Plan cash balance was $1.3 million at December 31, 2012.

GAAP defines fair value as the price that would be received by Park for an asset or paid by Park to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date, using the most advantageous market for the asset or liability. The fair values of equity securities, consisting of mutual fund investments and common stock (U.S. large cap) held by the Pension Plan and the fixed income and cash equivalents, are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). The market value of Pension Plan assets at December 31, 2012 was $117.8 million. At December 31, 2012, $98.8 million of equity investments and cash in the Pension Plan were categorized as Level 1 inputs; $18.9 million of plan investments in corporate (U.S. large cap) and U.S. Government sponsored entity bonds were categorized as Level 2 inputs, as fair value is based on quoted market prices of comparable instruments; and no investments were categorized as Level 3 inputs. The market value of Pension Plan assets was $96.6 million at December 31, 2011. At December 31, 2011, $83.2 million of investments in the Pension Plan were categorized as Level 1 inputs; $13.4 million were categorized as Level 2; and no investments were categorized as Level 3.

The Corporation has a voluntary salary deferral plan covering substantially all of the employees of the Corporation and its subsidiaries. Eligible employees may contribute a portion of their compensation subject to a maximum statutory limitation. The Corporation provides a matching contribution established annually by the Corporation. Contribution expense for the Corporation was $1.0 million, $1.1 million, and $1.0 million for 2012, 2011 and 2010, respectively.

The Corporation has a Supplemental Executive Retirement Plan (SERP) covering certain key officers of the Corporation and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. The accrued benefit cost for the SERP totaled $7.4 million and $7.2 million for 2012 and 2011, respectively. The expense for the Corporation was $0.3 million for 2012, $0.6 million for 2011 and $0.5 million for 2010.

14. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities are as follows:

December 31 (in thousands)	2012	2011
Deferred tax assets:		
Allowance for loan losses	**$19,438**	$23,956
Accumulated other comprehensive loss – interest rate swap	—	296
Accumulated other comprehensive loss – pension plan	**14,611**	11,283
Intangible assets	**697**	1,523
Deferred compensation	**3,750**	3,733
OREO devaluations	**4,855**	6,364
Partnership adjustments	**3,329**	2,016
Other	**2,973**	2,515
Loans held for sale fair value adjustment	—	4,585
Tax credit carry-forwards	—	1,269
Total deferred tax assets	**$49,653**	$57,540
Deferred tax liabilities:		
Accumulated other comprehensive income – unrealized gains on securities	**$ 5,178**	$ 6,824
Deferred investment income	**10,199**	10,199
Pension plan	**25,517**	21,567
Mortgage servicing rights	**2,717**	3,255
Other	**646**	2,260
Total deferred tax liabilities	**$44,257**	$44,105
Net deferred tax assets	**$ 5,396**	$13,435

Park performs an analysis to determine if a valuation allowance against deferred tax assets is required in accordance with GAAP. Prior to the sale of substantially all of its assets in February 2012, Vision was subject to income tax in Alabama and Florida. During 2011, Park recognized $6.1 million in state tax expense which was the charge necessary to write off the previously reported state operating loss carry-forward asset and other state deferred tax assets at Vision. Prior to the execution of the Purchase Agreement with Centennial, management of Park believed that a merger of Vision Bank into The Park National Bank (the national bank subsidiary of Park) would enable Park to fully utilize the state net operating loss carry-forward asset recorded at Vision. The structure of the transactions contemplated by the Purchase Agreement did not allow either the buyer or the seller to benefit from the previously recorded net operating loss carry-forward asset at Vision to offset future taxable income; therefore, this asset was written off by Vision at December 31, 2011.

Management has determined that it is not required to establish a valuation allowance against remaining deferred tax assets in accordance with GAAP since it is more likely than not that the deferred tax assets will be fully utilized in future periods.

The components of the provision for federal and state income taxes are shown below:

December 31 (in thousands)	2012	2011	2010
Currently payable			
Federal	**$12,984**	$ 5,949	$26,130
State	—	—	109
Deferred			
Federal	**12,717**	22,378	(8,333)
State	—	8,382	(3,564)
Valuation allowance			
Federal	—	—	—
State	—	(2,294)	2,294
Total	**$25,701**	$34,415	$16,636

The following is a reconciliation of income tax expense to the amount computed at the statutory rate of 35% for the years ended December 31, 2012, 2011 and 2010.

December 31	2012	2011	2010
Statutory federal corporate tax rate	**35.0%**	35.0%	35.0%
Changes in rates resulting from:			
Tax-exempt interest income, net of disallowed interest	**(0.9)%**	(1.0)%	(1.7)%
Bank owned life insurance	**(1.6)%**	(1.5)%	(2.3)%
Tax credits (low income housing)	**(6.1)%**	(5.2)%	(6.7)%
State income tax expense, net of federal benefit	—	4.7%	(3.0)%
Valuation allowance, net of federal benefit	—	(1.3)%	2.0%
Other	**(1.8)%**	(1.2)%	(1.0)%
Effective tax rate	**24.6%**	29.5%	22.3%

Park and its Ohio-based subsidiaries do not pay state income tax to the state of Ohio, but pay a franchise tax based on their year-end equity. The franchise tax expense is included in the state tax expense and is shown in "state taxes" on Park's Consolidated Statements of Income. Vision did not record state income tax expense (benefit) in 2012.

Unrecognized Tax Benefits

The following is a reconciliation of the beginning and ending amount of unrecognized tax benefits.

(In thousands)	2012	2011	2010
January 1 Balance	**$485**	$477	$595
Additions based on tax positions related to the current year	**74**	70	69
Additions for tax positions of prior years	**25**	1	7
Reductions for tax positions of prior years	—	(3)	(131)
Reductions due to statute of limitations	**(67)**	(60)	(63)
December 31 Balance	**$517**	$485	$477

The amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in the future periods at December 31, 2012, 2011 and 2010 was $404,000, $378,000 and $370,000, respectively. Park does not expect the total amount of unrecognized tax benefits to significantly increase or decrease during the next year.

The (income)/expense related to interest and penalties recorded in the Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010 was $4,500, $2,500 and $(10,500), respectively. The amount accrued for interest and penalties at December 31, 2012, 2011 and 2010 was $67,500, $63,000 and $60,500, respectively.

Park and its subsidiaries are subject to U.S. federal income tax. Some of Park's subsidiaries are subject to state income tax in the following states: Alabama, Florida, California and Kentucky. Park is no longer subject to examination by federal or state taxing authorities for the tax year 2008 and the years prior.

The 2007 and 2008 federal income tax returns of Park National Corporation were recently under examination by the Internal Revenue Service. Additionally, the 2009 state of Ohio franchise tax return was recently under examination. The IRS examination closed in the first quarter of 2012 with no adjustments. The Ohio examination closed in 2011 with no material adjustments.

15. OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes are shown in the following table for the years ended December 31, 2012, 2011 and 2010.

Year ended December 31 (In thousands)	Before-Tax Amount	Tax Effect	Net-of-Tax Amount
2012:			
Unrealized losses on available-for-sale securities	**$ (4,702)**	**$ (1,645)**	**$ (3,057)**
Unrealized net holding gain on cash flow hedge	**846**	**296**	**550**
Changes in pension plan assets and benefit obligations recognized in other comprehensive income	**(9,508)**	**(3,328)**	**(6,180)**
Other comprehensive loss	**$(13,364)**	**$ (4,677)**	**$ (8,687)**
2011:			
Unrealized gains on available-for-sale securities	$ 25,063	$ 8,772	$ 16,291
Reclassification adjustment for gains realized in net income	(28,829)	(10,090)	(18,739)
Unrealized net holding gain on cash flow hedge	788	276	512
Changes in pension plan assets and benefit obligations recognized in other comprehensive income	(7,734)	(2,707)	(5,027)
Other comprehensive loss	$(10,712)	$ (3,749)	$ (6,963)
2010:			
Unrealized losses on available-for-sale securities	$(11,218)	$ (3,926)	$ (7,292)
Reclassification adjustment for gains realized in net income	(11,864)	(4,152)	(7,712)
Unrealized net holding loss on cash flow hedge	(151)	(53)	(98)
Changes in pension plan assets and benefit obligations recognized in other comprehensive income	(3,734)	(1,307)	(2,427)
Other comprehensive loss	$(26,967)	$ (9,438)	$(17,529)

The ending balance of each component of accumulated other comprehensive income (loss) was as follows as of December 31:

(In thousands)	2012	2011
Pension benefit adjustments	**$(27,134)**	$(20,954)
Unrealized net holding loss on cash flow hedge	**—**	(550)
Unrealized net holding gains on AFS securities	**9,616**	12,673
Total accumulated other comprehensive loss	**$(17,518)**	$ (8,831)

16. EARNINGS PER COMMON SHARE

GAAP requires the reporting of basic and diluted earnings per common share. Basic earnings per common share excludes any dilutive effects of options, warrants and convertible securities.

The following table sets forth the computation of basic and diluted earnings per common share:

Year ended December 31 (in thousands, except per share data)	2012	2011	2010
Numerator:			
Net income available to common shareholders	**$75,205**	$76,284	$52,294
Denominator:			
Basic earnings per common share: Weighted-average shares	**15,407,078**	15,400,155	15,152,692
Effect of dilutive securities – stock options and warrants	**1,063**	1,291	3,043
Diluted earnings per common share: Adjusted weighted-average shares and assumed conversions	**15,408,141**	15,401,446	15,155,735
Earnings per common share:			
Basic earnings per common share	**$4.88**	$4.95	$3.45
Diluted earnings per common share	**$4.88**	$4.95	$3.45

As of December 31, 2011, options to purchase 74,020 common shares were outstanding under Park's 2005 Plan. All options had expired as of December 31, 2012. A warrant to purchase 227,376 common shares was outstanding at December 31, 2011 as a result of Park's participation in the U.S. Treasury Capital Purchase Program ("CPP"). Park repurchased the CPP warrant on May 2, 2012. In addition, warrants to purchase an aggregate of 71,984 common shares were outstanding at December 31, 2010 as a result of the issuance of common shares and warrants to purchase common shares on December 10, 2010 (the "December 2010 Warrants"). The December 2010 Warrants expired in 2011, with no warrants being exercised, but have been considered in the 2011 diluted earnings per share calculation.

The common shares represented by the options and the December 2010 Warrants for the twelve months ended December 31, 2012 and 2011, totaling a weighted average of 63,308 and 126,292, respectively, were not included in the computation of diluted earnings per common share because the respective exercise prices exceeded the market value of the underlying common shares such that their inclusion would have had an anti-dilutive effect. The warrant to purchase 227,376 common shares issued under the CPP was included in the computation of diluted earnings per common share for the year ended December 31, 2012 and 2011, as the dilutive effect of this warrant was 1,063 and 1,291 common shares for the twelve month periods ended December 31, 2012 and December 31, 2011, respectively. The exercise price of the CPP warrant to purchase 227,376 common shares was $65.97.

17. DIVIDEND RESTRICTIONS

Bank regulators limit the amount of dividends a subsidiary bank can declare in any calendar year without obtaining prior approval. At December 31, 2012, approximately $27.9 million of the total shareholders' equity of PNB was available for the payment of dividends to the Corporation, without approval by the applicable regulatory authorities.

18. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

The Corporation is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

The total amounts of off-balance sheet financial instruments with credit risk were as follows:

December 31 (In thousands)	2012	2011
Loan commitments	**$815,585**	$809,140
Standby letters of credit	**22,961**	18,772

The loan commitments are generally for variable rates of interest.

The Corporation grants retail, commercial and commercial real estate loans to customers primarily located in Ohio. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Although the Corporation has a diversified loan portfolio, a substantial portion of the borrowers' ability to honor their contracts is dependent upon the economic conditions in each borrower's geographic location and industry.

19. DERIVATIVE INSTRUMENTS

FASB ASC 815, *Derivatives and Hedging,* establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by GAAP, the Company records all derivatives on the Consolidated Balance Sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivatives and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivatives is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified into earnings when the hedged transaction affects earnings, with any ineffective portion of changes in the fair value of the derivative recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction.

During the first quarter of 2008, the Company executed an interest rate swap to hedge a $25 million floating-rate subordinated note that was entered into by PNB during the fourth quarter of 2007. The Company's objective in using this derivative was to add stability to interest expense and to manage its exposure to interest rate risk. Our interest rate swap involved the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreement without exchange of the underlying principal amount, and was designated as a cash flow hedge. This interest rate swap matured on December 28, 2012.

At December 31, 2012 and 2011, the interest rate swap's fair value of $0 million and $(0.8) million, respectively, was included in other liabilities. No hedge ineffectiveness on the cash flow hedge was recognized during the twelve months ended December 31, 2012, 2011 or 2010.

For the twelve months ended December 31, 2012 and 2011, the change in the fair value of the interest rate swap reported in other comprehensive income was a gain of $550,000 (net of taxes of $296,000) and a gain of $512,000 (net of taxes of $276,000), respectively. There was a zero balance related to the interest rate swap in accumulated other comprehensive income as of December 31, 2012.

As of December 31, 2012 and 2011, no derivatives were designated as fair value hedges or hedges of net investments in foreign operations. Additionally, the Company does not use derivatives for trading or speculative purposes.

As of December 31, 2012 and December 31, 2011, Park had mortgage loan interest rate lock commitments (IRLCs) outstanding of approximately $28.9 million and $17.2 million, respectively. Park has specific contracts to sell each of these loans to a third-party investor. These loan commitments represent derivative instruments, which are required to be carried at fair value. The derivative instruments used are not designed as hedges under GAAP. The fair value of the derivative instruments was approximately $372,000 at December 31, 2012 and $251,000 at December 31, 2011. The fair value of the derivative instruments is included within loans held for sale and the corresponding income is included within non-yield loan fee income. Gains and losses resulting from expected sales of mortgage loans are recognized when the respective loan contract is entered into between the borrower, Park, and the third-party investor. The fair value of Park's mortgage IRLCs is based on current secondary market pricing.

In connection with the sale of Park's Class B Visa shares during the 2009 year, Park entered into a swap agreement with the purchaser of the shares. The swap agreement adjusts for dilution in the conversion ratio of Class B Visa shares resulting from certain Visa litigation. At December 31, 2012 and December 31, 2011, the fair value of the swap liability of $135,000 and $700,000, respectively, is an estimate of the exposure based upon probability-weighted potential Visa litigation losses.

20. LOAN SERVICING

Park serviced sold mortgage loans of $1,313 million at December 31, 2012 compared to $1,349 million at December 31, 2011, and $1,471 million at December 31, 2010. At December 31, 2012, $16 million of the sold mortgage loans were sold with recourse compared to $25 million at December 31, 2011. Management closely monitors the delinquency rates on the mortgage loans sold with recourse. As of December 31, 2012, management had established a $550,000 reserve to account for future loan repurchases.

The amortization of mortgage loan servicing rights is included within "Other service income". Generally, mortgage servicing rights are capitalized and amortized on an individual sold loan basis. When a sold mortgage loan is paid off, the related mortgage servicing rights are fully amortized.

Activity for mortgage servicing rights and the related valuation allowance follows:

December 31 (In thousands)	2012	2011	2010
Mortgage servicing rights:			
Carrying amount, net, beginning of year	**$ 9,301**	$10,488	$10,780
Additions	**3,399**	1,659	3,062
Amortization	**(3,634)**	(2,573)	(3,180)
Change in valuation allowance	**(1,303)**	(273)	(174)
Carrying amount, net, end of year	**$ 7,763**	$ 9,301	$10,488
Valuation allowance:			
Beginning of year	**$ 1,021**	$ 748	$ 574
Additions expensed	**1,303**	273	174
End of year	**$ 2,324**	$ 1,021	$ 748

The fair value of mortgage servicing rights at December 31, 2012 was established using a discount rate of 10.0% and constant prepayment speeds ranging from 6% to 25%.

Servicing fees included in other service income were $3.6 million, $3.9 million and $4.2 million for the twelve months ended December 31, 2012, 2011 and 2010, respectively.

21. FAIR VALUES

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that Park uses to measure fair value are as follows:

- Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that Park has the ability to access as of the measurement date.
- Level 2: Level 1 inputs for assets or liabilities that are not actively traded. Also consists of an observable market price for a similar asset or liability. This includes the use of "matrix pricing" used to value debt securities absent the exclusive use of quoted prices.
- Level 3: Consists of unobservable inputs that are used to measure fair value when observable market inputs are not available. This could include the use of internally developed models, financial forecasting and similar inputs.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability between market participants at the balance sheet date. When possible, the Company looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Company looks to observable market data for similar assets and liabilities. However, certain assets and liabilities are not traded in observable markets and Park must use other valuation methods to develop a fair value. The fair value of impaired loans is based on the fair value of the underlying collateral, which is estimated through third-party appraisals or internal estimates of collateral values.

Assets and Liabilities Measured on a Recurring Basis

The following table presents financial assets and liabilities measured on a recurring basis:

Fair Value Measurements at December 31, 2012 Using:

(In thousands)	Level 1	Level 2	Level 3	Balance at 12/31/12
ASSETS				
Investment Securities				
Obligations of U.S. Treasury and other U.S. Government sponsored entities	$ —	$695,727	$ —	$695,727
Obligations of states and political subdivisions	—	1,003	—	1,003
U.S. Government sponsored entities' asset-backed securities	—	415,502	—	415,502
Equity securities	1,442	—	$780	2,222
Mortgage loans held for sale	—	25,743	—	25,743
Mortgage IRLCs	—	372	—	372
LIABILITIES				
Interest rate swap	$ —	$ —	$ —	$ —
Fair value swap	—	—	135	135

Fair Value Measurements at December 31, 2011 Using:

(In thousands)	Level 1	Level 2	Level 3	Balance at 12/31/11
ASSETS				
Investment Securities				
Obligations of U.S. Treasury and other U.S. Government sponsored entities	$ —	$371,657	$ —	$371,657
Obligations of states and political subdivisions	—	2,660	—	2,660
U.S. Government sponsored entities' asset-backed securities	—	444,295	—	444,295
Equity securities	1,270	—	$763	2,033
Mortgage loans held for sale	—	11,535	—	11,535
Mortgage IRLCs	—	251	—	251
LIABILITIES				
Interest rate swap	$ —	$ 846	$ —	$ 846
Fair value swap	—	—	700	700

There were no transfers between Level 1 and Level 2 during 2012 or 2011. Management's policy is to transfer assets or liabilities from one level to another when the methodology to obtain the fair value changes such that there are more or fewer unobservable inputs as of the end of the reporting period.

The following methods and assumptions were used by the Corporation in determining fair value of the financial assets and liabilities discussed above:

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The Fair Value Measurements tables exclude Park's Federal Home Loan Bank stock and Federal Reserve Bank stock. These assets are carried at their respective redemption values, as it is not practicable to calculate their fair values. For securities where quoted prices or market prices of similar securities are not available, which include municipal securities, fair values are calculated using discounted cash flows.

Interest rate swap: The fair value of the interest rate swap represents the estimated amount Park would pay or receive to terminate the agreement, considering current interest rates and the current creditworthiness of the counterparty.

Fair value swap: The fair value of the swap agreement entered into with the purchaser of the Visa Class B shares represents an internally developed estimate of the exposure based upon probability-weighted potential Visa litigation losses.

Interest Rate Lock Commitments (IRLCs): IRLCs are based on current secondary market pricing and are classified as Level 2.

Mortgage loans held for sale: Mortgage loans held for sale are carried at their fair value. Mortgage loans held for sale are estimated using security prices for similar product types and, therefore, are classified in Level 2.

The table below is a reconciliation of the beginning and ending balances of the Level 3 inputs for the years ended December 31, 2012 and 2011, for financial instruments measured on a recurring basis and classified as Level 3:

Level 3 Fair Value Measurements

(in thousands)	Obligations of States and Political Subdivisions	Equity Securities	Fair Value Swap
Balance at January 1, 2012	$ —	$763	$(700)
Total gains/(losses)			
Included in earnings – realized	—	(54)	—
Included in earnings – unrealized	—	—	—
Included in other comprehensive income	—	71	—
Purchases, sales, issuances and settlements, other, net	—	—	—
Re-evaluation of fair value swap	—	—	565
Balance at December 31, 2012	$ —	$780	$(135)
Balance at January 1, 2011	$2,598	$745	$ (60)
Total gains/(losses)			
Included in earnings – realized	—	—	—
Included in earnings – unrealized	(128)	—	—
Included in other comprehensive income	—	18	—
Purchases, sales, issuances and settlements, other, net	(2,470)	—	—
Re-evaluation of fair value swap	—	—	(640)
Balance at December 31, 2011	$ —	$763	$(700)

Assets and Liabilities Measured on a Nonrecurring Basis

The following methods and assumptions were used by the Company in determining the fair value of assets and liabilities measured at fair value on a nonrecurring basis described below:

Impaired loans: At the time a loan is considered impaired, it is valued at the lower of cost or fair value. Impaired loans carried at fair value have been partially charged off or receive specific allocations of the allowance for loan losses. For collateral dependent loans, fair value is generally based on real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments result in a Level 3 classification of the inputs for determining fair value. Collateral is then adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly. Additionally, updated valuations are obtained annually for all impaired loans in accordance with Company policy.

Other Real Estate Owned (OREO): Assets acquired through or in lieu of loan foreclosure are initially recorded at fair value less costs to sell when acquired. The carrying value of OREO is not re-measured to fair value on a recurring basis, but is subject to fair value adjustments when the carrying value exceeds the fair value, less estimated selling costs. Fair value is based on recent real estate appraisals and is updated at least annually. These appraisals may utilize a single valuation approach or a combination of approaches including the comparable sales approach and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments result in a Level 3 classification of the inputs for determining fair value.

Appraisals for both collateral dependent impaired loans and other real estate owned are performed by licensed appraisers. Appraisals are generally obtained to support the fair value of collateral. In general, there are two types of appraisals, real estate appraisals and lot development loan appraisals, received by the Company. These are discussed below:

- Real estate appraisals typically incorporate measures such as recent sales prices for comparable properties. Appraisers may make adjustments to the sales prices of the comparable properties as deemed appropriate based on the age, condition or general characteristics of the subject property. Management generally applies a 15% discount to real estate appraised values which management expects will cover all disposition costs (including selling costs). This 15% discount is based on historical discounts to appraised values on sold OREO properties.
- Lot development loan appraisals are typically performed using a discounted cash flow analysis. Appraisers determine an anticipated absorption period and a discount rate that takes into account an investor's required rate of return based on recent comparable sales. Management generally applies a 6% discount to lot development appraised values, which is an additional discount above the net present value calculation included in the appraisal, to account for selling costs.

MSRs: MSRs are carried at the lower of cost or fair value. MSRs do not trade in active, open markets with readily observable prices. For example, sales of MSRs do occur, but precise terms and conditions typically are not readily available. As such, management, with the assistance of a third-party specialist, determines fair value based on the discounted value of the future cash flows estimated to be received. Significant inputs include the discount rate and assumed prepayment speeds utilized. The calculated fair value is then compared to market values where possible to ascertain the reasonableness of the valuation in relation to current market expectations for similar products. Accordingly, MSRs are classified as Level 2.

The following table presents assets and liabilities measured at fair value on a nonrecurring basis:

Fair Value Measurements at December 31, 2012 Using:

(In thousands)	Level 1	Level 2	Level 3	Balance at 12/31/12
Impaired loans:				
Commercial real estate	$ —	$ —	$25,997	$25,997
Construction real estate:				
SEPH commercial land and development	—	—	12,832	12,832
Remaining commercial	—	—	8,113	8,113
Residential real estate	—	—	6,990	6,990
Total impaired loans	**$ —**	**$ —**	**$53,932**	**$53,932**
Mortgage servicing rights	$ —	$ 6,642	$ —	$ 6,642
Other real estate owned:				
Construction real estate	—	—	12,134	12,134
Residential real estate	—	—	4,307	4,307
Commercial real estate	—	—	3,485	3,485
Total other real estate owned	**$ —**	**$ —**	**$19,926**	**$19,926**

Fair Value Measurements at December 31, 2011 Using:

(In thousands)	Level 1	Level 2	Level 3	Balance at 12/31/11
Impaired loans:				
Commercial real estate	$ —	$ —	$24,859	$24,859
Construction real estate:				
Vision commercial land and development	—	—	21,228	21,228
Remaining commercial	—	—	8,860	8,860
Residential real estate	—	—	12,935	12,935
Total impaired loans	$ —	$ —	$67,882	$67,882
Mortgage servicing rights	$ —	$ 5,815	$ —	$ 5,815
Other real estate owned:				
Construction real estate	—	—	10,834	10,834
Residential real estate	—	—	6,826	6,826
Commercial real estate	—	—	6,062	6,062
Total other real estate owned	$ —	$ —	$23,722	$23,722

Impaired loans had a book value of $137.2 million at December 31, 2012 after partial charge-offs of $105.1 million. Additionally, these impaired loans had a specific valuation allowance of $8.3 million. Of the $137.2 million impaired loan portfolio, loans with a book value of $59.0 million were carried at their fair value of $53.9 million, as a result of charge-offs of $91.6 million and a specific valuation allowance of $5.1 million. The remaining $78.2 million of impaired loans were carried at cost, as the fair value of the underlying collateral or present value of expected future cash flows on each of these loans exceeded the book value for each individual credit. At December 31, 2011, impaired loans had a book value of $187.1 million, after partial charge-offs of $103.8 million. Additionally, these impaired loans had a specific valuation allowance of $15.9 million. Of these, loans with a book value of $78.0 million were carried at their fair value of $67.9 million as a result of partial charge-offs of $97.6 million and a specific valuation allowance for those loans carried at fair value of $10.1 million. The remaining $109.1 million of impaired loans at December 31, 2011 were carried at cost. The financial impact of credit adjustments related to impaired loans carried at fair value during the twelve months ended December 31, 2012, 2011 and 2010 was $16.0 million, $37.4 million and $59.2 million, respectively.

MSRs, which are carried at the lower of cost or fair value, were recorded at $7.8 million at December 31, 2012. Of the $7.8 million MSR carrying balance at December 31, 2012, $6.6 million was recorded at fair value and included a valuation allowance of $2.3 million. The remaining $1.2 million was recorded at cost, as the fair value exceeded cost at December 31, 2012. At December 31, 2011, MSRs were recorded at $9.3 million, including a valuation allowance of $1.0 million. Expense related to MSRs carried at fair value for the years ended December 31, 2012, 2011 and 2010 was $1.3 million, $273,000 and $174,000, respectively.

At December 31, 2012 and December 31, 2011, the estimated fair value of OREO, less estimated selling costs, amounted to $19.9 million and $23.7 million, respectively. The financial impact of OREO fair value adjustments for the years ended December 31, 2012, 2011 and 2010 was $6.9 million, $8.2 million and $13.2 million, respectively.

The following table presents qualitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2012:

(In thousands)	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Impaired loans:				
Commercial real estate	$25,997	Sales comparison approach	Adj to comparables	0.0% – 116.0% (22.3%)
		Income approach	Capitalization rate	7.5% – 20.9% (10.1%)
		Cost approach	Accumulated depreciation	23.0% – 63.0% (50.4%)
Construction real estate:				
SEPH commercial land and development	12,832	Sales comparison approach	Adj to comparables	0.0% – 218.0% (31.9%)
		Bulk sale approach	Discount rate	11.0% – 55.0% (23.4%)
Remaining commercial	8,113	Sales comparison approach	Adj to comparables	0.0% – 75.0% (26.2%)
		Bulk sale approach	Discount rate	10.0% – 55.0% (18.3%)
Residential real estate	6,990	Sales comparison approach	Adj to comparables	0.0% – 178.0% (17.9%)
Other real estate owned:				
Commercial real estate	3,485	Sales comparison approach	Adj to comparables	0.0% – 67.0% (25.8%)
		Income approach	Capitalization rate	11.0% (11.0%)
		Bulk sale approach	Discount rate	13.0% (13.0%)
		Cost approach	Accumulated depreciation	40.9% – 90.0% (65.0%)
Construction real estate	12,134	Sales comparison approach	Adj to comparables	0.0% – 273.0% (34.0%)
		Income approach	Capitalization rate	8.5% (8.5%)
		Bulk sale approach	Discount rate	10.0% – 12.0% (10.8%)
Residential real estate	4,307	Sales comparison approach	Adj to comparables	1.0% – 61.0% (18.0%)
		Income approach	Capitalization rate	7.9% – 9.3% (8.7%)
		Cost approach	Accumulated depreciation	6.0% (6.0%)

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for assets and liabilities not discussed above:

Cash and cash equivalents: The carrying amounts reported in the Consolidated Balance Sheets for cash and short-term instruments approximate those assets' fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential) are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Off-balance sheet instruments: Fair values for the Corporation's loan commitments and standby letters of credit are based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amount and fair value are not material.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of time deposits.

Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other short-term borrowings approximate their fair values.

Long-term debt: Fair values for long-term debt are estimated using a discounted cash flow calculation that applies interest rates currently being offered on long-term debt to a schedule of monthly maturities.

Subordinated debentures and notes: Fair values for subordinated debentures and notes are estimated using a discounted cash flow calculation that applies interest rate spreads currently being offered on similar debt structures to a schedule of monthly maturities.

The fair value of financial instruments at December 31, 2012 and December 31, 2011, was as follows:

Fair Value Measurements at December 31, 2012:

(In thousands)	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Financial assets:					
Cash and money market instruments	$ 201,305	$ 201,305	$ —	$ —	$ 201,305
Investment securities	1,515,844	1,442	1,522,937	780	1,525,159
Accrued interest receivable – securities	6,122	—	6,122	—	6,122
Accrued interest receivable – loans	13,588	—	2	13,586	13,588
Mortgage loans held for sale	25,743	—	25,743	—	25,743
Impaired loans carried at fair value	53,932	—	—	53,932	53,932
Mortgage IRLCs	372	—	372	—	372
Other loans	4,314,738	—	—	4,348,705	4,348,705
Loans receivable, net	$4,394,785	$ —	$ 26,115	$4,402,637	$4,428,752
Financial liabilities:					
Non-interest bearing checking accounts	$1,137,290	$1,137,290	$ —	$ —	$1,137,290
Interest bearing transaction accounts	1,088,617	1,088,617	—	—	1,088,617
Savings accounts	1,038,356	1,038,356	—	—	1,038,356
Time deposits	1,450,424	—	1,458,793	—	1,458,793
Other	1,345	1,345	—	—	1,345
Total deposits	$4,716,032	$3,265,608	$1,458,793	$ —	$4,724,401
Short-term borrowings	$ 344,168	$ —	$ 344,168	$ —	$ 344,168
Long-term debt	781,658	—	861,466	—	861,466
Subordinated debentures/notes	80,250	—	79,503	—	79,503
Accrued interest payable – deposits	1,960	21	1,939	—	1,960
Accrued interest payable – debt/borrowings	1,499	8	1,491	—	1,499
Derivative financial instruments:					
Interest rate swap	$ —	$ —	$ —	$ —	$ —
Fair value swap	135	—	—	135	135

December 31, (In thousands)	2011 Carrying Value	Fair Value
Financial assets:		
Cash and money market instruments	$ 157,486	$ 157,486
Investment securities	1,640,869	1,655,219
Accrued interest receivable	19,697	19,697
Mortgage loans held for sale	11,535	11,535
Impaired loans carried at fair value	87,813	87,813
Mortgage IRLCs	251	251
Other loans	4,149,056	4,166,973
Loans receivable, net	$4,248,655	$4,266,572
Assets held for sale	382,462	382,462
Financial liabilities:		
Non-interest bearing checking	$ 995,733	$ 995,733
Interest bearing transaction accounts	1,037,385	1,037,385
Savings	931,526	931,526
Time deposits	1,499,105	1,506,075
Other	1,365	1,365
Total deposits	$4,465,114	$4,472,084
Short-term borrowings	$ 263,594	$ 263,594
Long-term debt	823,182	915,274
Subordinated debentures/notes	75,250	68,601
Accrued interest payable	4,916	4,916
Liabilities held for sale	536,186	536,991
Derivative financial instruments:		
Interest rate swap	$ 846	$ 846
Fair value swap	700	700

22. CAPITAL RATIOS

Prior to February 16, 2012, the Corporation operated two chartered bank subsidiaries, PNB and Vision. On February 16, 2012, Vision sold certain assets and liabilities to Centennial Bank. Following the sale, Vision surrendered its Florida banking charter to the Florida Office of Financial Regulation (See Note 3 of these Notes to Consolidated Financial Statements). At December 31, 2012 and 2011, the Corporation and each of its then separately chartered banks had Tier 1, total risk-based capital and leverage ratios which were well above both the required minimum levels of 4.00%, 8.00% and 4.00%, respectively, and the well-capitalized levels of 6.00%, 10.00% and 5.00%, respectively.

The following table indicates the capital ratios for Park and each subsidiary at December 31, 2012 and December 31, 2011.

	2012			2011		
	Tier 1 Risk-Based	**Total Risk-Based**	**Leverage**	Tier 1 Risk-Based	Total Risk-Based	Leverage
Park National Bank	**9.28%**	**11.17%**	**6.43%**	9.52%	11.46%	6.58%
Vision Bank	**N/A**	**N/A**	**N/A**	23.42%	24.72%	15.89%
Park	**13.12%**	**15.77%**	**9.17%**	14.15%	16.65%	9.81%

Failure to meet the minimum requirements above could cause the Federal Reserve Board to take action. Each of Park's bank subsidiaries is also subject to the capital requirements of their primary regulators. As of December 31, 2012 and 2011, Park and its then banking subsidiaries were well-capitalized and met all capital requirements to which each was then subject. There are no conditions or events since PNB's most recent regulatory report filings that management believes have changed the risk categories for PNB.

The following table reflects various measures of capital for Park and each of PNB and VB (during the period it was a Park banking subsidiary):

(In thousands)	Actual Amount	Ratio	To Be Adequately Capitalized Amount	To Be Adequately Capitalized Ratio	To Be Well Capitalized Amount	To Be Well Capitalized Ratio
At December 31, 2012:						
Total risk-based capital (to risk-weighted assets)						
PNB	$502,680	11.17%	$359,971	8.00%	$449,964	10.00%
Park	732,413	15.77%	371,477	8.00%	N/A	N/A
Tier 1 risk-based capital (to risk-weighted assets)						
PNB	$417,690	9.28%	$179,986	4.00%	$269,978	6.00%
Park	609,411	13.12%	185,739	4.00%	N/A	N/A
Leverage ratio (to average total assets)						
PNB	$417,690	6.43%	$259,769	4.00%	$324,711	5.00%
Park	609,411	9.17%	265,719	4.00%	N/A	N/A
At December 31, 2011:						
Total risk-based capital (to risk-weighted assets)						
PNB	$498,367	11.46%	$347,972	8.00%	$434,965	10.00%
VB (1)	115,637	24.72%	37,427	8.00%	46,784	10.00%
Park	812,286	16.65%	390,270	8.00%	N/A	N/A
Tier 1 risk-based capital (to risk-weighted assets)						
PNB	$413,870	9.52%	$173,986	4.00%	$260,979	6.00%
VB	109,566	23.42%	18,714	4.00%	28,071	6.00%
Park	690,419	14.15%	195,135	4.00%	N/A	N/A
Leverage ratio (to average total assets)						
PNB	$413,870	6.58%	$251,691	4.00%	$314,614	5.00%
VB (1)	109,566	15.89%	27,588	4.00%	34,485	5.00%
Park	690,419	9.81%	281,506	4.00%	N/A	N/A

(1) Park management had agreed to maintain Vision Bank's total risk-based capital at 16.00% and the leverage ratio at 12.00%.

23. SEGMENT INFORMATION

The Corporation is a bank holding company headquartered in Newark, Ohio. Prior to February 16, 2012, the operating segments for the Corporation were its two chartered bank subsidiaries, PNB (headquartered in Newark, Ohio) and Vision (headquartered in Panama City, Florida). On February 16, 2012, Vision sold certain assets and liabilities to Centennial Bank (See Note 3 of these Notes to Consolidated Financial Statements). Promptly following the closing of the transaction, Vision surrendered its Florida banking charter to the Florida Office of Financial Regulation and became a non-bank Florida corporation. The Florida Corporation merged with and into a wholly-owned non-bank subsidiary of Park, SEPH, with SEPH being the surviving entity. The closing of this transaction prompted Park to add SEPH as a reportable segment. Additionally, due to the increased significance of the entity, GFSC was added as a reportable segment in the first quarter of 2012.

GAAP requires management to disclose information about the different types of business activities in which a company engages and also information on the different economic environments in which a company operates, so that the users of the financial statements can better understand a company's performance, better understand the potential for future cash flows, and make more informed judgments about the company as a whole. Park's current operating segments are in line with GAAP as there are: (i) three separate and distinct geographic markets in which Park operates; (ii) discrete financial information is available for each operating segment; and (iii) the segments are aligned with internal reporting to Park's Chief Executive Officer, who is the chief operating decision maker.

Operating results for the year ended December 31, 2012 (In thousands)	**PNB**	**VB**	**GFSC**	**SEPH**	**All Other**	**Total**
Net interest income	**$ 221,758**	**$ —**	**$ 9,156**	**$ (341)**	**$ 4,742**	**$ 235,315**
Provision for loan losses	**16,678**	**—**	**859**	**17,882**	**—**	**35,419**
Other income	**70,739**	**—**	**—**	**21,431**	**233**	**92,403**
Other expense	**156,516**	**—**	**2,835**	**22,032**	**6,585**	**187,968**
Income (loss) before taxes	**119,303**	**—**	**5,462**	**(18,824)**	**(1,610)**	**104,331**
Income taxes (benefit)	**32,197**	**—**	**1,912**	**(6,603)**	**(1,805)**	**25,701**
Net income (loss)	**$ 87,106**	**$ —**	**$ 3,550**	**$ (12,221)**	**$ 195**	**$ 78,630**
Balances at December 31, 2012:						
Assets	**$6,502,579**	**$ —**	**$ 49,926**	**$104,428**	**$(14,130)**	**$6,642,803**
Loans	**4,369,173**	**—**	**50,082**	**59,178**	**(28,111)**	**4,450,322**
Deposits	**4,814,107**	**—**	**8,358**	**—**	**(106,433)**	**4,716,032**

Operating results for the year ended December 31, 2011 (In thousands)	**PNB**	**VB**	**GFSC**	**SEPH**	**All Other**	**Total**
Net interest income	$ 236,282	$ 27,078	$ 8,693	$ (974)	$ 2,155	$ 273,234
Provision for loan losses	30,220	31,052	2,000	—	—	63,272
Other income (loss)	90,982	6,617	—	(3,039)	350	94,910
Other expense	146,235	31,379	2,506	1,082	7,115	188,317
Income (loss) before taxes	150,809	(28,736)	4,187	(5,095)	(4,610)	116,555
Income taxes (benefit)	43,958	(6,210)	1,466	(1,784)	(3,015)	34,415
Net income (loss)	$ 106,851	$ (22,526)	$2,721	$ (3,311)	$ (1,595)	$ 82,140
Balances at December 31, 2011:						
Assets	$6,281,747	$650,935	$ 46,682	$ 34,989	$(42,108)	$6,972,245
Assets held for sale (1)	—	382,462	—	—	—	382,462
Loans	4,172,424	123,883	47,111	—	(26,319)	4,317,099
Deposits	4,611,646	32	8,013	—	(154,577)	4,465,114
Liabilities held for sale (2)	—	536,186	—	—	—	536,186

Operating results for the year ended December 31, 2010 (In thousands)	**PNB**	**VB**	**GFSC**	**SEPH**	**All Other**	**Total**
Net interest income	$ 237,281	$ 27,867	$ 7,611	$ —	$ 1,285	$ 274,044
Provision for loan losses	23,474	61,407	2,199	—	—	87,080
Other income (loss)	80,512	(6,024)	2	—	390	74,880
Other expense	144,051	31,623	2,326	—	9,107	187,107
Income (loss) before taxes	150,268	(71,187)	3,088	—	(7,432)	74,737
Income taxes (benefit)	47,320	(25,773)	1,082	—	(5,993)	16,636
Net income (loss)	$ 102,948	$ (45,414)	$ 2,006	$ —	$ (1,439)	$ 58,101
Balances at December 31, 2010:						
Assets	$6,495,558	$791,945	$ 43,209	$ —	$(48,451)	$7,282,261
Loans	4,074,775	640,580	43,714	—	(26,384)	4,732,685
Deposits	4,622,693	633,432	7,062	—	(167,767)	5,095,420

(1) The assets held for sale represent the loans and other assets at Vision Bank that were sold in the first quarter of 2012.

(2) The liabilities held for sale represent the deposits and other liabilities at Vision Bank that were sold in the first quarter of 2012.

The following is a reconciliation of financial information for the reportable segments to the Corporation's consolidated totals:

(In thousands)	Net Interest Income	Depreciation Expense	Other Expense	Income Taxes	Assets	Deposits
2012:						
Totals for reportable segments	**$230,573**	**$6,954**	**$174,429**	**$27,506**	**$6,656,933**	**$4,822,465**
Elimination of intersegment items	**(4,948)**	**—**	**—**	**—**	**(35,639)**	**(106,433)**
Parent Co. totals – not eliminated	**9,690**	**—**	**6,585**	**(1,805)**	**21,509**	**—**
Totals	**$235,315**	**$6,954**	**$181,014**	**$25,701**	**$6,642,803**	**$4,716,032**
2011:						
Totals for reportable segments	$271,079	$7,583	$173,619	$37,430	$7,014,353	$4,619,691
Elimination of intersegment items	(974)	—	—	—	(63,243)	(154,577)
Parent Co. totals – not eliminated	3,129	—	7,115	(3,015)	21,135	—
Totals	$273,234	$7,583	$180,734	$34,415	$6,972,245	$4,465,114
2010:						
Totals for reportable segments	$272,759	$7,126	$170,874	$22,629	$7,330,712	$5,263,187
Elimination of intersegment items	—	—	—	—	(77,876)	(167,767)
Parent Co. totals – not eliminated	1,285	—	9,107	(5,993)	29,425	—
Totals	$274,044	$7,126	$179,981	$16,636	$7,282,261	$5,095,420

24. PARENT COMPANY STATEMENTS

The Parent Company statements should be read in conjunction with the consolidated financial statements and the information set forth below.

Investments in subsidiaries are accounted for using the equity method of accounting.

The effective tax rate for the Parent Company is substantially less than the statutory rate due principally to tax-exempt dividends from subsidiaries.

Cash represents non-interest bearing deposits with a bank subsidiary.

Net cash provided by operating activities reflects cash payments (received from subsidiaries) for income taxes of $4.54 million, $4.21 million and $5.97 million in 2012, 2011 and 2010, respectively.

At December 31, 2012 and 2011, shareholders' equity reflected in the Parent Company balance sheet includes $173.1 million and $146.6 million, respectively, of undistributed earnings of the Corporation's subsidiaries which are restricted from transfer as dividends to the Corporation.

Balance Sheets

December 31, 2012 and 2011

(In thousands)	2012	2011
Assets:		
Cash	**$ 98,726**	$134,650
Investment in subsidiaries	**589,523**	643,959
Debentures receivable from PNB	**30,000**	—
Other investments	**2,133**	2,280
Other assets	**19,639**	19,406
Total assets	**$740,021**	$800,295
Liabilities:		
Dividends payable	**$ —**	$ —
Subordinated notes	**80,250**	50,250
Other liabilities	**9,405**	7,681
Total liabilities	**89,655**	57,931
Total shareholders' equity	**650,366**	742,364
Total liabilities and shareholders' equity	**$740,021**	$800,295

Statements of Income

for the years ended December 31, 2012, 2011 and 2010

(In thousands)	2012	2011	2010
Income:			
Dividends from subsidiaries	**$ 197,000**	$105,000	$ 80,000
Interest and dividends	**10,027**	5,643	4,789
Other	**232**	385	411
Total income	**207,259**	111,028	85,200
Expense:			
Other, net	**11,869**	10,639	12,632
Total expense	**11,869**	10,639	12,632
Income before federal taxes and equity in undistributed losses of subsidiaries	**195,390**	100,389	72,568
Federal income tax benefit	**1,806**	3,016	5,993
Income before equity in undistributed losses of subsidiaries	**197,196**	103,405	78,561
Equity in undistributed losses of subsidiaries	**(118,566)**	(21,265)	(20,460)
Net income	**$ 78,630**	$ 82,140	$ 58,101

Statements of Cash Flows

for the years ended December 31, 2012, 2011 and 2010

(In thousands)	2012	2011	2010
Operating activities:			
Net income	**$ 78,630**	$ 82,140	$ 58,101
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed losses of subsidiaries	**118,566**	21,265	20,460
Decrease in other assets	**5,748**	8,268	7,344
Increase (decrease) in other liabilities	**1,724**	(7,875)	(3,763)
Net cash provided by operating activities	**204,668**	103,798	82,142
Investing activities:			
Purchase of investment securities	**—**	(250)	—
Capital contribution to subsidiary	**(45,000)**	(36,000)	(52,000)
Purchase of debentures receivable from subsidiaries	**(115,000)**	(30,000)	—
Repayment of debentures receivable from subsidiaries	**52,000**	—	2,500
Net cash provided by (used in) investing activities	**(108,000)**	(66,250)	(49,500)
Financing activities:			
Cash dividends paid	**(60,154)**	(62,907)	(62,076)
Proceeds from issuance of common shares and warrants	**407**	—	33,541
Payment to repurchase warrants	**(2,843)**	—	—
Payment to repurchase preferred shares	**(100,000)**	—	—
Proceeds from issuance of subordinated notes	**30,000**	—	—
Cash payment for fractional shares	**(2)**	(2)	(4)
Net cash used in financing activities	**(132,592)**	(62,909)	(28,539)
(Decrease) increase in cash	**(35,924)**	(25,361)	4,103
Cash at beginning of year	**134,650**	160,011	155,908
Cash at end of year	**$ 98,726**	$134,650	$160,011

25. PARTICIPATION IN THE U.S. TREASURY CAPITAL PURCHASE PROGRAM

On December 23, 2008, Park issued $100 million of Fixed-Rate Cumulative Perpetual Preferred Shares, Series A, with a liquidation preference of $1,000 per share (the "Series A Preferred Shares"). The Series A Preferred Shares constituted Tier 1 capital and ranked senior to Park's common shares. The Series A Preferred Shares were to pay cumulative dividends at a rate of 5% per annum through February 14, 2014 and reset to a rate of 9% per annum thereafter. For the period ended December 31, 2012, Park recognized a charge to retained earnings of $3.4 million representing the preferred share dividend and accretion of the discount on the preferred shares, associated with Park's participation in the CPP.

As part of its participation in the CPP, Park also issued a warrant to the U.S. Treasury to purchase 227,376 common shares (the "Warrant"), which was equal to 15% of the aggregate amount of the Series A Preferred Shares purchased by the U.S. Treasury, having an exercise price of $65.97. The initial exercise price for the Warrant and the market price for determining the number of common shares subject to the Warrant were determined by reference to the market price of the common shares on the date the Company's application for participation in the CPP was approved by the U.S. Department of the Treasury (calculated on a 20-day trailing average). The Warrant had a term of 10 years.

As a participant in the CPP, the Company was required to adopt certain standards for compensation and corporate governance, established under the American Recovery and Reinvestment Act of 2009 (the "ARRA"), which amended and replaced the executive compensation provisions of the Emergency Economic Stabilization Act of 2008 ("EESA") in their entirety, and the Interim Final Rule promulgated by the Secretary of the U.S. Treasury under 31 C.F.R. Part 30. In addition, Park's ability to declare or pay dividends on or repurchase its common shares was partially restricted until December 23, 2011 as a result of its participation in the CPP.

On April 25, 2012, Park entered into a Letter Agreement with the U.S. Treasury pursuant to which Park repurchased the 100,000 Series A Preferred Shares for a purchase price of $100 million plus a pro rata accrued and unpaid dividend. Total consideration of $101.0 million included accrued and unpaid dividends of $1.0 million. In addition to the accrued and unpaid dividends of $1.0 million, the charge to retained earnings, resulting from the repurchase of the Series A Preferred Shares, was $1.6 million on April 25, 2012.

On May 2, 2012, Park entered into a Letter Agreement pursuant to which Park repurchased from the U.S. Treasury the Warrant to purchase 227,376 Park common shares in full for consideration of $2.8 million, or $12.50 per Park common share.

NOTES

NOTES

PARK NATIONAL CORPORATION

Post Office Box 3500
Newark, Ohio 43058-3500
740.349.8451
ParkNationalCorp.com